ORGANIGRAM HOLDINGS INC. Annual Report

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Corporate ESG Report FY2024 Organigram at a Glance • Head office: Toronto, Ontario • Production Facilities: Moncton, NB, Winnipeg, MB, Lac-Supérieur, QC • Employees: 875 (as of September 30, 2024) Introduction This report presents the progress Organigram Holdings Inc., including its subsidiary Organigram Inc., (collectively "Organigram" or “the Company”) has made on Environmental, Social and Governance (“ESG”) issues over the fiscal year beginning on October 1, 2023 and ending September 30, 2024 (“Fiscal 2024” or “FY2024”). This report encompasses all of Organigram’s operations and activities, at our corporate head office in Toronto (Ontario) and at our three production facilities: Moncton (New Brunswick), Winnipeg (Manitoba), and Lac-Supérieur (Quebec). A Message from our CEO Since the very beginning, Organigram has stayed true to its values, and we're proud of that. We think a company's success isn't just about financial goals. It's also about the way we work, the people, the connections we build, and how we help the communities around us. At Organigram, we believe that being successful means both reaching our financial goals and doing the right thing. This is what really defines our success today and guides our growth in the future. We have a clear vision to be a respected global leader in the emerging cannabis movement and we believe it is our responsibility to be transparent with our stakeholders on all aspects of our business. Therefore, we are pleased to share with you our third ESG report where we continue to report on three broad but important parameters: • Governance • Environmental Impact • Social Impact

This report explains how we work, shows the progress we've made in 2024, and talks about how we can do better in 2025. As a major cannabis producer, we understand our role in setting good standards for the industry. You might know that we've spoken out against inflated THC levels in the industry. We did this for our consumers' safety and the industry at large. We are committed to championing such causes until we are able to create a secure, sustainable and more responsible space for everyone involved in this evolving industry. We are committed to our mission of delighting consumers with trusted brands that deliver innovative cannabis products and experiences while promoting education and industry advocacy. /s/ Beena Goldenberg Chief Executive Officer Vision To be a respected global leader in the emerging cannabis movement. Mission To delight consumers with trusted brands that deliver innovative cannabis products and experiences while promoting education and industry advocacy. ESG Highlights 2024 Governance and Advocacy Our governance structure evolved to embrace sustainability, with the introduction of the Governance, Nominating, and Sustainability Committee. Ethical business conduct, data security, and risk management were reinforced, ensuring the integrity of our operations. In advocacy, our continued lobbying of the government for regulatory change as well as our legal challenge against Health Canada underscored our commitment to industry improvements and product excellence, exemplifying our proactive approach. Environmental Stewardship In Fiscal 2024, we prioritized environmental sustainability, achieving notable milestones across our operations. As detailed in this report, as a result of a strategic energy management review at our Moncton, NB facility, we were able to significantly reduce our power usage at this facility, which is the largest in our business by far. We were also able to reduce the CO2 emissions of our Lac-Supérieur, QC facility as a result of the facility’s connection to the Hydro-Québec power grid and eliminating our use of a diesel fuel power generator. We also significantly reduced our waste output at our Moncton, NB facility by diverting more waste into recycling with the assistance of a newly acquired baler machine.

Our commitment to transparency in reporting our carbon emissions is evident in our decision to report emissions by category, highlighted later in this report, showcases advancements in energy consumption, and logistical optimizations. Social Impact Diversity and inclusion remained at the forefront of our social impact initiatives. With women’s representation on the board at 40% and at 50% in senior leadership positions, we are fostering an inclusive workplace. Diversity training, leadership development programs, and ongoing engagement efforts contributed to a vibrant and supportive organizational culture. Governance Our commitment to sound governance practices is integral to our approach in maintaining transparency, accountability, and ethical decision-making. The following are the key aspects of our governance structure. Board Structure Our board is composed of ten members, nine of whom are independent directors. For the purposes of this report, independence signifies directors who are independent of management, acknowledging that our Chief Executive Officer is also a director. We believe that a mix of perspectives, including non- independent directors, contributes to robust decision-making. All independent directors actively participate in committees and in-camera sessions to operate independently of management, fostering constructive discussions and oversight. Corporate Ethics Our corporate ethics framework is centred around our Code of Ethics, Whistleblower, Insider Trading, Anti-Bribery, Anti-Corruption, and Disclosure policies. Through these and other policies, we strive to ensure that our business conduct aligns with the highest ethical standards. We also strive to ensure that our supply chains are free of goods and services that employ forced labour or child labour. In FY2024, we published our first modern slavery report under a new federal legislative framework1 describing efforts we made to combat forced labour and child labour in their supply chains through staff training, stronger contract language, and more extensive due diligence on our suppliers. Our inaugural report on this matter was published on our corporate website in May 2024. Data Security/Risk Management We prioritize data security and risk management, utilizing Multi-Factor Authentication, comprehensive training programs, and well-defined policies. In FY2024, we enhanced our risk management practices through collaboration between our internal legal counsel and our IT department to improve offerings and processes and to assess policies. We are committed to our leadership’s awareness of evolving cyber threats to our business. Our board and all corporate employees are required to complete cybersecurity training on a regular basis to facilitate awareness of ongoing risks from external cyber threats. Annual cyber security training is provided to all 1 See the Fighting Against Forced Labour and Child Labour in Supply Chains Act (SC 2023, c 9) for more information.

corporate and facilities staff, and a penetration test was conducted in FY2024 by Grant Thornton LLP, with a robust remediation and improvement plan being continuously executed. In addition, we deployed Bitlocker, an enterprise-class software for hard drive encryption, and USB drives being disabled, to reduce the possibility of leakage of sensitive data. At an operational level, a network traffic access management appliance, Claroty, has been deployed to minimize unauthorized 3rd party access to equipment and systems in the manufacturing environment. Finally, in pursuit of a more integrated and secure IT environment, certain on-premises systems have been decommissioned and functionality migrated to Tier 1 third party managed cloud-based environments that offer more robust security and controls. Our crisis communication plan, onboarded in FY2022, provides for effective communication during challenging times. A Disaster Recovery Plan is currently under review. Our commitment to the privacy of patient and employee data is reinforced by a robust privacy policy. Product Safety In our commitment to product safety, we are proud to report that there have been no recalls of our products for the fourth consecutive fiscal year. We have taken significant strides to enhance transparency, particularly in our Tetrahydrocannabinol (“THC”) potency testing procedures. Through detailed disclosure and a consumer rights campaign, we advocated for standardized THC potency testing by Health Canada. Our social media platforms have been instrumental in illustrating the rigorous scrutiny each of our products undergo, emphasizing our dedication to transparency and consumer safety. Accurate labeling remains a cornerstone of this commitment, as we recognize its pivotal role in ensuring heightened levels of consumer safety and trust. We have established policies and procedures in our facilities to ensure that our cannabis is grown, processed and packaged in a safe environment. Our facilities follow policies and procedures with respect to product safety, including codification of Good Production Practices as defined in Part 5 of the Cannabis Act (Canada). We have established a quality management system based on the International Council for Harmonisation Q10 Pharmaceutical Quality Management System. Additionally, we are in the process of obtaining European Union Good Manufacturing Practice (EU-GMP) certification for our Moncton facility. EU-GMP certification will open up business opportunities in international markets where this is the required quality standard. Organigram submitted its EU-GMP certification application for its Moncton Campus in Q1 of Fiscal 2024. A preliminary audit of the facility was completed in February 2024, enabling us to proceed to the next step in the process of securing an audit date with the European Union regulatory authority. We completed our official EU-GMP audit in November, 2024 and are awaiting the results. Product safety is a priority for our management and leadership teams. To maintain product safety as a primary focus, the Company has an internal audit program that places responsibility on the leadership teams at each of our facilities to comply with all product safety related policies. Advocacy As responsible leaders in the emerging cannabis industry, we feel strongly that it is our duty to advocate for changes that will bring a positive impact to the cannabis industry as whole, and not only benefit

Organigram. In addition to direct lobbying on behalf of the Company, we are also active members of the Cannabis Council of Canada (“C3”) where we have held a board seat for several years. In this association, we engage in advocacy initiatives that align with our commitment to responsible cannabis practices and also participate in events such as the annual Canadian Cannabis Leadership Summit event that bring government officials and other industry stakeholders together to discuss the industry’s most pressing issues and potential solutions. Our commitment to participating in this annual event demonstrates our dedication to industry-wide collaboration that furthers the growth of the cannabis industry in a responsible manner. In addition to C3, Organigram actively participates in AQIC (“Association Québécoise de l’Industrie du Cannabis”) and the Government of Canada Department of Industry, Science, and Economic Development cannabis industry forum to further advocate for changes needed for the long- term health of the industry. While we advocate for many improvements to policy, our key focus in the past year and our focus for the year to come will be on three fronts: reform of the cannabis excise tax framework (regarding both the excise tax rate and stamp operations), increasing the THC limit for cannabis edibles, and bringing strong potency sampling and testing regulations to the industry in an effort to fight practices of THC inflation. Reform of the excise tax framework in Canada is key to the long-term viability of the cannabis industry in Canada. Increasing the THC limit in edible cannabis products will greatly help in pushing potentially dangerous illicit and unregulated edible cannabis products out of the Canadian marketplace. Finally, stronger sampling and testing regulations for THC potency will help to improve the accuracy of product labels and bring more certainty for cannabis consumers regarding the potency of the products they are purchasing. During FY2023, we challenged Health Canada’s decision regarding the classification of our Edison JOLTS sublingual lozenges (“JOLTS”) by pursuing a judicial review of the decision. On August 8, 2023, the Federal Court of Canada ruled in our favour, citing a breach of procedural fairness by Health Canada. As a result, Health Canada was instructed to redetermine the classification of JOLTS. On March 22, 2024, despite strong evidence supporting classification as an ingestible extract, Health Canada issued a final redetermination that JOLTS are to be classified as edible cannabis. As a result, we have re-packaged JOLTS in a format that supports Health Canada’s redetermination. Environmental Impact Our environmental initiatives have yielded both challenges and successes, reflecting our ongoing commitment to sustainability and efficiency. Electricity Consumption In FY2024, we observed an overall decrease in our electricity consumption at two of our three production facilities this past year, driven by efforts to reduce demand and consumption at our production facilities in Moncton, NB and Winnipeg, MB. The development of new greenhouses led to a notable increase in electricity consumption at our Lac-Supérieur, QC facility. Additionally, this facility was not previously connected to the local electrical grid and was running off electricity generated onsite by a diesel generator, so this is the first year we will be reporting electricity consumption for our Lac-Supérieur, QC facility.

Hashish and craft flower production continued through FY2024 at Lac-Supérieur, and with new greenhouses beginning operation towards the end of FY2023, we saw a significant expansion in our craft flower output. As we will discuss below, we have and continue to take measures to increase our energy efficiency wherever possible as we continue to grow and expand our production. In FY2023, we changed our energy consumption measurement to kWh usage per kilograms (“kg’s”) of cannabis harvested, rather than per kg’s of cannabis sold, to provide a more accurate representation of energy efficiency. As our Lac-Supérieur facility focuses primarily on producing hashish, we measure our energy consumption based on kWh/kg of hashish produced at the Lac- Supérieur facility. As our Winnipeg facility produces edible and extract products, we measure energy efficiency based on kWh/kg of edible/extract products produced at the Winnipeg facility. Electricity Consumption at Moncton During FY2024, with the assistance of an external consultant, the Moncton facility implemented a Strategic Energy Management (“SEM”) program to reduce energy consumption and peak demand. As part of this initiative, we lowered the lighting intensity in the pre-veg rooms, utilized free cooling in our air handling units (“AHUs”), reduced the use of redundant equipment, and decreased static pressure in the hallways. These actions were aimed at optimizing energy efficiency and lowering overall consumption. As a result of this initiative, we successfully reduced annual energy consumption by an estimated 1,779,854 kWh through process reduction, optimization, and elimination. In FY2024, our overall energy usage at our Moncton facility was 113,273,043 kWh compared to 126,007,519 kWh in FY2023. In FY2024, we consumed 1,395 kWh per kg harvested, compared to 1,452 kWh per kg harvested in FY2023. We are continually pursuing initiatives to further reduce the energy required for our lighting needs and other operational processes and look forward to reporting on our progress in the future. Electricity Consumption at Winnipeg In FY2024, the Winnipeg facility consumed 1,166,400 kWh compared to 1,242,360 kWh in FY2023. In FY2024, our Winnipeg facility consumed an average of 6.06 kWh per kg of edibles/extracts produced compared to 6.34 kWh per kg produced in FY2023. Electricity Consumption at Lac-Supérieur Our new Lac-Supérieur, QC facility was connected to an external electrical supply in the fourth quarter of FY2023, and therefore we are reporting our initial baseline electrical consumption for the Lac-Supérieur facility for the first time in this Report. Additionally, four new greenhouses were brought online at for the Lac-Supérieur facility in FY2024. In FY2024, the Lac-Supérieur facility consumed 5,089,288kWh of electricity, and consumed an average of 1,891 kWh per kg of hashish produced.

Gas Consumption Natural gas is used at our Moncton and Winnipeg facilities mainly for heating purposes and our usage varies significantly during the seasons. At both our Moncton and Winnipeg facilities we saw the highest consumption of natural gas in the second quarter, which was during the winter months. Our overall natural gas usage at the Moncton facility for FY2024 was 158,036 units of one hundred cubic feet (“CCF”) compared to 176,875 CCF in FY2023, a 10.65% decrease in consumption. The natural gas usage at our Winnipeg facility was 195,594 cubic metres (m3) in FY2024, compared to 196,967 m3 in FY2023. Propane is used at our Moncton and Lac-Supérieur facilities for heating. The usage of propane at Moncton was 17,838 litres (L) in FY2024 compared to 34,411 L in FY2023, a 48.16% reduction. At our Lac-Supérieur facility, 34,892 L of propane was used in FY2024 to heat the greenhouse compared to 56,563 L in FY2023, a 38.31% reduction. Diesel fuel was previously used at the Lac-Supérieur facility to fuel an electricity generator while we awaited power for our new facility from Hydro-Québec. As our Lac-Supérieur facility is now connected to the local electrical grid, we no longer rely on diesel fuel in our operations and do not anticipate relying on it in the future. CO2 Emissions In terms of greenhouse gas emissions tracking, we currently track our emissions of carbon dioxide (CO2) only. Our metrics indicate a decrease in CO2 emissions, which reflects our continued efforts to achieve efficiency wherever possible. We set baselines for CO2 emissions in FY2022 at our Moncton and Winnipeg facilities and FY2023 was the first year that we were able to report a full baseline of emissions for our Lac- Supérieur facility. For FY2024, we have broken down our CO2 emissions generally into two categories to help us assess the impact of our operations relative to one another, classified as Category A and Category B emissions. We define our Category A emissions as the CO2 emitted from sources we own. We define our Category B emissions as the CO2 emitted from the generation of purchased electricity. We then multiply that electricity consumption, which is measured by the electricity provider, with the average provincial grid carbon intensities defined in the federal Clean Fuel Regulations as passed under the Canadian Environmental Protection Act.2 CO2 Emissions from our Moncton Facility The primary sources of Category A CO2 emissions at our Moncton facility are the combustion of natural gas and propane, day-to-day operations, and the venting of compressed CO2 gas from our extraction and growing operations. During FY2024, our Moncton facility produced Category A CO2 emissions of 927 metric tons (mt), compared to 1,051 mt in FY2023. Our Category A CO2 emissions per kg of cannabis produced (mt/kg harvested) at Moncton were 0.011 mt/kg harvested for FY2024 compared to 0.012 mt/kg harvested in 2 Clean Fuel Regulations, SOR/2022-140

FY2023. Our Category B CO2 emissions at our Moncton facility were approximately 36,293 mt in FY2024 compared to 40,373 in FY2023. This translates into an average of 0.447 mt/kg harvested. CO2 Emissions from our Winnipeg Facility During FY2024, the Winnipeg facility produced Category A CO2 emissions of 381 mt, compared to 383 mt in FY2023. Our Category A CO2 emissions per kg of edibles/extracts were 0.00198 mt/kg produced for FY2024 compared to 0.00196 mt/kg produced in FY2023. The Category B CO2 emissions at our Winnipeg facility were 29.4 mt compared to 31.3 mt in FY2023. This equals an average of 0.00015 mt/kg produced at this facility. CO2 Emissions from our Lac-Supérieur Facility During FY2024, the Lac- Supérieur facility produced Category A CO2 emissions of 52 mt, compared to 189 mt in FY2023. Category A CO2 emissions per kg of hashish produced (mt/kg produced) was 0.0192 mt/kg produced compared to 0.0848 mt/kg produced in FY2023. The significant reduction of Category A CO2 emissions is attributed to the elimination of diesel power generation at the facility by connecting to the Hydro-Quebec electrical power grid in Q1 FY2024. FY2024 is the first year we reported baseline Category B CO2 emissions for the Lac- Supérieur facility. The Category B CO2 emissions for our Lac- Supérieur facility were 91.6 mt in FY2024. This equals an average of 0.034 mt/kg produced at this facility. Water Management In 2024 we saw an increase in water consumption driven by increased yield and production lines. Our Moncton facility used 225,927 m3 of water in FY2024, compared to 221,645 m3 in FY2023. Water use per square foot in Moncton was 0.423 m3/sq foot compared to 0.413 m3/sq foot in FY2023. Increases in water consumption can be attributed to a change in growing methods. To mitigate the increase water usage, we have developed a watering model that aims to reduce water consumption at our Moncton facility. Our new watering model focuses on reduction of water usage by reducing total watering time per plant to 1,080 minutes (143.64 liters) per cycle compared to the previous strategy of 1,260 minutes (167.58 liters). This saves 180 minutes (23.94 liters) per plant. With an average room containing 600 to 840 plants, this results in water savings of approximately 14.4 to 20.1 m³ per cycle across each room. The updated approach ensures plants receive the right amount of hydration while reducing resource use. It also provides benefits such as improved flower quality, lower fertilizer usage, and greater labour efficiency. Our Winnipeg facility used 7,811 m3 of water in FY2024 compared to 5,395 m3 in FY2023. Water use per square foot Winnipeg was 0.153m3/sq foot compared to 0.106 m3/sq foot in FY2023. The use of active dosing for the new nano emulsion machine has been a driver of increased water consumption at our Winnipeg facility. Our Lac-Supérieur facility draws water from a well, which prevents us from being able to accurately measure our water use at this facility at this time.

Waste Management We currently have comprehensive waste data for the Moncton facility, which provides valuable insights. Our Moncton facility produced a total of 1,451 mt of waste in FY2024, compared to 1,621 mt in FY2023. Of this total waste, 78.05% was organic waste from plant material and growing media, and 3.82% of the total waste was recycled. The reduction in waste for FY2024 can be partially attributed to the Moncton facility beginning to recycle low-density plastics, including bun bags, product bags, bulk bags, and pallet wrap in Q2 of FY2024. By Q3, with the help of a new baler, the Moncton facility had recycled 4.16 metric tonnes of soft plastic, avoiding such plastic going to landfill. 17.8% of our units sold in FY2024 were packaged in recyclable packaging. These units were manufactured at all three of our facilities. Other Efficiency Gains In FY2024, our Moncton facility developed a Strategic Energy Management (SEM) program with the assistance of a third party. This initiative successfully reduced annual energy consumption by an estimated 1,779,854 kWh through process reduction, optimization, and elimination. Summary of Environmental Impact In FY2024, we saw a decrease to our power consumption and CO2 emissions at all our facilities both at the overall and per capita level. These decreases are driven by better energy management practices to increase our electrical efficiency. Lac-Supérieur saw a reduction in Category A emissions due to connecting to the power grid and no longer requiring diesel power generation. Although in FY2024, increases to water consumption at Moncton and Winnipeg facilities were noted, this was largely caused by increased production and the use of active dosing for the new nano-emulsion machine at our Winnipeg facility. We continue to explore ways to reduce our environmental footprint and look forward to reporting on new initiatives in the future. Social Impact Diversity & Inclusion In Fiscal 2024, we continued our path towards an equitable, diverse and inclusive organization. We completed our second diversity survey as part of our engagement survey, which provided both a view of diversity across our organization but also deeper analysis of where we could improve feelings of fairness and belonging. Women Representation Our commitment to gender diversity is reflected in our leadership, where women now constitute 50% of our senior leadership team and 40% of our board. These statistics evidence our dedication to fostering a gender-inclusive working environment. Diversity, Equity, Inclusion and Belonging Training In FY2024, we expanded on our leadership training offered in FY2023, by introducing monthly Diversity Equity Inclusion and Belonging learning paths for our leaders and team members. We began acknowledging days of significance through our monthly training calendars and organization-wide communication. We also held two events to foster greater compassion and action. The first was a panel interview of senior female leaders for International Women’s Day. The second, was a presentation by the METIS Federation for Truth and Reconciliation Day. Learning and Development Our commitment to investment in the training and development of our employees continued in FY2024 through numerous initiatives aimed at developing both the hard and soft skills of employees at all levels in our organization. These initiatives range from conflict resolution, critical thinking and body language to project management, performance management, and practical problem solving. In addition to those courses, we expanded our investment in LinkedIn Learning which is now available to all salaried team members across the organization. Over 5000 hours were spent on formal learning by our team members with a focus on soft skills and competencies. Community Impact Our commitment to social impact is epitomized by the “Organigram Operating for Good” program, where employees are given the opportunity to allocate work hours towards volunteer activities. During FY2024, our team collectively volunteered an impressive 3,451 hours for not-for-profit and charitable organizations. This program underscores our dedication to making a positive difference in the communities we serve. Our volunteers contribute their time and skills to a wide variety of initiatives including their local Food Bank, United Way, and Canadian Blood Services to name a few, reflecting our ongoing commitment to corporate social responsibility. Labour Management Hourly Wage Disclosure In line with our commitment to fair compensation, we completed compensation benchmarking for all our locations, ensuring that compensation for our hourly positions remains above the median of the local area. For FY2025, base salaries were adjusted by 3.3%, maintaining our position above market rates. We are proud to maintain wages that exceed the living wage in all locations where we operate for all employee positions. Career Development Investing in the growth and career development of our team members remains a priority. In FY2024, we developed a career planning guide and created job levels to help our team members better form a career path that works for them. We also implemented development plans in our Human Resources Information System (HRIS), which will allow for greater collaboration between team members and leaders towards growth and progression. Engagement & Recognition Also, in FY2024, we completed our second annual engagement survey. With an 88% participation rate, we gained valuable insights into areas of satisfaction and dissatisfaction among employees regarding all aspects of the Company’s management and strategy. Our team members told us that having a good relationship with their leaders and connection to senior leadership had improved. Although our average engagement was 61%, below our target benchmark, we implemented robust action plans, with a focus on open and transparent communication and creating space where all feel their opinions matter.

Compensation & Benefits In 2024 we completed our development of a new salary compensation framework. This framework incorporates best practices in compensation design to contribute to equitable pay practices across the organization. We also expanded the number of team members who participate in our short-term incentive program, further connecting our teams to the goals of the organization and creating an environment where we share in the successes of Organigram. Health & Safety The Company is committed to the health and safety of our team members. We measure our workplace safety by Total Recordable Incident Frequency (“TRIF”) which is calculated by taking the total number of injuries at our facilities, multiplying by 200,000 and then dividing by the hours worked. This measure allows us to easily compare the rate of injuries at our facilities with the rate of injuries in businesses of a similar scale. In Fiscal 2024, we recorded a TRIF of 1.4, an increase from the previous year’s 1.19. TRIF as a metric serves as a critical benchmark as we continuously strive to enhance our safety measures. Emphasizing transparency and accessibility, we introduced the ‘Safety by Facility’ SharePoint platform, providing a centralized repository for all safety documents, fostering ease of access and collaboration. Recognizing the pivotal role of awareness in mitigating workplace injuries, we launched a comprehensive safety campaign. Themed ‘Situational Awareness,’ the campaign aimed to instill a proactive mindset among our workforce, fostering a collective commitment to injury prevention. In tandem with this campaign, we continue to observe our Personal Protective Equipment policy, outlining guidelines to ensure the well-being of our team members. Additionally, the implementation of a lockout mechanism to some of our industrial equipment that feature moving parts further strengthens our commitment to maintaining a secure work environment. These initiatives collectively reflect our proactive approach to health and safety, aiming to create a workplace where every team member feels secure and supported. Forward-Looking Information This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) which are necessarily based upon the Company’s current internal expectations, estimates, forecasts, assumptions and beliefs regarding, among other things, the future performance and results of the Company’s business and operations, general economic conditions, global events and applicable regulatory regime. These forward-looking statements are generally identified by their use of such terms and phrases as “intend,” “goal,” “strategy,” “estimate,” “expect,” “project,” “projections,” “forecasts,” “plans,” “seeks,” “anticipates,” “potential,” “proposed,” “will,” “should,” “could,” “would,” “may,” “likely,” “designed to,” “foreseeable future,” “believe,” “scheduled” and other similar expressions. Forward-looking statements contained herein include, but are not limited to, statements regarding the future implementation and performance of our ESG strategy and all other statements that are not historical facts. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. These factors include, but are not limited to, the risk that the Company will not obtain its EU-GMP certification on anticipated timelines or at all, the risk that the Company’s advocacy efforts are unsuccessful, the continued availability of affordable and accessible electricity the Company’s ability to meet GHG and emissions targets, the development of provincial, national and international laws, policies and regulations in respect of ESG matters, the availability, accessibility and suitability of comprehensive and high-quality data, the need for active and continued participation of Company stakeholders, risks associated with developing and implementing new technologies, policies and systems, the increased cost of carbon offsetting, increased cost of renewable resources, labour relations risks, risks related to changes in the Canadian cannabis industry and market, changes in laws and the other risks described in the Company’s annual information form and management’s discussion & analysis for Fiscal 2024 under the heading “Risk Factors” and filed with the regulators as described below. Any forward-looking statement included in this report is made as of the date of this report and, except as required by law, the Company disclaims any obligation to update or revise any forward-looking statement. Readers are cautioned not to put undue reliance on any forward- looking statement. Forward-looking statements are provided for the purposes of assisting the reader in understanding the Company and its business as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements are not appropriate for other purposes. All forward-looking statements contained in this report are expressly qualified by this cautionary statement. ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF ORGANIGRAM’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING STATEMENTS IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING THE COMPANY’S MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”) UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT ANNUAL INFORMATION FORM (“AIF”) UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT WWW.SEDARPLUS.CA, AND FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION AND AVAILABLE ON EDGAR AT WWW.SEC.GOV/EDGAR.

INTRODUCTION

This Management's Discussion and Analysis dated December 18, 2024 (this "MD&A"), should be read in conjunction with the audited annual consolidated financial statements (the "Financial Statements") of Organigram Holdings Inc. (together with its subsidiaries, the "Company", "Organigram",, "we", "us", or "our") for the year ended September 30, 2024 ("Fiscal 2024") and the thirteen months ended September 30, 2023 ("Fiscal 2023"), including the accompanying notes thereto.

CHANGE IN YEAR END

In May 2023, to better align our financial statement reporting periods with that of other public companies and with calendar quarters, we announced a change to our fiscal year end from August 31 to September 30. This change resulted in a transitional thirteen month period for Fiscal 2023 as opposed to a twelve month period, and a four month fourth quarter as opposed to a three month fourth quarter.

As required by International Financial Reporting Standards ("IFRS"), our Financial Statements for Fiscal 2024 compare our financial results for the twelve month period of Fiscal 2024 with the thirteen month period of Fiscal 2023. However, for comparative purposes in this MD&A, and to more accurately reflect period-over-period performance, this MD&A presents our financial results for the unaudited twelve month period beginning October 1, 2022 and ending September 30, 2023, and the unaudited and unreviewed three month period beginning July 1, 2023 and ending September 30, 2023. Management believes these comparative periods provide readers with more relevant information to better understand the Company's financial performance.

References in this MD&A to "**Fiscal 2024**" are to the twelve month period beginning October 1, 2023 and ending September 30, 2024. References in this MD&A to "**Fiscal 2023**" are to the thirteen month period beginning September 1, 2022, and ending September 30, 2023. References to "**Q4 Fiscal 2024**" are to the three month period beginning July 1, 2024 and ending September 30, 2024. References to "**Comparative Fiscal 2023**" are to the twelve month period beginning October 1, 2022, and ending September 30, 2023. References to "**Q4 Fiscal 2023**" are to the four month period beginning June 1, 2023, and ending September 30, 2023. References to "**Comparative Q4 Fiscal 2023**" are to the three month period beginning July 1, 2023, and ending September 30, 2023.

Under the heading below titled Comparative Key Annual Financial and Operating Results is a comparison of the results of Fiscal 2024, Fiscal 2023, and Comparative Fiscal 2023. Under the heading further below titled Comparative Key Quarterly Financial and Operating Results is a comparison of the results of Q4 Fiscal 2024, Q4 Fiscal 2023, and Q4 Comparative Fiscal 2023.

Comparative Key Annual Financial and Operating Results

	Fiscal 2024	Fiscal 2023 (thirteen months ended September 30, 2023)	Comparative Fiscal 2023 (twelve months ended September 30, 2023)[1]
Financial Results			
Gross revenue	$ 247,177	$ 233,647	$ 217,354
Net revenue	$ 159,841	$ 161,639	$ 150,397
Cost of sales	$ 111,390	$ 136,437	$ 128,142
Gross margin before fair value adjustments	$ 48,451	$ 25,202	$ 22,255
Gross margin % before fair value adjustments	30 %	16 %	15 %
Realized fair value on inventories sold and other inventory charges	$ (52,078)	$ (56,187)	$ (56,187)
Unrealized gain on changes in fair value of biological assets	$ 51,151	$ 68,981	$ 68,981
Gross margin	$ 47,524	$ 37,996	$ 35,049
Operating expenses	$ 83,195	$ 300,963	$ 295,067
Loss from operations	$ (35,671)	$ (262,967)	$ (260,018)
Other (income) expenses	$ 9,769	$ (10,554)	$ (9,204)
Net loss	$ (45,440)	$ (248,601)	$ (247,002)
Net loss per common share, basic and diluted	$ (0.477)	$ (3.058)	$ (3.116)
Net cash provided by (used in) operating activities	$ 3,872	$ (38,778)	$ (52,134)
Adjusted Gross Margin[2]	$ 53,934	$ 40,214	$ 37,268
Adjusted Gross Margin %[(2)]	34 %	25 %	25 %
Adjusted EBITDA[(2)]	$ 8,416	$ 5,951	$ 5,405

[1] Comparative Fiscal 2023 results is for the unaudited twelve month period beginning October 1, 2022 and ending September 30, 2023

[2] Adjusted gross margin, adjusted gross margin %, and Adjusted EBITDA are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 1

Comparative Key Quarterly Financial and Operating Results Q4 2024 Q4 2023 (four months ended September 30, 2023) Comparative Q4 Fiscal 2023 (three months ended September 30, 2023)3 Financial Results Gross revenue $ 69,877 $ 71,458 $ 56,179 Net revenue $ 44,698 $ 46,040 $ 36,698 Cost of sales $ 30,907 $ 42,885 $ 34,321 Gross margin before fair value adjustments $ 13,791 $ 3,155 $ 2,377 Gross margin % before fair value adjustments 31% 7% 6 % Realized fair value on inventories sold and other inventory charges $ (15,365) $ (15,901) $ (15,901) Unrealized gain on changes in fair value of biological assets $ 18,790 $ 21,751 $ 21,751 Gross margin $ 17,216 $ 9,005 $ 8,227 Operating expenses $ 16,933 $ 45,550 $ 38,244 Income (loss) from operations $ 283 $ (36,545) $ (30,017) Other (income) expenses $ 5,686 $ (1,275) $ (1,143) Net loss $ (5,433) $ (32,991) $ (26,595) Net loss per common share, basic and diluted $ (0.050) $ (0.105) $ (3.058) Net cash provided by (used in) operating activities $ 8,893 $ (17,017) $ (8,469) Adjusted Gross Margin(2) $ 16,543 $ 7,939 $ 7,161 Adjusted Gross Margin %(2) 37% 17% 20 % Adjusted EBITDA(2) $ 5,860 $ (1,890) $ 58 MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 2 3 Comparative Q4 Fiscal 2023 results are for the unaudited three month period beginning July 1, 2023 and ending September 30, 2023

Adjusted EBITDA (Non-IFRS Measure) Adjusted EBITDA Reconciliation Fiscal 2024 Fiscal 2023 (thirteen months ended September 30, 2023) Comparative Fiscal 2023 (twelve months ended September 30, 2023)4 Net income (loss) as reported $ (45,440) $ (248,601) $ (247,002) Add/(deduct): Financing costs, net of investment income (3,311) (3,692) (3,423) Income tax (recovery) expense — (3,812) (3,812) Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows) 11,446 26,606 23,959 Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges 757 3,037 3,037 Impairment of intangible assets and goodwill — 44,856 44,856 Impairment of property, plant and equipment — 165,255 165,255 Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable 5,284 938 829 Realized fair value on inventories sold and other inventory charges 52,078 56,187 56,187 Unrealized gain on changes in fair value of biological assets (51,151) (68,981) (68,981) Share-based compensation (per statement of cash flows) 7,182 5,727 5,008 Legal provisions (recoveries), government subsidies, insurance recoveries and other non- operating expenses (income) (176) (482) (482) Share issuance costs allocated to derivative liabilities and change in fair value of derivative liabilities, other financial assets and contingent consideration 8,605 (7,736) (6,158) ERP implementation costs 1,636 7,687 7,175 Transaction costs 915 1,463 1,437 Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets 5,483 15,012 15,012 Research and development expenditures, net of depreciation 10,869 12,487 12,038 Adjusted EBITDA as previously reported $ 4,177 $ 5,951 $ 4,935 Add: Provision for Canndoc expected credit losses 4,239 470 470 Adjusted EBITDA (revised) $ 8,416 $ 6,421 $ 5,405 Divided by: net revenue 159,841 161,639 150,397 Adjusted EBITDA Margin % (revised) (Non-IFRS Measure) 5% 4% 4 % MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 3 4 Comparative Fiscal 2023 results are for the unaudited twelve month period beginning October 1, 2022 and ending September 30, 2023

Adjusted EBITDA (Non-IFRS Measure)

Adjusted EBITDA Reconciliation

		Q4-F24		Q4-F23 (Four months ended September 30, 2023)		Comparative Q4 Fiscal 2023 (three months ended September 30, 2023)[5]
Net income (loss) as reported	$	(5,433)	$	(32,991)	$	(26,595)
Add/(deduct):						
Financing costs, net of investment income		(960)		(923)		(652)
Income tax (recovery) expense		30		(2,279)		(2,279)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)		3,097		5,581		3,294
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges		—		3,037		3,037
Impairment of intangible assets and goodwill		—		6,951		6,951
Impairment of property, plant and equipment		—		11,918		11,918
Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable		4,895		(51)		(51)
Realized fair value on inventories sold and other inventory charges		15,365		15,901		15,901
Unrealized gain on changes in fair value of biological assets		(18,790)		(21,751)		(21,751)
Share-based compensation (per statement of cash flows)		1,093		1,208		797
Legal provisions (recoveries), government subsidies, insurance recoveries and other non-operating expenses (income)		(184)		(407)		(407)
Share issuance costs allocated to derivative liabilities and change in fair value of derivative liabilities, other financial assets and contingent consideration		1,911		(53)		(53)
ERP implementation costs		465		2,415		1,588
Transaction costs		74		580		505
Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets		2,752		4,784		4,784
Research and development expenditures, net of depreciation		1,545		3,720		2,601
Adjusted EBITDA as previously reported	$	5,860	$	(2,360)	$	(412)
Add: Provision for Canndoc expected credit losses		—		470		470
Adjusted EBITDA (revised)	$	5,860	$	(1,890)	$	58
Divided by: net revenue		44,698		46,040		36,698
Adjusted EBITDA Margin % (revised) (Non-IFRS Measure)		13 %		(4)%		— %

Financial data in this MD&A is based on the Financial Statements of the Company, and has been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars ("$"), except for share and per share calculations, references to $ millions and $ billions, per gram ("g") or kilogram ("kg") of dried flower and per milliliter ("mL") or liter ("L") of cannabis extracts calculations.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and includes the use of Non-IFRS Measures (as defined herein). Refer to "Cautionary Statement Regarding Forward-Looking Information" and "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A.

The financial information in this MD&A also contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS, but are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

- Adjusted gross margin; and
- Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA").

The Company believes that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. The Non-IFRS Measures are defined in the sections in which they appear. Adjusted gross margin and Adjusted EBITDA are reconciled to IFRS in the "Financial Results and Review of Operations" section of this MD&A.

As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these Non-IFRS Measures are

[5] Comparative Q4 Fiscal 2023 results are for the unaudited three month period beginning July 1, 2023 and ending September 30, 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 4

intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A. This MD&A contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein. Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”), is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events. Certain forward-looking information in this MD&A includes, but is not limited to the following: • Moncton Campus (as defined herein), Winnipeg Facility (as defined herein) and Lac-Supérieur Facility (as defined herein) licensing and production capacity and timing thereof; • Expectations regarding production capacity, facility size, tetrahydrocannabinol ("THC") content, costs and yields; • Expectations regarding the prospects of the Company’s collaboration and investment transaction with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT"); • Expectations regarding the prospects for the Company’s primary operating subsidiary, Organigram Inc., being the resulting entity from the October 2023 amalgamation between Organigram Inc., The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian"); • The final outcome of the Anti-Dumping Investigation (as defined herein) in respect of Canadian cannabis exports to Israel; • Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus recreational cannabis products, the relative mix of products within the recreational category; • Changes in legislation related to permitted cannabis classes, formats, cannabinoid content and potency, including regulations relating thereto, the timing and the implementation thereof, and our future product formats; • Expectations around branded cannabis products with respect to timing, launch, product attributes, composition and consumer demand; • Expectations around the Company's ability to develop current and future vapour hardware, and the Company's ability to enter into and expand its share of the cannabis vapour products market; • Expectations around the revenue growth from innovative products, particularly the commercialization of its new FASTTM (Fast Acting Soluble Technology) nanoemulsion technology ("FASTTM"); • The scope of protection the Company is able to establish and maintain, if any, for its intellectual property ("IP") rights; • Strategic investments and capital expenditures, and expected related benefits; • The expectation that the planned technical arrangement between Organigram and Phylos Bioscience Inc. ("Phylos") will permit Organigram to transition a portion of its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production; • Expectations regarding the Company's investments in Weekend Holdings Corp ("WHC"), the parent company of Green Tank Technologies Corp. ("Greentank"), Steady State LLC (d/b/a Open Book Extracts) ("OBX"), and Sanity Group GmbH ("Sanity Group"); • Expectations regarding European Union Good Manufacturing Practice ("EU-GMP") certification, including successful completion of the audit and timing for the issuance of the certification, if successful; MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 5

• Expectations regarding the resolution of litigation and other legal proceedings; • The general continuance of current, or where applicable, assumed industry conditions; • Changes in laws, regulations, guidelines, and policies, and the interpretation thereof, including those relating to the recreational and/or medical cannabis markets domestically and internationally, minor cannabinoids and environmental programs; • The price of cannabis and derivative cannabis products; • Expectations around the availability and introduction of new genetics including consistency and quality of seeds and plants and the characteristics thereof; • The impact of the Company’s cash flow and financial performance on third parties, including its supply partners; • Fluctuations in the price of Common Shares and the market for Common Shares; • The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act 2001 (Canada) and the renewal of the Company’s licenses thereunder and the Company’s ability to obtain export permits from time to time; • The treatment of the Company's business under international regulatory regimes and impacts on changes thereto on the Company's international sales; • Expectations related to the war between Israel and Hamas and its impact on the supply of product and collection of accounts receivable and the demand for product in Israel; • The Company’s growth strategy, targets for future growth and forecasts of the results of such growth; • Expectations concerning access to capital and liquidity, the consummation of the outstanding tranche of the follow-on strategic equity investment from BT DE Investments Inc., a wholly-owned subsidiary of BAT (the "Follow-on BAT Investment" and the Company’s ability to access the public markets from time to time to fund operational activities and growth; • The Company’s ability to remain listed on the Toronto Stock Exchange (the "TSX") and Nasdaq Global Select Market ("NASDAQ") and the impact of any actions it may be required to take to remain listed; • Expectations concerning the Company's financial position, future liquidity and other financial results; • The ability of the Company to generate cash flow from operations and from financing activities; • The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share; • Expectations regarding the Company's ability to generate cost savings from operational effectiveness and automation initiatives; • Expectations regarding capital expenditures and timing thereof; and • Expectations concerning the Company's performance during the first quarter of fiscal year 2025 ("Fiscal 2025"), including with respect to revenue, adjusted gross margin, selling, general and administrative expenses ("SG&A") and Adjusted EBITDA. Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information. Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; cyber security risks; dependence on senior management and other key personnel, the board of directors of the Company (the "Board of Directors"), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of any pandemic or epidemic and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and recreational cannabis users in Canada and internationally; continuation of shipments to existing and prospective international jurisdictions and customers; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries' and its investees’ ability to, where applicable, obtain and/or maintain their status as licensed producers (a "Licensed Producer" or "LP") or other applicable licensees; risk factors affecting its investees; availability of any required financing on commercially acceptable MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 6

terms or at all; the potential size of the regulated recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products, and the sufficiency of the retail networks to supply such demand; ability of the Company to develop current and future vapour hardware and to expand into the vapour market; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; expectations related to the ongoing war between Israel and Hamas and its impact on the supply of product in the market and the demand for product in Israel as well as the impact of the war on collection of accounts receivable; the outcome of the final Anti-Dumping Investigation; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; risks relating to potential failure of the Company's information technology ("IT") system; ongoing expansions to the Company's enterprise resource planning ("ERP") system; continuing to meet listing standards for the TSX and the NASDAQ; risks relating to the Company's IP; liquidity risk; concentration risk; and other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that production activities will proceed as planned, and demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law. ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT WWW.SEDARPLUS.CA, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS. CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others and this data may not be comparable to similar data presented by other Licensed Producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited to, the following: • Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A. Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments. • Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non- operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc (as defined herein) expected credit losses. Adjusted EBITDA is reconciled to the most MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 7

directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A. During the second quarter of Fiscal 2024, Management changed the calculation of Adjusted EBITDA and has conformed prior quarters accordingly to include provision for expected credit losses. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss). Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. BUSINESS OVERVIEW NATURE OF THE COMPANY’S BUSINESS The Company is a federally incorporated Canadian cannabis cultivator and manufacturer of finished cannabis goods. Our principal operating subsidiary, Organigram Inc., is a Licensed Producer of cannabis regulated by Health Canada. Organigram is authorized to cultivate cannabis and to manufacture and distribute cannabis products to wholesale and retail channels in the recreational and medical cannabis regimes. The Company’s head office is located at 1400-145 King Street West, Toronto, Ontario, M5H 1J8. The Company's registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s common shares (“Common Shares”) are listed under the ticker symbol “OGI” on both the NASDAQ and the TSX. Any inquiries regarding the Company may be directed by email to investors@organigram.ca. The Company conducts its operations at several facilities: (i) our primary indoor cultivation and manufacturing facility in Moncton, New Brunswick (the “Moncton Campus”); (ii) our edibles manufacturing facility in Winnipeg, Manitoba (the "Winnipeg Facility"); and (iii) our craft flower cultivation and hash production facility in Lac-Supérieur, Québec (the "Lac-Supérieur Facility"). We also export cannabis to various international jurisdictions. On December 6, 2024, the Company acquired Motif Labs Ltd. ("Motif"), a leading cannabis company, specializing in cannabis extraction and vape and infused pre-roll formulation and production. As a result of the acquisition, the Company now operates two additional cannabis processing facilities in Southwestern Ontario: one in Aylmer (the "Aylmer Facility") and the other in London (the "London Facility"). The Aylmer Facility houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The London Facility will be optimized for labelling, packaging, and national fulfillment. The Aylmer Facility and London Facility provide the Company with physical footprints in Canada's most populous province, and are expected to aid the Company in further optimizing its production and logistics. STRATEGY Our corporate strategy is to leverage our broad consumer brand and product portfolio and our culture of innovation to increase our market share, drive profitability, expand internationally, and continue to be an industry leader that delivers long-term shareholder value. The pillars of our strategy are: 1. Innovation; 2. Consumer Focus; 3. Efficiency; and 4. Market Expansion. 1. Innovation Meeting the demands of a fast-growing industry with changing consumer preferences requires innovation and the creation of breakthrough products that are embraced by the market and provide a long-term competitive advantage. We are committed to maintaining a culture of innovation and have a track record of introducing differentiated products that quickly capture market share, specifically: • SHRED: Canada's first milled flower product blended to create curated flavour profiles; MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 8

• Monjour Wellness gummies: a cannabidiol ("CBD") focused wellness brand available in a large format and offering multiple flavours in one package; • SHRED X Rip-Strip hash: a patent-pending botanical terpene-infused hash product sold in convenient pre-cut strips; • SHRED X Heavies: a line of ultra-high THC (40%+) infused pre-rolls with diamonds, distillate and botanical terpenes; • THCV: Canada's first whole-flower derived tetrahydrocannabivarin ("THCV") products, including gummies and whole and milled flower, offering consumers a differentiated experience compared to THC; • SHRED Dartz: tube-style pre-rolls delivered in a format familiar to consumers in a sleek and low-profile package; • SHRED Rainbow Oz. Dartz: a multi-flavour offering containing 7 different packs of pre-rolls, for a total of 70 pre-rolls per package; and • Edison Sonics: Canada's first gummy product utilizing FASTTM which is clinically validated to show onset of up to 50% faster and results in nearly double the amount of peak cannabinoid levels compared to gummies without FASTTM. Edison Sonics were launched in November 2024. Consistent with our innovation culture, we have a product development collaboration ("PDC") with BAT, our largest institutional shareholder and a leading multi-category consumer goods business, through which we established a "Centre of Excellence" (the "CoE") to focus on developing the next generation of cannabis products. The CoE is located at the Moncton Campus, where Organigram has been authorized to conduct research and development activities with cannabis. Under the terms of the Product Development Collaboration agreement (the "PDC Agreement") between the parties dated March 10, 2021, we have a worldwide, royalty-free, sub-licensable, perpetual license to exploit IP developed in the PDC in any field. This license, which is exclusive to us in Canada and non-exclusive to us outside of Canada, enhances our ability to enter international markets, including through sublicensing arrangements with established operators. Both companies contributed scientists, researchers, and product developers to the CoE, which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. 2. Consumer Focus Organigram seeks to address the changing needs of the cannabis consumer through its broad brand and product portfolio in which it offers products in the most popular categories and at attractive price points. Based on ongoing consumer research, the Company's product portfolio is frequently refreshed with different flower strains and new package formats and product introductions. Organigram's alignment with consumers is evidenced by its #2 market position6 as of the end of Q4 Fiscal 2024, and its category leadership: • SHRED: $225 million in annual retail sales as of the last twelve months ("LTM") at the end of Q4 Fiscal 20246 • Hash: since acquiring the Lac-Supérieur Facility, Organigram has expanded hash distribution nationally and introduced the innovative Rip-Strip Hash product. On September 30, 2024, Organigram held the #1 market position in the hash category • SHRED’ems and Monjour gummies: among the top-selling gummies in Canada. As of the end of Q4 Fiscal 2024, the Company held the #3 market position in the gummy category with Monjour being the best-selling CBD-only gummy6; and Boxhot: the Company acquired the Boxhot brand through its acquisition of Motif in December, 2024. Boxhot is one of Canada's leading cannabis brands with $158 million in revenue in the last 12 months7, and is the leading vape brand in the country1, that represents products in the vape, infused pre-roll, and concentrates categories In addition to third-party and direct consumer research, we maintain contact with consumers online via social media. 3. Efficiency The Moncton Campus utilizes three-tier cultivation technology to maximize the use of facility square footage. It also employs proprietary information technology to track all aspects of the cannabis cultivation and harvest process. This is complemented by automation in post-harvest production, including high-speed pouch filling, pre-roll machines and automated excise stamping. The Winnipeg Facility is highly automated and efficiently handles both small-batch artisanal manufacturing of edibles and large- scale nutraceutical-grade production, enabling us to produce a wide range of high-quality edible products at attractive price points. The Lac-Supérieur Facility houses a cultivation and derivative products processing operation. We have strategically invested in the Lac-Supérieur Facility to increase cultivation capacity, processing and storage space, and accelerate automation. Key efficiency milestones achieved in Q4 Fiscal 2024 include: • Realized $9.1 million in annualized savings; • Harvested 23,323 kg of flower representing an increase of 10% compared to Q4 Fiscal 2023; • Produced 41.5 million gummies in Fiscal 2024, an increase of over 36% compared to Fiscal 2023; MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 9 6 As of September 30, 2024 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data) 7 Source: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M Oct 30

- Completed trials for reducing cannabinoid waste that are expected to deliver meaningful savings in Fiscal 2025, by changing to in-line active dosing tanks for the continuous edibles line;
- Achieved record yield per plant of 187 grams;
- The Company achieved 9% of its cannabis harvest from seeds in Q4 Fiscal 2024 and 22% by the end of calendar 2024, contributing to a reduction in cultivation costs and increased cultivation capacity. The Company expects to further leverage lower-cost seed-based technology by targeting approximately 20% of harvests from seeds in Fiscal 2025, with monthly fluctuations between 15% and 30% depending on the cultivar requirements;
- Optimized shift structure in Winnipeg from 8-hour shifts to 10-hour shifts for increase efficiencies, resulting in $650,000 of annualized salary savings;
- Increased yield per grow room in Lac Supérieur from 82 kg in the first quarter of Fiscal 2024, to 160 kg in the fourth quarter of Fiscal 2024, an increase of 95%;
- Excluding THC-capped Quebec flower, 43% of total harvests were above 26% THC;
- 56% of flower harvested in Lac Supérieur was over 26% THC in Q4 Fiscal 2024, up from 30% in Q3 Fiscal 2024;
- Successfully completed trial production of Edison Sonics, the Company's new fast-acting nanoemulsion gummies;
- Converted two vegetation rooms to flower at the Moncton Campus due to extra capacity from seeds which will provide an additional ~1,360kg flower from the garden annually; and
- Produced 1.1 million units of Hash in Fiscal 2024, compared to 0.7 million in Fiscal 2023.

4. Market Expansion

We are committed to expanding our market presence by diversifying our product offerings and broadening our geographical footprint. We expect to enable this via strategic investments and acquisitions, along with assessments for international expansion. Examples of market expansion include:

- The strategic acquisitions of (i) EIC, whose Winnipeg Facility added a purpose-built, highly-automated, 51,000-square-foot cannabis edibles manufacturing facility; and (ii) Laurentian, whose Lac-Supérieur Facility added craft cultivation and hash to our product portfolio and increased our presence in Québec;
- International shipments of bulk cannabis to Germany, Australia and the United Kingdom ("UK");
- The strategic Follow-on BAT Investment of $124.6 million and the creation of the "Jupiter" investment pool targeting international opportunities, with initial investments completed in OBX and Sanity Group; and
- The acquisition of Motif subsequent to Fiscal 2024 resulted in Organigram becoming the #1 LP in Canada by market share[8] and added two purpose-built facilities to its portfolio that are optimized for cannabis extraction, processing, manufacturing, and distribution. Motif's product portfolio is highly complementary to Organigram's, with minimal portfolio overlap.

KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q4-2024	Comparative Q4-2023	CHANGE	% CHANGE
Financial Results				
Net revenue	$ 44,698	$ 36,698	$ 8,000	22 %
Cost of sales	$ 30,907	$ 34,321	$ (3,414)	(10)%
Gross margin before fair value adjustments[(2)]	$ 13,791	$ 2,377	$ 11,414	480 %
Gross margin % before fair value adjustments[(1)]	31 %	6 %	25 %	417 %
Operating expenses	$ 16,933	$ 38,244	$ (21,311)	(56)%
Other expense (income)	$ 5,686	$ (1,143)	$ (6,829)	(597)%
Adjusted EBITDA[(2)]	$ 5,860	$ 58	$ 5,802	10,003 %
Net loss	$ (5,433)	$ (26,595)	$ (21,162)	(80)%
Net cash provided by (used in) operating activities	$ 8,893	$ (8,469)	$ 17,362	205 %
Adjusted Gross Margin[(2)]	$ 16,543	$ 7,161	$ 9,382	131 %
Adjusted Gross Margin %[(2)]	37 %	20 %	17 %	85 %
Operating Results				
Kilograms harvested - dried flower	23,323	21,238	2,085	10 %
Kilograms sold - dried flower	20,677	15,249	5,428	36 %

Note (1): Equals gross margin before fair value adjustments (as reflected in the Financial Statements) divided by net revenue.
Note (2): Adjusted EBITDA, Adjusted Gross Margin and Adjusted Gross Margin % are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
Note (3): Comparative Q4 Fiscal 2023 results is for the unaudited twelve month period beginning October 1, 2022 and ending September 30, 2023.

[8] Source: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M Oct 30

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 10

REVENUE

For Q4 Fiscal 2024, the Company reported $44,698 in net revenue. Of this amount $38,839 (88%) was attributable to sales to the recreational cannabis market, $4,075 (9%) to the international market, $513 (1%) to the medical market and $1,069 (2%) to other revenues. Q4 Fiscal 2024 net revenue increased 22%, or $8,000, from Comparative Q4 Fiscal 2023 net revenue of $36,698, primarily due to an increase in sales of dried flower and international sales.

Sale of flower from all product categories in the recreational market comprised 81% of total net revenue in the quarter. The average net selling price ("ASP") of recreational flower decreased to $1.47 per gram in Q4 Fiscal 2024 as compared to $1.59 per gram for Comparative Q4 Fiscal 2023. This decrease reflects historical price compression in the recreational market, as both the Company and the Canadian cannabis industry adapted to consumer and product mix increasingly focused on value offerings. Price compression for recreational flower stabilized in the third quarter of Fiscal 2024, with an ASP of $1.51 per gram. While selling prices are prone to fluctuation, the Company is committed to refining its product mix as customer preferences evolve.

The volume of flower sales in grams increased 36% to 20,677 kg in Q4 Fiscal 2024 compared to 15,249 kg in Comparative Q4 Fiscal 2023, primarily as a result of success of the Company's large format value products, as well as a significant increase in sales of infused pre-rolls.

COST OF SALES

Cost of sales for Q4 Fiscal 2024 decreased to $30,907 compared to $34,321 in Comparative Q4 Fiscal 2023, primarily due to lower cost of sales per unit and lower inventory provisions in Q4 Fiscal 2024. Included in Q4 Fiscal 2024 cost of sales are $2,752 of inventory provisions for unsaleable inventories. The Comparative Q4 Fiscal 2023 had inventory provision adjustments of $4,784.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN

The Company realized gross margin before fair value adjustments for Q4 Fiscal 2024 of $13,791, or 31% as a percentage of net revenue, compared to $2,377, or 6%, in Comparative Q4 Fiscal 2023. The increase in gross margin before fair value adjustments, as a percentage of net revenue, is primarily driven by a higher proportion of international sales with stronger margins, lower cost of sales per unit achieved through greater scale and operating efficiencies (including but not limited to an improvement in yields), and reduced inventory provisions and net realizable value adjustments.

Adjusted gross margin[9] for Q4 Fiscal 2024 was $16,543, or 37% as a percentage of net revenue, compared to $7,161, or 20%, for Comparative Q4 Fiscal 2024 . This was largely due to lower cost of sales per unit and higher international sales.

OPERATING EXPENSES

		Q4-2024		Comparative Q4-2023		CHANGE	% CHANGE
General and administrative	$	9,544	$	11,524	$	(1,980)	(17)%
Sales and marketing		4,756		4,263		493	12 %
Research & development		1,667		2,856		(1,189)	(42)%
Share-based compensation		966		732		234	32 %
Impairment of intangible assets and goodwill		—		6,951		(6,951)	(100)%
Impairment of property, plant and equipment		—		11,918		(11,918)	(100)%
Total operating expenses	$	16,933	$	38,244	$	(21,311)	(56)%

Note (1): Comparative Q4 Fiscal 2023 results are for the unaudited and unreviewed three month period beginning July 1, 2023 and ending September 30, 2023.

GENERAL AND ADMINISTRATIVE

General and administrative expenses of $9,544 decreased from the Comparative Q4 Fiscal 2023 expenses of $11,524 primarily due to lower technology costs including implementation expenses for a new ERP system, as well as reduced insurance costs, professional fees, and depreciation and amortization.

SALES AND MARKETING

Sales and marketing expenses of $4,756 increased from Comparative Q4 Fiscal 2023 expenses of $4,263. The increase in expenses was due to the Company's continued investment in developing its share of the recreational market. These expenses as % of net revenue decreased to 12% from 13% in the Comparative Q4 Fiscal 2023.

[9] Adjusted gross margin is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section of this MD&A, and the discussion under the heading "Adjusted EBITDA" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 11

RESEARCH AND DEVELOPMENT

Research and development costs of $1,667 decreased from the Comparative Q4 Fiscal 2023 costs of $2,856 primarily due to higher scientific research and experimental development (SR&ED) credits and reduced activity under the PDC Agreement with BAT and other product innovation projects.

SHARE-BASED COMPENSATION

Share-based compensation expense of $966 increased from the Comparative Q4 Fiscal 2023 expense of $732, primarily due to employee equity awards that were issued during the first half of the current fiscal year to retain talent.

OTHER (INCOME) / EXPENSES

	Q4-2024	Comparative Q4-2023	CHANGE	% CHANGE
Investment income, net of financing costs	(960)	(652)	(308)	(47)%
Share of loss (including impairment) from investments in associates	4,895	(10)	4,905	(49,050)%
Loss on disposal of property, plant and equipment	24	45	(21)	(47)%
Change in fair value of contingent consideration	—	(466)	466	(100)%
Share issue costs allocated to derivative liabilities and preferred shares	269	—	269	100 %
Change in fair value of derivative liabilities and other financial assets	1,642	413	1,229	(298)%
Other non-operating income	(184)	(473)	289	(61)%
Total other income	$ 5,686	$ (1,143)	$ 6,829	(597)%

Note (1): Comparative Q4 Fiscal 2023 results are for the unaudited and unreviewed three month period beginning July 1, 2023 and ending September 30, 2023.

INVESTMENT INCOME

Investment income (net of financing costs) of $960 increased from the Comparative Q4 Fiscal 2023 of $652, primarily due to a higher cash balance in the current period.

SHARE OF LOSS FROM INVESTMENTS IN ASSOCIATES

During Q4 Fiscal 2024, the Company determined that there are indicators of impairment related to its investment in Hyasynth Biologicals Inc. ("Hyasynth"). The Company determined the recoverable amount to be approximately $nil and a result, an impairment loss of $4,773 was recognized in the consolidated statement of operations and comprehensive loss for Fiscal 2024.

SHARE ISSUE COSTS

During Q4 Fiscal 2024, the Company closed the second tranche of the Follow-on BAT Investment and issued 4,429,740 Common Shares and 8,463,435 Preferred Shares (as defined herein). The transaction costs of $269 incurred in relation to the issuance of Preferred Shares were recognized as an expense in the consolidated statement of operations and comprehensive loss for Fiscal 2024.

CHANGE IN DERIVATIVE LIABILITIES AND OTHER FINANCIAL ASSETS

Change in fair value of derivative liabilities and other financial assets was a loss of $1,642 during Q4 Fiscal 2024 compared to a loss of $413 in Comparative Q4 Fiscal 2023. The increase is primarily due to a fair value loss of $2,872 and $3,070 recorded in relation to the increase in the derivative warrant liabilities and top-up rights (the "Top-up Rights") granted to BAT under the amended and restated investor rights agreement dated January 23, 2024 (the "Amended IRA"), which amended and restated the original investor rights agreement between BAT and the Company dated March 10, 2021 (the "Original IRA"). This decrease was partially offset by a fair value gain on other financial assets.

ADJUSTED EBITDA

Adjusted EBITDA[10] was $5,860 in Q4 Fiscal 2024 compared to Adjusted EBITDA of $58 in Comparative Q4 Fiscal 2023. The $5,802 increase in Adjusted EBITDA from the comparative period is primarily attributable to higher net flower revenue, lower general and administrative expenses and the increase in adjusted gross margins[11]. Please refer to the “Financial Results and Review of Operations” section of this MD&A for a reconciliation of Adjusted EBITDA to net loss.

[10] Adjusted EBITDA is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in this MD&A, and the discussion under the heading "Adjusted EBITDA" and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.

[11] Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 12

NET LOSS The net loss was $5,433 in Q4 Fiscal 2024 compared to a net loss of $26,595 in Comparative Q4 Fiscal 2023. The decrease in net loss from the comparative period is primarily due to higher adjusted gross margins10 and lower impairment losses in the current period. KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO SEPTEMBER 30, 2024 In July 2024, Organigram bolstered its auto-flower and rare cannabinoid portfolio with a partial third tranche investment of US$1 million in Phylos, a U.S. cannabis genetics company and provider of production-ready seeds, with the remaining portion of the final tranche to be funded upon completion of a newly expanded final milestone. Already a cultivation leader in high potency THCV cultivars, Organigram is expected to pilot higher potency rare cannabinoids such as cannabigerol ("CBG"), cannabichromene ("CBC") and cannabidivarin ("CBDV"). As part of the expanded milestone, Phylos delivered to Organigram 21 unique auto-flower seed varietals for testing and phenotyping, and will deliver a second cohort of 21 auto flower seed varietals by January 31, 2025. In addition to the auto-flower seeds, Organigram received an expanded genetics license from Phylos that, in addition to THCV, includes access to high potency CBG, CBC and CBDV seed-based cultivars. The balance of the third tranche, being an additional US$1 million, will be advanced to Phylos conditional upon successful completion of the expanded milestone no later than March 31, 2026. In July 2024, the Company announced the appointment of Craig Harris to the Board of Directors, as BAT's third nominee under the Amended IRA, bringing the number of directors to 10. In August 2024, the Company unveiled the preliminary results of a landmark clinical pharmacokinetic (PK) study conducted via the PDC on the Company's latest innovation, nanoemulsion technology. This patent-pending technology, branded as FAST™ , is the first innovation to be commercialized by Organigram leveraging the output of the PDC. The final results of the study revealed: up to a 50% faster onset time of effects compared to gummies without FAST™; improved bioavailability of cannabinoids delivering nearly double the cannabinoids at peak effect; and early indicators of a more predictable duration of effects. In August 2024, the Company closed the second of three tranches of the previously announced $124,559,674 Follow-on BAT Investment for gross proceeds $41,519,891. The third and final tranche is expected to close around February 28, 2025. In November 2024, the Company launched Edison Sonics gummies, its inaugural product powered by FAST™, an advanced nanoemulsion delivery system that breaks down cannabinoids into tiny particles, allowing them to be absorbed more quickly and efficiently during consumption, as described in the results of the PK study cited above. In December 2024, the Company announced its acquisition of Motif, which resulted in the Company becoming Canada's largest cannabis company by market share12. The Company acquired 100% of the issued and outstanding shares of Motif for upfront consideration of $90 million, consisting of $50 million in cash and $40 million of Common Shares based on the 30 trading day volume weighted average price ("VWAP") of $2.3210 per Common Share. Motif's former shareholders will also be entitled to receive additional contingent consideration of $10 million payable in Common Shares with a deemed issue price of $3.22031 per Common Share, conditional on the Company achieving a price per Common Share exceeding $3.2203, based on the rolling 30- trading day VWAP within 12 months of the date of the transaction. DISCUSSION OF OPERATIONS Moncton Campus (Indoor Cultivation and Manufacturing) We have implemented various initiatives that have increased the average THC potency in our products. We have also implemented changes to our growing and harvesting methodologies to improve operating conditions, resulting in higher quality flower and reduced production costs. In Fiscal 2023, the Company continued to invest in driving operational efficiencies through automation and internalizing certain post-harvest processes including commissioning a new automated packaging line for SHRED milled products, internalizing THC testing, internalizing remediation, and commissioning new drying machines. These initiatives have reduced headcount and significantly reduced costs while streamlining operations and increasing efficiency. Of the $10 million in annual savings targeted by the Company in Fiscal 2024 as a result of the Fiscal 2023 capex programs, $9.1 million was realized, with the remainder expected to be realized in early Fiscal 2025. The Company harvested 23,323 kg of dried flower during Q4 Fiscal 2024 compared to 21,238 kg of dried flower in Comparative Q4 Fiscal 2023. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 13 12 Source: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M Oct 30

Winnipeg Facility (Edibles) This purpose-built, highly automated 51,000 square-foot manufacturing facility was designed to produce highly customizable, precise, and scalable cannabis-infused products in various formats including pectin and gelatin-based sugar-free gummies. The Winnipeg Facility is capable of producing over 4 million gummies on a monthly basis. In May 2024, Organigram installed specialized manufacturing equipment for its nanoemulsion technology, and launched its first nanoemulsion gummies in November 2024. Lac-Supérieur Facility (Hash/Concentrates and Craft Flower) This facility initially had 6,800 square feet of cultivation area, which the Company expanded to 33,000 square feet in Q4 Fiscal 2023. The facility is equipped to produce 2,400 kilograms of flower and over 2 million packaged units of hash annually. The production of SHRED X Rip Strip Hash started in February 2023 using proprietary patent-pending technology with a capacity of 150 units per minute. The Company is currently producing Quebec-grown cannabis for its Trailblazer and Wola brands at this facility. Aylmer Facility (Extraction and Manufacturing) The Aylmer Facility, acquired by the Company in December 2024, houses best-in-class extraction and manufacturing capabilities including hydrocarbon and CO2 extraction and refinement, formulation, post-processing of minor cannabinoids, and infused and regular pre-roll production. The facility provides low cost ingredients to Organigram, and produces on a monthly basis approximately 1,350 kg of distillate, 400,000 kg of hydrocarbon extract, 750,000 pre-rolls, and 1 million vapes. London Facility (Warehousing and Distribution) The London Facility, acquired by the Company in December 2024, is a centralized warehouse distribution hub in Canada's most populous province of Ontario. The facility will support growing demand for Organigram products, optimize fulfillment, and reduce the cost and complexity of shipping product from the Company's Moncton Campus in New Brunswick. RESEARCH AND PRODUCT DEVELOPMENT Management believes that the cannabis industry is still in the nascent stages of product development and that product innovation backed by core fundamental research and development ("R&D") is necessary to establish a long-term competitive advantage in the industry. Our investments in these areas are expected to position the Company at the forefront of launching new, innovative, differentiated products and formulations that appeal to consumers. BAT Product Development Collaboration and Centre of Excellence The CoE was established to focus on R&D activities for the next generation of cannabis products, as well as fundamental cannabis science. Under the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and have the right to independently and globally commercialize the products, technologies, and IP created in the PDC. Costs relating to the CoE are funded equally by Organigram and BAT. Approximately $31 million of BAT’s initial investment in Organigram has been reserved for Organigram’s portion of its funding obligations. The CoE's state-of-the-art biological experiment laboratory ("BioLab") enables us to conduct advanced research on plant science. Organigram has conducted R&D on several minor cannabinoids, which have since been introduced into our expanding product portfolio. The CoE is also developing a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions that are expected to enhance Organigram's product portfolio. The PDC has completed a PK study that enables us to substantiate certain innovations with application in the edibles and vapour product formats. The PK study was a significant milestone that generated a robust dataset validating our development efforts and enabling us to commercialize nanoemulsion technology beginning with the launch of our Edison Sonics gummies in November 2024. Plant Science, Breeding and Genomics Research and Development in Moncton Organigram’s sophisticated cultivation program has continued its expansion with the addition of a dedicated cultivation R&D space. The new space has accelerated rapid assessment and screening, delivering 20 to 30 unique cultivars every two months while freeing up rooms for commercial grow operations. The plant science team continues to move the garden towards unique, high-terpene and high-THC cultivars, while also leveraging the BioLab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the cultivation pipeline. This activity is supported by the wide-ranging technical collaboration being undertaken as part of the Company's strategic investment in Phylos. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 14

OUTLOOK Market Size The Company maintains a positive outlook on the cannabis market, both in Canada and internationally. Canada-wide legal sales for the industry are expected to total $6 billion in calendar 202813. Canada's cannabis exports have increased significantly over the last five years, growing from $8 million in 2020, to approximately $218 million in its 202414. The momentum of global cannabis reform has encouraged many cannabis operators to seek exposure to emerging medical and recreational markets. Furthermore, as international revenue is not subject to onerous Canadian cannabis excise duties, LPs have increasingly sought to grow this revenue stream to expand their revenues and margins, while further solidifying Canada's strong reputation for producing high quality cannabis abroad. Business Outlook Opportunities to scale new cannabis strains require a patient and deliberate process where cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before roll-out across the facility. Organigram’s commitment to investing in new genetics and innovations continues, and we expect to launch new genetics, ready-to-consume innovations, and products containing minor cannabinoid stacks in various formats. In addition to traditional dried flower and pre-roll offerings, Organigram expects to be in a position to generate more revenue growth from innovative products, particularly through the commercialization of FASTTM , which was first introduced to the Canadian market in November 2024 with the launch of Edison Sonics gummies. FASTTM gummies have been clinically validated to produce up to a 50% faster onset and nearly double the level of cannabinoid concentration at peak compared to traditional gummies without FASTTM. The Company anticipates garnering a competitive edge in the gummy category with this new ingestible technology. The Company's international sales have increased sequentially throughout Fiscal 2024. Organigram further diversified its international supply partners in Fiscal 2024, and established a foothold in the rapidly growing German cannabis market through a $21 million investment in Sanity Group. This investment enhanced Organigram's previously announced supply agreement with Sanity Group such that its cannabis export volumes to the German market are expected to increase throughout Fiscal 2025. The anticipated EUGMP certification of Organigram's Moncton Campus is also expected to drive the growth of its international revenue. Organigram achieved significant production, manufacturing, and logistics efficiency gains in Fiscal 2024, driving notable growth in adjusted gross margins in Fiscal 2024. The Company expects adjusted gross margin to exceed 35% for Fiscal 2025. It also anticipates positive full-year Adjusted EBITDA15 surpassing Fiscal 2024 levels, along with positive cash flow from operations. Organigram has identified the following opportunities that it believes have the potential to improve margins in the future: • Increased sales of higher-margin ready-to-consume products, including edibles, vapes, and tube-style pre-rolls • Growth in high-margin international sales, with a strategic focus on the growing German market • Continued operational efficiencies across the Company's facilities and a ramp-up of seed-based production, reducing input costs and improving profitability • The Company’s acquisition of Motif in December 2024 also brings several margin-enhancing opportunities: ◦ Expanded production capabilities, enabling better utilization of assets, improved inventory turnover, and economies of scale ◦ Integration of Motif’s operations, which is expected to deliver significant cost savings, including $10+ million in incremental EBITDA synergies within 24 months of the acquisition. The central Ontario distribution hub is anticipated to further reduce shipping costs and streamline logistics, enhancing overall operational efficiency ◦ Leadership in high-margin categories such as vapes and infused pre-rolls, combined with the Product Development Collaboration with BAT, which supports the introduction of innovative, premium products tailored to evolving consumer preferences MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 15 13 June 30, 2024 data from BDSA, Hifrye, Headset Data, Internal Modelling 14 Source: https://mjbizdaily.com/canada-medical-cannabis-exports-jump-to-ca220-million-domestic-sales-decline/ 15 Adjusted EBITDA is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

Industry Trends Competition and Supply The cannabis industry is highly competitive and has historically experienced oversupply owing both to regulated LPs and the still largely unfettered operations of the illicit market, including many online delivery platforms. Recently, supply and demand dynamics have stabilized as many LPs have reduced surplus cultivation capacity through M&A and liquidation, with increasing levels of cultivation surplus being directed toward international markets. Consumer trends and preferences continue to evolve, including strong demand in the large format value segment, a desire for higher THC potency particularly in dried flower, as well as a penchant for newness, including new genetic strains and ready to consume products such as infused pre-rolls, vapes, beverages and novel edibles. Inflated THC In 2024, Organigram joined the board of directors of the Cannabis Standards Alliance of Canada (CSAC), an organization dedicated to furthering the establishment of THC potency testing standards with the goal of developing a level playing field when it comes to THC potency levels indicated on labels of cannabis products. Both Health Canada and the Alberta Gaming and Liquor Corporation are members of the observer groups and are engaged in ongoing initiatives at CSAC. In January 2024, the Ontario Cannabis Store ("OCS"), the largest provincial government purchaser of cannabis in Canada, launched a temporary program of secondary testing of high-THC flower products to verify the accuracy of potency claims on labels. Products with labelled potency outside an acceptable range of variance are at risk of being returned-to-vendor for re- labelling. This initiative by OCS signals the seriousness of inflated THC potency, and affirms our stance on the issue. In April, 2024, the OCS reported a decrease in the number of high-THC products in its catalog. In July 2024, Health Canada launched a cannabis data gathering program to assess potency levels in cannabis products by randomly purchasing and testing cannabis from authorized retailers in Canada. The program aims to support Health Canada's efforts to ensure that legal cannabis products in the Canadian market meets regulatory requirements, including with respect to accurate potency labeling, which has been an issue in recent years. If Health Canada identifies deficiencies with the products they analyze, they may take enforcement action to mitigate health and safety risks to the public. Product Formats Dried Flower and Pre-Rolls Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian recreational cannabis market16 and we believe these categories will continue to dominate based on market data from mature legal markets in certain U.S. states and due to regulatory restrictions on other product formats (e.g. the 10 mg per package THC limit in the edibles category). While we expect that consumer preferences will gradually shift away from THC content and price as primary purchase drivers, they appear to be the most important attributes to consumers for flower products today. Over time, we expect that genetic diversity and other quality-related attributes such as terpene profile, bud density, the presence of minor cannabinoids, and aroma, will become increasingly important to consumers. We continue to conduct R&D on genetic breeding and pheno-hunting, and are transitioning a portion of our production to seed-based cultivation, with the goal of offering unique and consistent flower assortments to consumers. Our portfolio of brands continues to show strong momentum within the flower segment in Canada and as of September 30, 2024, Organigram holds the #3 market share position in the flower category16. The growth and significant prevalence of dried flower value segment brands, however, has contributed to overall margin pressure for Organigram and many of its peers over the last number of quarters. To counteract this phenomenon, the Company revitalized its Trailblazer brand, using added capacity at the Lac-Supérieur Facility to supply the brand with premium cannabis. To address the growing demand for strain differentiation in the value segment, the Company has routinely expanded the strains available in its Big Bag O' Buds brands. Organigram is also a leader in infused and non-infused pre-rolls. As of September 30, 2024, Organigram held the #4 market position in infused pre-rolls and the #3 market position in all pre-rolls16. Cannabis Derivatives While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates and edibles, are projected to continue to gain market share over the next several years at the expense of dried flower. Organigram is committed to these growing categories. The Winnipeg Facility enables Organigram to produce high quality ingestible products (such as gummies) at scale, positioning it to effectively compete in this segment. The Lac-Supérieur Facility enables Organigram to produce high-quality products in the MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 16 16 As of September 30, 2024 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)

growing hash segment. The Company has leveraged its industry-leading national distribution and field sales network to accelerate the distribution and sale of Tremblant Cannabis, its flagship hash brand, to all provinces in Canada. As of September 30, 2024, Organigram continues to hold the #1 market share in the hash category16. In Q4 Fiscal 2024, Organigram held the number #3 position in the gummy category between its SHRED'ems and Monjour brands16. Monjour, Organigram's wellness brand, predominantly provides consumers with THC-free products that are focused on CBD and other minor cannabinoids. In Q4 Fiscal 2024, Monjour was the leading pure CBD-infused gummy brand16. The Monjour product line was expanded to include gummies that contain minor cannabinoids beyond CBD. The CBN Bedtime Blueberry Lemon gummies combine the cannabinoid cannabidiol ("CBN") with CBD and THC, and the Twilight Tranquility gummies combine CBD, CBN and CBG. Following the Company's acquisition of Motif, Organigram leads in market share in the vape category17, and adds considerable vape expertise to its team, positioning the Company to better leverage its strong pipeline of vape innovation. After an initial test launch in the second quarter of Fiscal 2024 of Greentank's quantum vape technology, the Company elected to refine its go-to- market approach and re-launch the technology in an all-in-one vape format. The Greentank technology will now be added to Motif's vape portfolio plan. The vape segment is driving significant growth and is one of the fastest growing segments in the total Canadian cannabis category. International Market Outside of Canada, the Company serves several international markets via exports and seeks to augment these sales channels over time. Future international shipments are contingent upon the timing and receipt of regulatory approval and an export permit from Health Canada, as well as timing and receipt of regulatory approval and an import permit from the purchaser's regulatory authority. The Company serves eight international medical supply customers in Australia, Germany, the UK, and Israel, and has completed a major strategic investment in a German cannabis leader, Sanity Group, to establish a foothold in the growing European cannabis market. The Company has also completed strategic investments into two U.S.-based companies, OBX and Phylos, and continues to monitor and explore opportunities in the U.S. as regulations allow. EU-GMP certification opens up business opportunities in international markets. Organigram submitted its EU-GMP certification application for its Moncton Campus in the first quarter of Fiscal 2024. A preliminary audit of the facility was completed in February 2024, enabling us to proceed to the next step in the process of securing an audit date with the European Union regulatory authority. The Company completed its EU-GMP audit in November, 2024, and is awaiting the results. Jupiter Investment Pool International expansion initiatives are expected to be supported in Fiscal 2024 and beyond by the Follow-on BAT Investment, with approximately $83 million earmarked for the "Jupiter Pool", a strategic investment pool targeting emerging growth opportunities. This positions the Company to expand into the U.S. and other international markets when appropriate and in compliance with to applicable laws. On Mach 26, 2024, the Company completed its inaugural Jupiter Pool investment, acquiring a stake in U.S.- based OBX. The Company completed its second Jupiter Pool investment and first European strategic investment in Sanity Group on June 25, 2024. In January 2024, the Israeli government launched an "anti-dumping" investigation in respect of Canadian cannabis exports to Israel (the "Anti-Dumping Investigation"), the participation in which is voluntary for LPs. In March 2024, we submitted a response to the Israeli government with data demonstrating that we had not engaged in the practice of dumping. In June 2024, the Israeli government conducted an on-site data verification visit at Organigram's offices. In July 2024, the Israeli Anti-Dumping Commissioner issued a preliminary decision, finding dumping by all Canadian exporters, including the Company. We have since continued to make submissions advancing our original position that we did not engage in dumping. In November 2024, the Commissioner issued its final decision, continuing to find dumping by all Canadian exporters, including the Company, despite data to the contrary. The Israeli Ministry of Health, which regulates medical cannabis distribution in Israel, has opposed the Anti- Dumping Commissioner's decision on the basis that it is biased, inconclusive, and harmful to patients in Israel. The Anti-Dumping Commissioner's decision is being reviewed by Israeli authorities, and a final decision on the question of dumping is expected in 2025. A finding of dumping under international trade law could result in the imposition of a dumping duty on Israeli importers of Canadian cannabis exports by LPs. See "Risk Factors" in this MD&A. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 17 17 Source: Hifyre (all provinces other than QC, NB and NS), Weedcrawler (QC), and Board Data (NB, NS, PE), R3M Oct 30

Without limiting the generality of risk factors disclosed in the “Risk Factors” section of this MD&A and in the "Risk Factors" section of the Company's current AIF, the expectations concerning revenue, adjusted gross margin18 and SG&A (comprised of general and administrative and selling and marketing expense) are based on the following general assumptions: consistency of revenue experience with indications of performance to date, consistency of ordering and return patterns or other factors with prior periods, and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward looking information except as required by applicable law. See "Cautionary Statement Regarding Forward-Looking Information". MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 18 18Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

FINANCIAL RESULTS AND REVIEW OF OPERATIONS

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Company uses certain Non-IFRS Measures such as Adjusted EBITDA and adjusted gross margin in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS, and therefore, amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the "Cautionary Statement Regarding Certain Non-IFRS Measures" section in this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS

Below is the period-over-period analysis of the changes that occurred between Fiscal 2024 and Comparative Fiscal 2023. Commentary is provided on the pages that follow.

	2024	Comparative Fiscal 2023	$ CHANGE	% CHANGE
Financial Results				
Gross revenue	$ 247,177	$ 217,354	$ 29,823	14 %
Net revenue	$ 159,841	$ 150,397	$ 9,444	6 %
Cost of sales	$ 111,390	$ 128,142	$ (16,752)	(13)%
Gross margin before fair value adjustments	$ 48,451	$ 22,255	$ 26,196	118 %
Gross margin % before fair value adjustments	30 %	15 %	15 %	100 %
Realized fair value on inventories sold and other inventory charges	$ (52,078)	$ (56,187)	$ 4,109	(7)%
Unrealized gain on changes in fair value of biological assets	$ 51,151	$ 68,981	$ (17,830)	(26)%
Gross margin	$ 47,524	$ 35,049	$ 12,475	36 %
Operating expenses	$ 83,195	$ 295,067	$ (211,872)	(72)%
Loss from operations	$ (35,671)	$ (260,018)	$ 224,347	(86)%
Other (income) expenses	$ 9,769	$ (9,204)	$ 18,973	206 %
Net loss	$ (45,440)	$ (247,002)	$ 201,562	(82)%
Net loss per common share, basic	$ (0.477)	$ (3.116)	$ 2.639	85 %
Net loss per common share, diluted	$ (0.477)	$ (3.116)	$ 2.639	85 %
Net cash provided by (used in) operating activities	$ 3,872	$ (52,134)	$ 42,650	82 %
Adjusted Gross Margin[(1)]	$ 53,934	$ 37,268	$ 16,666	45 %
Adjusted Gross Margin %[(1)]	34 %	25 %	9%	36 %
Adjusted EBITDA[(1)]	$ 8,416	$ 5,405	$ 3,011	56 %
Financial Position				
Working capital	$ 208,897	$ 133,545	$ 75,352	56 %
Inventory and biological assets	$ 82,524	$ 80,953	$ 1,571	2 %
Total assets	$ 407,860	$ 298,455	$ 109,405	37 %
Non-current financial liabilities[(2)]	$ 3,369	$ 3,630	$ (261)	(7)%

Note (1): Non-IFRS Measures that have been defined and reconciled within their respective subsections in this section of the MD&A.
Note (2): Non-current financial liabilities excludes non-monetary balances related to contingent share consideration and derivative liabilities.
Note (3): Comparative Fiscal 2023 results is for the unaudited twelve month period beginning October 1, 2022 and ending September 30, 2023.

NET REVENUE

Net revenue is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the recreational cannabis, medical cannabis, wholesale, and international cannabis markets.

For Fiscal 2024, the Company recorded net revenue of $159,841 compared to net revenue of $150,397 for Comparative Fiscal 2023. Net revenue increased on a period-over-period basis primarily as a result of an increase in recreational cannabis revenue.

For Fiscal 2024, the ASP of recreational flower decreased to $1.50 per gram compared to $1.65 per gram for Comparative Fiscal 2023. The ASP of recreational flower in Q4 Fiscal 2024 as compared to Comparative Q4 Fiscal 2023 declined, as both the Company and the Canadian cannabis industry continued to experience general price compression in the recreational markets as the customer and product mix evolved to focus more on value offerings. Selling prices are prone to fluctuation, however, the Company has observed a more balanced supply and demand dynamic resulting in a stabilization of recreational flower ASP in Q4 Fiscal 2024 compared to Comparative Q4 Fiscal 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 19

Sales volumes of all flower in grams increased by 19% to 71,167 kg for the year ended September 30, 2024 compared to 59,797 kg in Comparative Q4 Fiscal 2023, primarily due to an increase in recreational cannabis sales.

REVENUE COMPOSITION

The Company's net revenue composition by product category was as follows for Fiscal 2024 and Comparative Fiscal 2023:

	2024	Comparative Fiscal 2023
Recreational Flower, net of excise duty	$ 91,193	$ 82,117
Recreational Vapes, net of excise duty	2,205	3,781
Recreational Hash, net of excise duty	11,294	11,208
Recreational Infused Pre-rolls, net of excise duty	12,205	2,871
Recreational Edibles, net of excise duty	21,414	22,113
Recreational Ingestible Extracts and Oil, net of excise duty	4,740	4,316
Medical, net of excise duty	1,732	2,986
International Flower and Oil	9,651	18,874
Wholesale and Other	5,407	2,131
Total Net Revenue	$159,841	$150,397

Note (1): Comparative Fiscal 2023 results is for the unaudited twelve month period beginning October 1, 2022 and ending September 30, 2023.

COST OF SALES AND GROSS MARGIN

The gross margin for Fiscal 2024 was $47,524, compared to $35,049 for Comparative Fiscal 2023. The changes and significant items impacting Fiscal 2024 were: (i) higher recreational cannabis revenue; (ii) lower cultivation and post-harvest costs; and (iii) lower unrealized gains on changes in the fair value of biological assets.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. Unrealized gain on changes in the fair value of biological assets for Fiscal 2024 was $51,151 as compared to $68,981 in Comparative Fiscal 2023.

Cost of sales primarily consists of the following:

- Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, chocolates, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
- Costs related to other products, such as vaporizers and other accessories;
- Shipping expenses to deliver product to the customer; and
- The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company's quality assurance standards, provisions for excess and unsaleable inventories, provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead.

ADJUSTED GROSS MARGIN

Adjusted gross margin is a Non-IFRS Measure that the Company defines as net revenue less cost of sales, before the effects of: (i) unrealized gains on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. The Company believes that this measure provides useful information to assess the profitability of the Company's operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 20

	Q1-F23	Q2-F23	Q3-F23	Comparative Q4-2023	Q1-F24	Q2-F24	Q3-F24	Q4-F24	2024
Net revenue	$ 43,321	$ 39,493	$ 32,785	$ 36,698	$ 36,455	$ 37,628	$ 41,060	$ 44,698	$159,841
Cost of sales before adjustments	30,492	26,121	26,711	29,537	25,259	26,019	26,474	28,155	105,907
Adjusted Gross margin	12,829	13,372	6,074	7,161	11,196	11,609	14,586	16,543	53,934
Adjusted Gross margin %	30 %	34 %	19 %	20 %	31 %	31 %	36 %	37 %	34 %
Less:									
Provisions of inventories and biological assets	1,067	1,256	2,823	532	1,672	314	628	2,043	4,657
Provisions to net realizable value	62	2,265	2,755	4,252	13	33	71	709	826
Gross margin before fair value adjustments	$ 11,700	$ 9,851	$ 496	$ 2,377	$ 9,511	$ 11,262	$ 13,887	$ 13,791	$ 48,451
Gross margin % (before fair value adjustments)	27 %	25 %	2 %	6 %	26 %	30 %	34 %	31 %	30 %
Add:									
Realized fair value on inventories sold and other inventory charges	$(12,528)	$(14,170)	$(13,588)	$ (15,901)	$(11,923)	$(11,062)	$(13,728)	$(15,365)	$(52,078)
Unrealized gain on changes in fair value of biological assets	$ 24,714	$ 14,121	$ 8,395	$ 21,751	$ 9,112	$ 9,400	$ 13,849	$ 18,790	$ 51,151
Gross margin[1]	$ 23,886	$ 9,802	$ (4,697)	$ 8,227	$ 6,700	$ 9,600	$ 14,008	$ 17,216	$ 47,524
Gross margin %[1]	55 %	25 %	(14)%	22 %	18 %	26 %	34 %	39 %	30 %

Note (1): Gross margin reflects the IFRS measure per the Company's Financial Statements.
Note (2): Comparative Q4 Fiscal 2023 results are for the unaudited and unreviewed three month period beginning July 1, 2023 and ending September 30, 2023.

Both adjusted gross margin and gross margin before fair value adjustments have improved throughout Fiscal 2024, approaching historical levels observed in first and second quarters of Fiscal 2023. Notably, the adjusted gross margin in Q4 2024 reached the highest level reported in the preceding eight quarters. This increase is attributed to several factors, including lower cultivation and post-harvest costs, reduced inventory provisions, lower depreciation resulting from impairment charges recorded in Fiscal 2023 and higher recreational cannabis revenue.

OPERATING EXPENSES

	2024	Comparative Fiscal 2023	CHANGE	% CHANGE
General and administrative	$ 45,870	$ 49,748	$ (3,878)	(8)%
Sales and marketing	19,851	17,913	1,938	11 %
Research and development	11,200	12,709	(1,509)	(12)%
Share-based compensation	6,274	4,586	1,688	37 %
Impairment of property, plant and equipment	—	44,856	(44,856)	(100)%
Impairment of intangible assets and goodwill	—	165,255	(165,255)	(100)%
Total operating expenses	$ 83,195	$ 295,067	$ (211,872)	(72)%

Note (1): Comparative Fiscal 2023 results are for the unaudited twelve month period beginning October 1, 2022 and ending September 30, 2023.

GENERAL AND ADMINISTRATIVE

For Fiscal 2024, the Company incurred general and administrative expenses of $45,870 compared to $49,748 for Comparative Fiscal 2023. The decrease in expenses mainly relates to lower technology costs including implementation expenses for a new ERP system, insurance costs, professional fees and lower depreciation resulting from impairment charges recorded in Fiscal 2023.

SALES AND MARKETING

For Fiscal 2024, the Company incurred sales and marketing expenses of $19,851 or 12% of net revenues as compared to $17,913 or 12% of net revenues for Comparative Fiscal 2023. The increase in the current period is on account of higher trade investments with retail partners, driven by a more competitive retail landscape.

RESEARCH AND DEVELOPMENT

Research and development costs of $11,200 for Fiscal 2024 decreased from $12,709 in Comparative Fiscal 2023. The decrease in expenses mainly relates to higher SR&ED credits, which is an offset to research and development expenses, and reduced activity under the PDC Agreement relative to Comparative Fiscal 2023.

SHARE-BASED COMPENSATION

For Fiscal 2024, the Company recognized $6,274, in share-based compensation expense in relation to selling, marketing, general and administrative, and research and development employees, compared to $4,586 for Comparative Fiscal 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 21

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, and amounts expensed, for Fiscal 2024, were $7,182 compared to $5,008 for Comparative Fiscal 2023. The increase in expense is mainly due to a greater number of equity settled awards issued during the current period, a portion of which vested immediately.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for restricted share units ("RSUs"). The fair value of performance share units ("PSUs") was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

OTHER (INCOME) EXPENSES

	Fiscal 2024	Comparative Fiscal 2023	CHANGE	% CHANGE
Investment income, net of financing costs	(3,311)	(3,423)	(112)	(3)%
Share of loss (including impairment) from investments in associates	5,284	895	4,389	490 %
Change in fair value of contingent consideration	(50)	(3,364)	(3,314)	99 %
(Gain) Loss on disposal of property, plant and equipment	(633)	30	(663)	(2,210)%
Share issue costs allocated to derivative liabilities	937	—	937	N/A
Change in fair value of derivative liabilities	7,718	(2,794)	(10,512)	376 %
Other non-operating income	(176)	(548)	(372)	68 %
Total other (income) expenses	$ 9,769	$ (9,204)	$ 18,973	(206)%

Note (1): Comparative Fiscal 2023 results are for the unaudited twelve month period beginning October 1, 2022 and ending September 30, 2023.

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION

During Fiscal 2024, the Company determined that there are indicators of impairment related to its investment in Hyasynth. The Company determined the recoverable amount to be approximately $nil and a result, an impairment loss of $4,773 was recognized in the consolidated statement of operations and comprehensive loss for Fiscal 2024.

In connection with the Company's acquisition of Laurentian, the Company had contingent commitments to deliver additional consideration should Laurentian achieve certain milestones. There was a $50 decrease in the estimated fair value of the Laurentian contingent liability for Fiscal 2024, compared to $3,364 in the prior year comparative period.

(GAIN) LOSS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

During Fiscal 2024, the Company recognized a gain on disposal of property, plant and equipment of $633 compared to loss of $30 in Comparative Fiscal 2023. The change in (gain) loss on disposal of property, plant and equipment was primarily as a result of an early termination of one lease agreement in the current period, which resulted in a gain of $416.

SHARE ISSUE COSTS

On April 2, 2024, the Company closed an offering (the "Unit Offering") for gross proceeds of $28.8 million pursuant to the Company's final Canadian base shelf prospectus dated October 6, 2023, and a corresponding amended Form F-10 registration statement filed with the SEC on October 6, 2023, and declared effective by the SEC on November 29, 2023 (SEC File No. 333-274686). The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters' over-allotment option. Each Unit is comprised of one Common Share and one-half of one warrant (a "Warrant"). Each Warrant is exercisable to acquire one Common Share (a "Warrant Share") for a period of four years following the closing date of the Unit Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. $7,798 of the gross proceeds was allocated to derivative liabilities with the residual, $20,953, which represents the value allocated to the Common Shares, being recorded in share capital. Share issue costs were $2,464 which included a 4.7% cash commission of $1,366 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the Unit Offering. Of the total, $668 of the share issue costs were allocated to the derivative liabilities and expensed in the consolidated statement of operations and comprehensive loss in the current period. Refer to Note 11 (iv) of the Financial Statements for more details.

CHANGE IN DERIVATIVE LIABILITIES AND OTHER FINANCIAL ASSETS

Change in fair value of derivative liabilities and other financial assets was a loss of $7,718 for Fiscal 2024, compared to a gain of $2,794 for Comparative Fiscal 2023.

During Fiscal 2024, the Company recorded a fair value loss of $6,208 and $5,390 for Top-up-Rights and derivatives in relation to the Follow-on BAT Investment, respectively. Additionally, during the year ended September 30, 2024, the Company recorded a fair value loss of $1,275 for the Preferred Shares liability. Refer to Note 11 and 12 of the Financial Statements for more details.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 22

The above fair value loss was partially offset by gain in fair valuation of other financial assets. Refer to Note 9 of the Financial Statements for more details.

The comparative period fair value gain of $2,794 was primarily related to derivative warrant liabilities.

NET LOSS

Net loss for Fiscal 2024 was $45,440 or $0.477 per Common Share (basic and diluted), compared to $247,002 or $3.116 per Common Share (basic and diluted) for Comparative Fiscal 2023. The decrease in net loss from Comparative Fiscal 2023 is primarily due to higher adjusted gross margins and lower impairment loss that was recorded in Fiscal 2023.

SUMMARY OF QUARTERLY RESULTS

	Q1-F23	Q2-F23	Q3-F23	Comparative Q4-2023	Q1-F24	Q2-F24	Q3-F24	Q4-F24
Financial Results								
Adult-use recreational cannabis revenue (net of excise)	$ 35,859	$ 27,415	$ 29,202	$ 35,249	$ 34,425	$ 33,118	$ 36,467	$ 38,839
Medical international, wholesale and other revenue	$ 7,462	$ 12,078	$ 3,583	$ 1,450	$ 2,030	$ 4,510	$ 4,593	$ 5,859
Net revenue	$ 43,321	$ 39,493	$ 32,785	$ 36,699	$ 36,455	$ 37,628	$ 41,060	$ 44,698
Net income (loss)	$ 5,329	$ (7,488)	$(213,451)	$ (26,595)	$ (15,750)	$ (27,075)	$ 2,818	$ (5,433)
Net income (loss) per common share, basic	$ 0.068	$ (0.096)	$ (2.708)	$ (0.330)	$ (0.194)	$ (0.297)	$ 0.027	$ (0.050)
Net income (loss) per common share, diluted	$ 0.068	$ (0.096)	$ (2.708)	$ (0.330)	$ (0.194)	$ (0.297)	$ 0.026	$ (0.050)
Operational Results								
Dried flower yield per plant (grams)	168	156	144	163	164	164	185	187
Harvest (kg) - dried flower	22,296	20,624	18,604	21,238	19,946	20,962	21,420	23,323
Employee headcount (#)	921	939	923	935	984	987	914	875

Note (1): Comparative Q4 Fiscal 2023 results are for the unaudited and unreviewed three month period beginning July 1, 2023 and ending September 30, 2023.

The Company saw a decrease in net revenues from the first quarter of Fiscal 2023 until the third quarter of Fiscal 2023, followed by an increase in Q4 Fiscal 2023[19]. This was followed by a sequential decrease in net revenues in the first quarter of Fiscal 2024 and a subsequent increase in remaining quarters of Fiscal 2024. Net revenue in Q4 Fiscal 2024 was the highest that the Company has reported in the preceding eight quarters. The variability in net revenues over the preceding eight quarters is primarily as a result of fluctuations in international sales.

Continued growth in net revenues, lower costs of production (on a per unit basis) and lower impairment charges, resulted in net income or a reduced net loss as compared to net losses recognized during the different quarters of Fiscal 2023. In the first quarter of Fiscal 2023, the Company generated positive net income as a result of higher international sales and higher unrealized gain on changes in fair value of biological assets. In the remaining quarters of Fiscal 2023, the Company recorded a higher net loss than historical periods primarily due to impairment charges and lower net flower revenue. In the first and second quarters of Fiscal 2024, the Company recorded a higher net loss primarily due to lower gross margin, higher operating expenses and lower gain on the change in fair value of derivative liabilities. In the third quarter of Fiscal 2024, both net revenue and gross margin increased, resulting in net income. In Q4 Fiscal 2024, the Company recorded a net loss primarily due to an impairment loss of $4,773 for investments in associates and change in fair value of derivative liabilities and other financial assets (investments which are measured at fair value through profit and loss) of $1,642.

Adjusted EBITDA

Adjusted EBITDA is a Non-IFRS Measure and the Company calculates Adjusted EBITDA as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates and impairment loss from loans receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities. Preferred shares and other financial assets; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc expected credit losses. Management believes that Adjusted EBITDA is intended to provide a proxy for the Company's operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current

[19] Q4 Fiscal 2023 results are for the four month period from June 1, 2023 through September 30, 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 23

operating results. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss). During the second quarter of Fiscal 2024, management changed the calculation of Adjusted EBITDA to include provisions for expected credit losses and has conformed prior quarters accordingly. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 24

Adjusted EBITDA (Non-IFRS Measure)

Adjusted EBITDA Reconciliation

	Q1-F23	Q2-F23	Q3-F23	Comparative Q4-2023	Q1-F24	Q2-F24	Q3-F24	Q4-F24	Fiscal 2024
Net income (loss) as reported	$ 5,329	$ (7,488)	$(213,451)	$ (26,595)	$(15,750)	$(27,075)	$ 2,818	$ (5,433)	$(45,440)
Add/(deduct):									
Financing costs, net of investment income	(815)	(1,051)	(903)	(652)	(522)	(650)	(1,179)	(960)	(3,311)
Income tax (recovery) expense	(232)	1	(1,302)	(2,279)	—	(30)	—	30	—
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	7,183	6,867	6,975	3,294	2,837	3,180	2,332	3,097	11,446
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	—	—	—	3,037	757	—	—	—	757
Impairment of intangible assets and goodwill	—	—	37,905	6,951	—	—	—	—	—
Impairment of property, plant and equipment	—	—	153,337	11,918	—	—	—	—	—
Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable	406	296	287	(51)	155	112	122	4,895	5,284
Realized fair value on inventories sold and other inventory charges	12,528	14,170	13,588	15,901	11,923	11,062	13,728	15,365	52,078
Unrealized gain on changes in fair value of biological assets	(24,714)	(14,121)	(8,395)	(21,751)	(9,112)	(9,400)	(13,849)	(18,790)	(51,151)
Share-based compensation (per statement of cash flows)	1,852	1,342	1,325	797	2,007	1,995	2,087	1,093	7,182
Legal provisions (recoveries), government subsidies, insurance recoveries and other non-operating expenses (income)	—	(75)	—	(407)	(218)	87	139	(184)	(176)
Share issuance costs allocated to derivative liabilities and change in fair value of derivative liabilities, preferred shares, other financial assets and contingent consideration	(1,012)	(2,457)	(4,214)	(53)	406	12,529	(6,241)	1,911	8,605
ERP implementation costs	1,334	1,377	2,561	1,588	991	173	7	465	1,636
Transaction costs	318	27	538	505	590	(170)	421	74	915
Provisions and net realizable value adjustments related to inventory and biological assets	1,129	3,521	5,578	4,784	1,685	347	699	2,752	5,483
Research and development expenditures, net of depreciation	2,271	3,239	3,257	2,601	4,387	2,556	2,381	1,545	10,869
Adjusted EBITDA as previously reported	$ 5,577	$ 5,648	$ (2,914)	$ (412)	$ 136	$ (5,284)	$ 3,465	5,860	4,177
Add: Provision for Canndoc expected credit losses	—	—	—	470	—	4,239	—	—	4,239
Adjusted EBITDA (revised)	$ 5,577	$ 5,648	$ (2,914)	$ 58	$ 136	$ (1,045)	$ 3,465	5,860	8,416
Divided by: net revenue	43,321	39,493	32,785	36,698	36,455	37,628	41,060	44,698	159,841
Adjusted EBITDA Margin % (revised) (Non-IFRS Measure)	13 %	14 %	(9)%	— %	— %	(3)%	8 %	13 %	5 %

Note (1): Comparative Q4 Fiscal 2023 results are for the unaudited and unreviewed three month period beginning July 1, 2023 and ending September 30, 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023

25

In the fist quarter of Fiscal 2023, the Company achieved Adjusted EBITDA of $5.6 million and in the second quarter of Fiscal 2024, the Company continued its track record of Adjusted EBITDA growth with $5.6 million reported in the second quarter of Fiscal 2023. During the third quarter of Fiscal 2023, the Company's Adjusted EBITDA decreased to a loss of $2.9 million due to lower international sales, continued price compression in the recreational market, low flower yields, and higher SG&A costs. In Q4 Fiscal 2023, continued price compression and lower international sales led to an Adjusted EBITDA loss of $1.9 million. In the first quarter of Fiscal 2024, the Company returned to a positive Adjustive EBITDA position due to a higher adjusted gross margin (31%) resulting from lower cultivation and post-harvest costs and positive contributions from Edison Jolts product sales. In the second quarter of Fiscal 2024, the Company's Adjusted EBITDA position was a loss of $1 million and the decrease in Adjusted EBITDA from the first quarter of Fiscal 2024 was primarily due to increased sales and marketing expenses. In the third quarter of Fiscal 2024, as a result of higher recreational cannabis revenue and a higher adjusted gross margin resulting from lower cultivation and post-harvest costs, Adjusted EBITDA increased to $3.5 million. In Q4 Fiscal 2024, the Company continued the momentum and achieved Adjusted EBITDA of $5.9 million which was the highest Adjusted EBITDA the Company had ever reported in any quarter. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 26

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES

The following represents selected balance sheet highlights of the Company at the end Fiscal 2024 and Fiscal 2023:

	SEPTEMBER 30, 2024		SEPTEMBER 30, 2023		% CHANGE
Cash, restricted cash & short-term investments	$	133,426	$	51,757	158 %
Inventories	$	67,351	$	63,598	6 %
Working capital	$	208,897	$	133,545	56 %
Total assets	$	407,860	$	298,455	37 %
Total current and long-term debt	$	25	$	79	(68)%
Non-current financial liabilities[1]	$	3,369	$	3,630	(7)%
Total shareholders' equity	$	305,989	$	271,623	13 %

Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On September 30, 2024, the Company had unrestricted cash of $133,426 compared to $51,757 at September 30, 2023. The increase is primarily a result of proceeds from the Follow-on BAT Investment and the Offering of Units that closed on April 2, 2024. Subsequent to year-end, the Company acquired Motif which included a cash component of approximately $50 million and approximately $5 million in transaction costs. The funds to finance this acquisition were not drawn from the Jupiter Pool. Furthermore, the Company is expecting to close the third tranche from the Follow-on BAT Investment in the amount of $41.5 million on or about February 28, 2025.

Management believes its capital position is healthy and that sufficient liquidity is available to fund operations and strategic growth initiatives in the medium term. Furthermore, the Company may be able to, if necessary and subject to prevailing market conditions, obtain equity or debt financing through capital markets. Additionally, subject to the restrictions in the Amended IRA, the Company may be able to use its shares as a currency for additional acquisitions. The Common Shares are listed for trading on both the NASDAQ and TSX, and there is analyst coverage among sell-side brokerages. However, there can be no assurance that capital will be available on terms acceptable to the Company or at all.

On October 6, 2023, the Company filed a final Canadian base shelf prospectus and corresponding amended Form F-10 registration statement (SEC File No. 333-274686) under the United States Securities Act of 1933, as amended, enabling the Company to qualify for the distribution of up to $500,000,000 of Common Shares, debt securities, subscription receipts, warrants and units, during the 25-month period that the base shelf prospectus remains effective. The specific terms of any future offering of securities are required to be disclosed in a prospectus supplement filed with the applicable Canadian securities regulators and the SEC. In April 2024, the Company successfully closed the Unit Offering pursuant to the base shelf prospectus and the corresponding Form F-10 registration statement.

The following highlights the Company's cash flows during Q4 Fiscal 2024 and Comparative Q4 Fiscal 2024:

		Q4-F24		Comparative Q4 Fiscal 2023 (three months ended September 30, 2023)		Fiscal 2024		Comparative Fiscal 2023 (twelve months ended September 30, 2023)
Cash provided (used) by:								
Operating activities	$	8,893	$	(8,469)	$	3,872	$	(52,134)
Financing activities		41,011		(151)		107,779		(748)
Investing activities		(22,415)	$	(1,499)		(38,770)	$	8,456
Cash provided (used)	$	27,489	$	(10,119)	$	72,881	$	(44,426)
Cash position								
Beginning of period		79,256		43,983		33,864		78,290
End of period	$	106,745	$	33,864	$	106,745	$	33,864
Short-term investments		821		—		821		—
Cash and short-term investments	$	107,566	$	33,864	$	107,566	$	33,864

Note (1): Comparative Q4 Fiscal 2023 results are for the unaudited and unreviewed three month period beginning July 1, 2023 and ending September 30, 2023.

Note (2): Comparative Fiscal 2023 results are for the unaudited twelve month period beginning October 1, 2022 and ending September 30, 2023.

Cash provided by operating activities for Q4 Fiscal 2024 and Fiscal 2024 was $8,893 and $3,872, respectively, compared to cash used for Comparative Q4 Fiscal 2023 and Comparative Fiscal 2023 of $8,469 and $52,134, respectively. The decrease in cash

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 27

used by operating activities is primarily attributed to a reduced net loss. Working capital changes included an increase in accounts payable and accrued liabilities, reflecting the Company's focus on cash flow management.

Cash provided by financing activities for Q4 Fiscal 2024 and Fiscal 2024 was $41,011 and $107,779, respectively. In comparison, for Comparative Q4 Fiscal 2023 and Comparative Fiscal 2023 cash used by financing activities was 151 and 748, respectively. The increase in cash from financing activities in the current period was primarily due to proceeds from the Offering of Units that closed on April 2, 2024, and the Follow-on BAT Investment.

Cash used by investing activities for Q4 Fiscal 2024 and Fiscal 2024 was $22,415 and $38,770, respectively, compared to cash (used) provided by investing activities of $(1,499) and $8,456 in Comparative Q4 Fiscal 2023 and Comparative Fiscal 2023, respectively. The increase in cash used is primarily on account of purchase of other financial assets (investment in Sanity Group and Phylos).

OFF BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during Q4 Fiscal 2024 and Fiscal 2024.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel are the members of the Company's executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

For Q4 Fiscal 2024 and Fiscal 2024 and for Q4 Fiscal 2023 and Fiscal 2023, the Company's expenses included the following: management and Board of Directors compensation:

	Q4-F24	Q4-F23	Fiscal 2024	Fiscal 2023
Salaries, bonus and consulting fees	$ 1,743	$ 1,195	$ 7,155	$ 4,388
Share-based compensation	806	494	4,620	3,446
Total key management compensation	$ 2,549	$ 1,689	$ 11,775	$ 8,262

During Q4 Fiscal 2024 and Fiscal 2024, Nil and 62,000 stock options (Fiscal 2023 – 6,250 and 206,250) were granted to key management personnel with an aggregate fair value of $nil and $123, respectively (September 30, 2023 – $34 and $665). In addition, during the Q4 Fiscal 2024 and Fiscal 2024, 29,762 and 2,175,879 RSUs, (September 30, 2023 – nil and 285,191), were granted to key management personnel with an aggregate fair value of $nil and $4,373, respectively (September 30, 2023 – $nil and $1,325). For the Q4 Fiscal 2024 and Fiscal 2024, nil and 678,717 PSUs, (September 30, 2023 – nil and 136,920) were issued to key management personnel with an aggregate fair value of $nil and $543, respectively (September 30, 2023 – $nil and $305).

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS

The Company has transactions with related parties, as defined in IAS 24 *Related Party Disclosures*, all of which are undertaken in the normal course of business.

For Q4 Fiscal 2024 and Fiscal 2024, under the PDC Agreement, BAT incurred $504 and $3,708 (Fiscal 2023 - $635 and $3,134) for direct expenses and the Company incurred $1,266 and $9,623 (Fiscal 2023 - $3,764 and $10,638) of direct expenses and capital expenditures of $nil and $96 (Fiscal 2023 - $462 and $1,768) related to the CoE, respectively. The Company recorded $885 and $6,666 (Fiscal 2023 - $2,001 and $6,886) of these expenditures in the consolidated statements of operations and comprehensive loss. For Q4 Fiscal 2024 and Fiscal 2024, the Company recorded $nil and $49 (Fiscal 2023 - $231 and $884) of capital expenditures in the consolidated statements of financial position.

During Q4 Fiscal 2024 and Fiscal 2024, BAT exercised nil and nil Top-up Rights. As at September 30, 2024, there is a receivable balance of $167 (September 30, 2023 - receivable of $167) from BAT.

FAIR VALUE MEASUREMENTS

(i) Financial Instruments

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 28

techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described as follows: • Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date; • Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and • Level 3 inputs are unobservable inputs for the asset or liability. The fair values of cash, short-term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted cash approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $25. The fair value of the investment in WHC is primarily based on Level 3 unobservable inputs and is determined using a market- based approach, based on revenue multiples for comparable companies. In determining the impairment loss, the FVLCD of property, plant and equipment was determined based on a third-party appraisal using market and replacement cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy. The fair value of the Secured Convertible Loan advanced to Phylos was determined using the binomial lattice model and has been classified as level 3 in the fair value hierarchy. The fair value of the Secured Convertible Loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $1 million was based on certain assumptions, including the probability of Phylos meeting certain required milestones. The fair value of the Convertible Note advanced to Sanity Group was determined using the binomial lattice model. The key assumptions used in the Model for are Sanity Group stock price, dividend yield, expected future volatility of Sanity Group stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy. The fair value of equity interest in the Sanity Group was determined using the option pricing model wherein the current value of the Sanity Group was allocated to the various types of shares based on their rights and preferences. The current value of the Sanity Group was determined using the backsolve approach which benchmarks the original issue price of the Sanity Group's latest funding transaction. The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") and WACC. At September 30, 2024, the fair value of the Laurentian contingent share consideration was $Nil. The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. If the expected future volatility in the common share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $456, or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $508. The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility in the price of Common Shares. A sensitivity MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 29

analysis for changes in key inputs was not presented as it was deemed that the impact of reasonable changes in key inputs would not be significant. The fair value of the contractual commitment to issue Preferred Shares in the future is based on level 1, level 2 and level 3 inputs and is determined based on estimated fair value of the Preferred Shares and the present value of the share price agreed with BAT. The fair value of the Preferred Shares was estimated using certain assumptions, including tenure of BAT's common shares and potential shareholding meeting 30% and 49% thresholds, respectively, market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability. The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability. During the year, there were no transfers of amounts between Levels 1, 2 and 3. Derivative Warrant Liabilities Unit Offering 2024 On April 2, 2024, the Company closed the Unit Offering. The Company sold 8,901,000 Units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of four years following the closing date of the Unit Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Unit Offering may elect, if the Company does not have an effective registration statement under the United States Securities Act of 1933, as amended, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company. At initial recognition on April 2, 2024, the Company recorded derivative liabilities of $7,798 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $668 were recognized as costs allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the Unit Offering. As at September 30, 2024, the Company revalued the remaining derivative liabilities to an estimated fair value of $7,772. The Company recorded an increase in the estimated fair value change of the derivative liabilities for Fiscal 2024 of $26. The following inputs were used to estimate the fair value of the Warrants at September 30, 2024: SEPTEMBER 30, 2024 Risk free interest rate 2.70 % Life of Warrants (years) 3.51 Market price of Common Shares $ 2.45 Expected future volatility of Common Shares 123.00 % Fair value per Warrant $ 1.75 If the expected future volatility in the common share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $456, or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $508. Unit offering 2020 The Warrants outstanding as at September 30, 2023, have expired in November 2023. See "Other (Income) Expenses - Derivative Warrant Liabilities" in this MD&A for further information. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 30

Top-up Rights

On March 10, 2021, the Company issued 14,584,098 Common Shares to BAT in connection with BAT's initial equity investment in the Company. On January 23, 2024, the Company issued an additional 12,893,175 Common Shares to BAT in connection with the closing of the first tranche of the Follow-on BAT Investment, which, at the time, increased BAT's beneficial ownership in the Company to 29.90% (measured on a non-diluted basis).

In connection with the closing of the first tranche of the Follow-on BAT Investment in late January 2024, BAT and the Company entered into the Amended IRA, which amended and restated the Original IRA between the parties. Pursuant to the Amended IRA, BAT has been granted certain Top-Up Rights to subscribe for additional Common Shares or Preferred Shares, and together with the Common Shares, the "Shares") in specified circumstances where the pre-emptive rights are not applicable (referred to in the Amended IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the Amended IRA as "bought deal Distributions").

The Follow-on BAT Investment is structured such that the aggregate number of Common Shares beneficially owned or controlled, directly or indirectly, by BAT, its affiliates, associates, related parties and any joint actors, may not exceed 30% of the issued and outstanding Common Shares (the "30% Common Share Limit"). As a result, pursuant to the terms of the Amended IRA, if the issuance of Common Shares upon BAT exercising its Top-Up Rights would result in BAT's aggregate ownership exceeding the 30% Common Share Limit, the Company shall issue Preferred Shares in lieu of Common Shares on the exercise of such rights, in order to restrict BAT's voting control to 30.0% of the issued and outstanding Common Shares. Such Preferred Shares would be convertible into Common Shares in accordance with their terms.

The price per Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal to the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, RSUs, PSUs and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the Original IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at September 30, 2024, the Company revalued the Top-up Rights of BAT pursuant to the Amended IRA to an estimated fair value of $6,338 (September 30, 2023 – $130). The Company recorded an increase in the estimated fair value of the Top-up Rights for the Fiscal 2024 of $6,208 (Fiscal 2023 - $605).

The following inputs were used to estimate the fair value of the Top-up Rights as at September 30, 2024, and September 30, 2023:

	SEPTEMBER 30, 2024				
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price[1]	$1.20 - $45.08	$2.50	$—	$—	$1.20 - $2.23
Risk free interest rate	2.78% - 2.89%	2.79%	2.83%	2.87%	3.10%
Expected future volatility of Common Shares	75.00% - 85.00%	75.00%	75.00%	75.00%	60.00%
Expected life[1]	2.14 - 4.40	0.12	5.92	5.18	1.41
Forfeiture rate	10%	—%	25%	6%	—%

	September 30, 2023			
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price[1]	$1.20 - $45.08	$2.50	—	—
Risk free interest rate	4.11% - 4.54%	3.59%	3.65%	3.78%
Expected future volatility of Common Shares	70.00% - 90.00%	90.00%	85.00%	85.00%
Expected life[1]	1.34 - 5.12	0.12	5.92	5.18
Forfeiture rate	10%	—%	25%	6%

[1]Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 13(iv) in the Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023

31

Secured Convertible Loan Agreement On May 25, 2023, the Company entered into a secured convertible loan agreement (the "Secured Convertible Loan Agreement") with Phylos. Under the terms of the Secured Convertible Loan Agreement, upon the completion of certain milestones the Company has a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recorded a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan. In November, 2023, the Company funded the second tranche of US$2.75 million and a derivative liability of $1,385 was derecognized. Thereafter, in July 2024, the Company also funded US$1 million for the third tranche and a derivative liability of $752 was derecognized. As at September 30, 2024, the Company revalued the commitment to fund the remaining third tranche at an estimated fair value of $368 (September 30, 2023 – $1,743) and recorded a change in fair value of $762 for the year ended September 30, 2024. Convertible Note The fair value of the Convertible Note advanced to Sanity was determined using the binomial tree model. The key assumptions used in the Model for are Sanity stock price, dividend yield, expected future volatility of Sanity stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy. Non-voting Class A preferred shares In relation to the Follow-on BAT Investment, the Company is required to issue non-voting Class A convertible preferred shares ("Preferred Shares"). The Preferred Shares to be issued as part of future tranches represent an obligation for the Company to deliver a variable number of its own Common Shares and hence meet the definition of an instrument classified as a derivative financial instrument as per IAS 32 Financial Instruments: Presentation. The Company measured the derivative at fair value on initial recognition. The derivative financial instrument is classified as a derivative asset or a derivative liability depending partly on whether the fair value of the Company's Preferred Shares is above or below the $3.2203 subscription price. At initial recognition, the derivative financial instrument was recognized as a derivative financial liability with a fair value off $1,921. Refer to Note 12 and 13 (iii) of the Financial Statements for further information regarding the Follow-on BAT Investment. In August 2024, the Company closed the second tranche of the Follow-on BAT Investment and issued 8,463,435 Preferred Shares. The fair value of the derivative liability that was derecognized on closing of the second tranche was $4,339. As at September 30, 2024, the Company revalued the derivative liability for the third tranche to an estimated fair value of $4,771. Accordingly, the Company recognized a total fair value loss of $7,189 in the consolidated statements of operations and comprehensive loss. The fair value of the contractual commitment to issue Preferred Shares in the future is based on level 1, level 2 and level 3 inputs and is determined based on estimated fair value of the Preferred Shares and the present value of the share price agreed with BAT. The fair value of the Preferred Shares was estimated using certain assumptions, including tenure of BAT's common shares and potential shareholding meeting 30% and 49% thresholds, respectively, market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability. Preferred Shares On August 30, 2024, in relation to the Follow-on BAT Investment (as hereinafter defined), the Company issued 8,463,435 Preferred Shares of the Company. The Preferred Shares are eligible for conversion into Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%. The number of shares that will be issued on conversion is not fixed and therefore, Preferred Shares are classified as liabilities. These liabilities are measured at FVTPL. The conversion feature is considered to be an embedded derivative that qualifies for bifurcation. However, the Company has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the Preferred Shares qualify to be accounted for under such FVTPL method. On initial recognition, the Preferred Shares were measured at a fair value of $31,594. As at September 30, 2024, the Preferred Shares had an estimated fair value of $31,070, resulting in a fair value gain of $524 which was recognized in the consolidated statements of operations and comprehensive loss. The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 32

(ii) Biological Assets

The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at September 30, 2024 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2023	$ 6,945	$ 10,410	$ 17,355
Unrealized gain on change in fair value of biological assets	—	51,151	51,151
Production costs capitalized	40,229	—	40,229
Transfer to inventory upon harvest	(41,226)	(52,336)	(93,562)
Carrying amount, September 30, 2024	$ 5,948	$ 9,225	$ 15,173

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 18 of the Financial Statements), are used in determining the fair value of biological assets:

i. average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii. expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii. wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv. post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v. stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of September 30, 2024, it is expected that the Company's biological assets will yield 28,889 kg (September 30, 2023 – 26,917 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS & ASSUMPTIONS	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE	
	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023	SENSITIVITY	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Average selling price per gram (excluding trim)	$ 1.59	$ 1.73	Increase or decrease by 10% per gram	$ 1,463	$ 1,690
Expected average yield per plant	187 grams	173 grams	Increase or decrease by 10 grams	$ 781	$ 978

The expected average yield per plant at September 30, 2024 primarily reflects the average yield of the flower component of the plant.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 33

OUTSTANDING SHARE DATA (i) Outstanding Shares, Warrants and Options and Other Securities The following table sets out the number of Common Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at September 30, 2024 and December 18, 2024: SEPTEMBER 30, DECEMBER 18, 2024 Common shares issued and outstanding 108,585,492 108,585,492 Options 2,691,336 2,683,636 Warrants 4,235,913 4,235,913 Top-up rights 7,078,727 8,465,797 Restricted share units 2,973,643 3,710,864 Performance share units 1,117,218 1,845,571 Total fully diluted shares 126,682,329 129,527,273 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements: 1. Biological assets and inventories Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Note 5 and 6 of the Financial Statements for further information. 2. Useful lives and impairment of property, plant and equipment and finite-life intangible assets Amortization of property, plant and equipment and finite life intangible assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions. 3. Share-based payments In determining the fair value of options and related costs, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 13 of the Financial Statements for further information. 4. Provision for returns and price adjustments Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry. 5. Impairment of non-financial assets The recoverable amount of an individual CGU and group of CGUs is determined based on value in use which involves the use of a discounted cash flow model and significant assumptions which include forecasted cash flows, terminal growth rate and post-tax discount rates. In allocating any impairment loss, the Company determines the recoverable amounts of its property, plant and equipment. The recoverable amount of property and plant is determined based on fair value less costs of disposal and involves the use of capitalization rates, market rentals, market transactions and demolition costs. Refer to Note 8 for further information. 6. Derivative liabilities Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 34

each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. The potential issuance of Common Share related to top-up rights is classified as a derivative liability and is therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, upon each exercise, and at year-end. The key assumption used in the model is the expected future volatility of the price of the Company's Common Shares. The impact of changes in these key assumptions is described in Note 11 of the Financial Statements. 7. Recognition and measurement of preferred shares and derivative financial instrument In determining the initial and subsequent measurement of the preferred shares and relative derivative, management has applied significant judgment and estimation in regards to the fair valuation of the preferred shares and related derivative liability. Refer to Note 11 and 18 for further information. 8. Recognition and measurement of other financial assets In determining the initial and subsequent recognition and measurement of the other financial assets, management has applied significant judgment and estimates including but not limited to determing the appropriate valuation methodology and key inputs. Refer to Note 9 and 18 for further information. Accounting standards issued but not yet effective The new and amended standards and interpretations that are issued, but are not yet effective, up to the date of issuance of the Company's consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations when they become effective. Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture The amendments to IFRS 10 and IAS 28 apply to situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, under IFRS 10, when an investor loses control of a subsidiary that does not contain a business as a result of a transaction involving an associate or a joint venture that is accounted for using the equity method, the gain or loss resulting from the transaction is recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. The full gain or loss continues to be recognized if the subsidiary contains a business. Similarly, IAS 28 is amended such that a full gain or loss is recognized when a downstream transaction involves assets that constitute a business. These amendments shall be applied prospectively to the sale or contribution of assets occurring after the effective date. The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. These amendments are not expected to have a material impact on the Company's financial statements. Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants In January 2020 and October 2022, the IASB issued amendments to IAS 1 to specify the requirements relating to determining whether a liability should be presented as current or non-current in the consolidated statements of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. These amendments are not expected to have a material impact on the Company’s consolidated financial statements. Amendments to IFRS 16: Lease Liability in a Sale and Leaseback On September 22, 2022, the IASB issued amendments to IFRS 16, Leases, to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed. The Company has not entered into any sale and leaseback transactions in the past and does not anticipate doing so in the future. These amendments are not expected to have a material impact on the Company's consolidated financial statements. Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 35

The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed. These amendments are not expected to have a material impact on the Company’s consolidated financial statements. IFRS 18 Presentation and Disclosure in Financial Statements In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of financial statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows. These include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18 and the amendments to the other standards, is effective for annual reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently evaluating the potential impact of IFRS 18 on the Company’s consolidated financial statements. PRODUCT DEVELOPMENT COLLABORATION On March 10, 2021, in conjunction with the strategic investment we received from BAT, the Company and BAT entered into the PDC Agreement pursuant to which the CoE was established at the Moncton Campus to focus on developing the next generation of cannabis products. Pursuant to the terms of the PDC Agreement, $31,109 of BAT's original investment in the Company was reserved as restricted cash in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted cash to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted cash as at September 30, 2024 is $25,860 (September 30, 2023 - $17,893). The CoE is accounted for as a joint operation, with the Company and BAT each paying 50% of the costs incurred by the CoE. . For the year ended September 30, 2024, $6,666 (September 30, 2023 - $6,886) of expenses have been recorded in the statements of operations and comprehensive loss. ACQUISITION OF SUBSIDIARIES i. Laurentian Organic Inc. On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed Laurentian for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company agreed to provide the seller additional share consideration based on Laurentian's future adjusted EBITDA over a period of two years, which were as follows (all capitalized terms used below not otherwise defined herein have the respective meanings described to them in the Company’s agreement to acquire Laurentian): a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple. Earnout payments paid in Common Shares were to be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996 and subsequently as at August 31, 2022 adjusted to $2,913, to reflect changes in estimates. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 36

The first year earnout milestone was not met and during the thirteen months ended September 30, 2023, the Company recognized a fair valuation gain of $2,864 in the statements of operations and comprehensive loss. The second year earnout milestone was also not met and during the year ended September 30, 2024, the Company recognized a fair valuation gain of $50 in the statements of operations and comprehensive loss. In July 2024, the Company received a dispute notice from the Laurentian vendors purporting to cover the first year and second year earnout. The Company and the Laurentian vendors have entered into an engagement letter appointing BDO Canada LLP as neutral accountant to review the items in the dispute notice in accordance with the share purchase agreement dated December 21, 2021. ii. The Edibles and Infusions Corporation On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 should EIC achieve its milestones. Contingent share consideration The acquisition included contingent share consideration based on various milestones as follows: i) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram-branded product, manufactured at the EIC facility, in the Ontario or Alberta recreational markets prior to December 31, 2021. This was achieved in the year ended August 31, 2021 and subsequently settled on September 8, 2021; ii) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022. This was achieved during the thirteen months ended September 30, 2023 and the Company issued 2,621,370 Common Shares as consideration to the former shareholders of EIC, for a total value of $6,500. The remaining $500 has been irrevocably disclaimed and waived as part of a negotiated settlement and the Company recorded it as a change in fair value of contingent share consideration during the thirteen months ended September 30, 2023 iii) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022. The third milestone, calculated based on the adjusted EBITDA for the 12 months ended December 31, 2022, was not met. Refer to Note25 to the Financial Statements for further information. CONTINGENT LIABILITIES The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period. Alberta Claim On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen's Bench in Alberta (the "AB Court") seeking damages against several Canadian cannabis companies including the Company (the "Defendants"). The Alberta Claim does not particularize all of the claims against the Defendants; however, it makes allegations with respect to the content of THC and CBD in the Defendants' products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of, or reasonably estimate, the possible losses or a range of possible losses resulting from the matter described above. In July, 2024, the plaintiffs filed a discontinuance of claim with the AB Court. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 37

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The Company engaged PKF O'Connor Davies ("PKF") to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s annual consolidated financial statements for the year ended September 30, 2024, as well as an opinion on the effectiveness of the Company’s ICFR. PKF, the Company’s independent registered public accounting firm, has audited the Company's consolidated financial statements and has issued an adverse report on the effectiveness of ICFR. PKF‘s audit report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended September 30, 2024. DISCLOSURE CONTROLS AND PROCEDURES The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of September 30, 2024 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as of such date. INTERNAL CONTROL OVER FINANCIAL REPORTING NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as of the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. MATERIAL CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING There has been a change to the Company’s ICFR during the three months ended September 30, 2024 that has materially affected, or is likely to materially affect, the Company’s ICFR. Control Environment With respect to the material weakness related to the control environment during Fiscal 2024, the Company took the following actions: • Bolstered the financial reporting, IT and accounting department’s internal controls and accounting knowledge by hiring new full-time employees including those in more senior roles; and • Implemented additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s control standards and expectations and clarified individual responsibility for control activities at various levels within the Company. Roles and responsibilities are continually assessed with a view to meeting the needs of the Company’s internal control environment. During Q4 Fiscal 2024, the Company completed its evaluation of the impact of these actions and concluded that this material weakness related to control environment was successfully remediated. Information Process With respect to the material weakness related to the information process during Fiscal 2024: • The Company substantially progressed its ERP system implementation and successfully completed the second phase of ERP that included the implementation of finance and supply chain modules at our Winnipeg and Lac-Superieur facilities • During Q4 Fiscal 2024, the Company launched the planning and design phase for a further enhancement to the ERP system, which will allow for improved costing management and reduction of complex spreadsheets related to inventory costing • During Q4 Fiscal 2024, the Company launched the planning and design phase for a financial planning and management reporting tool, which is expected to further enhance the Company’s analytical and review procedures MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 38

• As of September 30, 2024 the Company completed the implementation of a new human resources information system, or HRIS, that is intended to further streamline internal processes, support employee retention efforts and facilitate remediation activities. • The Company hired a Director of IT to oversee and enhance the IT department, support the remediation of deficiencies in general IT controls and facilitate the development and implementation of the new ERP system. Under the direction of the Director of IT, the Company continued to make progress during the period in remediating certain IT general controls. • The Company hired and trained a dedicated resource to review the third-party service organization control reports and assess their impact in relation to the Company’s control environment. The Company streamlined its complex spreadsheet models, with the exception of biological asset models and inventory costing, to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets. Control Activities With respect to the material weakness related to control activities during Fiscal 2024: • The Company amalgamated Organigram Inc. with EIC and Laurentian. Post amalgamation, the Company’s three facilities continued to operate as a single corporation under the name "Organigram Inc." which significantly simplified and streamlined the financial statement close process. • The Company added a new dedicated resource with assigned responsibilities to support management in their ongoing remediation efforts. MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of September 30, 2024, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of September 30, 2024, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses: • Management review controls to ensure the completeness and accuracy of complex spreadsheets used for biological assets and inventory were not designed or operating effectively; and • The Company had ineffective general IT controls related to security and administration and monitoring of service organizations. As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls . MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 39

STATUS OF REMEDIATION PLAN The Company was successful in remediating the material weakness related to the control environment and made progress in remediating other control deficiencies as discussed above under “Material Changes to Internal Control Over Financial Reporting” as at the end of Fiscal 2024. Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR, and remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the remaining material weaknesses are remediated in Fiscal 2025. The following remedial activities remain in progress as at the date of this MD&A and are expected to continue at least throughout the first half of Fiscal 2025. The controls associated with these remedial activities have not yet been subject to control testing to conclude on the design or operational effectiveness. • We will continue to engage internal control specialists that will assist management in evaluating internal controls and in designing remediation plans. • Under the direction of the Chief Information Officer and the Director of IT, the Company will continue to remediate certain IT general controls. • We will continue to work on implementing controls that are intended to evaluate information from organizations providing services to the Company. • We will continue to streamline our complex spreadsheet models related to biological assets and inventory to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets, while continuing to automate processes. Following the substantial improvement and remediation of the material weakness described above, senior management has discussed the remaining material weaknesses with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions, including the third phase of the ERP system, will contribute to the remediation of material weaknesses, we have not yet completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the remaining material weaknesses, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the remaining material weaknesses described above will not be considered fully remediated. While significant progress has been made toward remediation of the remaining material weaknesses, no assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management expects to fully remediate the remaining material weaknesses identified before the end of Fiscal 2025. See “Risk Factors” in this MD&A and the AIF. Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 40

RISK FACTORS

The Company's business is subject to risks inherent in a high growth, heavily regulated enterprise. We have identified certain risks pertinent to our business that may have affected or may affect our business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under "Risk Factors" in the AIF. For additional risk factors, readers are directed to the Company's AIF, which is (a) available under the Company's issuer profile on SEDAR+ at www.sedarplus.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and ensuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk

Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted cash and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted cash, other financial assets and accounts receivable and other receivables on the statement of financial position at September 30, 2024 approximates $211,306 (September 30, 2023 - $90,351).

As of September 30, 2024 and September 30, 2023, the Company's aging of trade receivables was as follows:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
0-60 days	$ 32,349	$ 22,946
61-120 days	5,502	5,845
Gross trade receivables	$ 37,851	$ 28,791
Less: Expected credit losses and reserve for product returns and price adjustments	(5,196)	(1,334)
	$ 32,655	$ 27,457

(ii) Liquidity Risk

The Company's liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2024, the Company had $106,745 (September 30, 2023 – $33,864) of cash and working capital of $208,897 (September 30, 2023 - $133,545). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at September 30, 2024:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$ 47,097	$ 47,097	$ 47,097	$ —	$ —	$ —
Long-term debt	25	85	60	25	—	—
	$ 47,122	$ 47,182	$ 47,157	$ 25	$ —	$ —

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company's facilities, the Company is contractually committed to approximately $1,676 of capital expenditures.

(iii) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's debt obligations with a floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

(iv) Concentration risk

The Company's accounts receivable are primarily due from provincial government agencies (three of which, individually, represented more than 10% of the Company's revenues during the year ended September 30, 2024), corporations (none of which

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 41

represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible. (v) Risks related to the listing of Company's Common Shares on TSX and NASDAQ On January 23, 2023, the Company received notification from NASDAQ that it is not in compliance with the minimum bid price requirement in NASDAQ Listing Rule 5450(a)(1) for continued listing on NASDAQ (the "Minimum Bid Requirement"), since the closing bid price for the Company's common shares listed on NASDAQ was below US$1.00 for 30 consecutive trading days. Under NASDAQ Listing Rule 810(c)(3)(A), the Company had a period of 180 calendar days from the date of notification, or until July 24, 2023, to regain compliance with the Minimum Bid Requirement, during which time the Common Shares would continue to trade on NASDAQ. To regain compliance, the closing bid price of the Common Shares was required to remain at or above US$1.00 per share for a minimum of 10 consecutive business days. In the event the Company did not regain compliance with the Minimum Bid Requirement by July 24, 2023, the Company would have been eligible for an additional period of 180 calendar days to regain compliance or would have been subject to delisting of the Common Shares from NASDAQ. The Company effected the Share Consolidation regaining compliance with the Minimum bid Requirement, with legal effect from July 5, 2023. However, there can be no assurance that the Company will remain compliant with the Minimum Bid Requirement or otherwise maintain compliance with any of the other NASDAQ listing requirements. Any delisting of the Common Shares from NASDAQ could adversely affect the Company's ability to attract new investors, reduce the liquidity of the outstanding Common Shares, reduce the Company's ability to raise additional capital, reduce the price at which the Common Shares trades on the TSX, result in, negative publicity and increase the transaction costs inherent in trading such shares with overall negative effects for the Company's stockholders. In addition, delisting of the Common Shares could deter U.S. broker-dealers from making a market in or otherwise seeking or generating interest in the Common Shares and might deter certain institutions or persons from investing in the Company's securities at all. For these reasons and others, delisting of the Common Shares from NASDAQ could adversely affect the Company's business, financial condition and liquidity. (vii) Risks related to third party data The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data. (vii) Risks related to international sales The Company currently exports cannabis to a number of countries whose laws vary, and many are unsettled and still developing. There is no assurance that the Company will continue to meet the evolving legal and regulatory requirements applicable to each export jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to export its products. In Israel, a potential dumping tariff on cannabis imports may impact the Company's ability to resume exports to this jurisdiction. In January 2024, the Israeli government notified the Company that it was the subject of the Anti-Dumping Investigation in respect of its cannabis exports to Israel. The Company last shipped products to Israel in the second quarter of fiscal year 2023. Future shipments to Israel are contingent on, among other factors, customer buying patterns, receipt of applicable import and export permits, and contractual matters. Although the Company believes it is in compliance with international trade law related to its shipments to Israel, the outcome of the Israeli Anti-Dumping Investigation may result in risks to future shipments to Israel including potential imposition of a dumping duty on Israeli importers of Canadian cannabis exports. In July 2024, a preliminary determination was issued by the Israeli government, finding dumping by all Canadian exporters, including the Company. The Company intends to make submissions to advance its position that it has not engaged in dumping. A final decision on the question of dumping is expected in calendar 2025. (ix)Israel-Hamas War and Conditions in Israel On October 7, 2023, a war began between the terrorist organization Hamas and Israel. The Company continues to monitor the conflict in Israel and impacts the conflict has had and potential impacts the conflict could have on the Company's business in Israel. The extent to which the conflict may continue to impact the Company’s business and activities will depend on future developments which remain highly uncertain and cannot be predicted. Any losses or damages incurred by the Company could have a material adverse effect on its business. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 42

(x) Information Systems Risk The Company’s business operations are managed through a variety of IT systems. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s IT systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected. The Company is continually modifying and enhancing its IT systems and technologies to increase productivity, efficiency and security. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition. During Fiscal 2023 and Fiscal 2024, the Company launched a new ERP system, which provides for a more robust and secure financial system of record, among other supply chain and operational data. Various IT general controls are now centralized currently in the midst of stabilizing a new ERP system, which replaces its previous financial system. There can be no assurance that the ERP system will provide the information and benefits expected by management. The Company is in the midst of implementing Phase 3 of its ERP system, D365 Advanced Manufacturing ("Phase 3"). The design and implementation of Phase 3 requires an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses in connection with the implementation. The Company may not be able to implement Phase 3 successfully without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If it is unable to implement Phase 3 as planned, the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the Company’s operations can be affected and the Company’s financial condition, results of operations and cash flows could be negatively impacted. MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 43

TABLE OF CONTENTS Management’s Responsibility for the Financial Statements 1 Independent Auditor's Reports 2 – 9 Consolidated Statements of Financial Position 10 Consolidated Statements of Operations and Comprehensive Loss 11 Consolidated Statements of Changes in Equity 12 Consolidated Statements of Cash Flows 13 Notes to the Consolidated Financial Statements 14 – 43

December 18, 2024 Management’s Responsibility for the Financial Statements The accompanying consolidated financial statements of Organigram Holdings Inc. (the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable. The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors, and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval. (signed) ‘Beena Goldenberg’ (signed) ‘Greg Guyatt’ Chief Executive Officer Chief Financial Officer Toronto, Ontario Toronto, Ontario CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023 1

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023 2

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023 3

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023 4

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023 5

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023 6

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023 7

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023 8

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 AND YEAR ENDED SEPTEMBER 30, 2023 9

ORGANIGRAM HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2024 and September 30, 2023

(Expressed in CDN $000's except share and per share amounts)

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
ASSETS		
Current assets		
Cash	$ 106,745	$ 33,864
Restricted cash (Note 13 and 24)	25,860	—
Short-term investments	821	—
Accounts and other receivables (Note 4)	37,153	30,157
Biological assets (Note 5)	15,173	17,355
Inventories (Note 6)	67,351	63,598
Prepaid expenses and deposits	9,116	11,002
	262,219	155,976
Restricted cash (Note 24)	—	17,893
Property, plant and equipment (Note 7)	96,231	99,046
Intangible assets and goodwill (Note 8)	8,092	10,624
Deferred charges and deposits (Note 7)	545	613
Other financial assets (Note 9)	40,727	8,437
Investments in associates (Note 15)	—	5,284
Net investment in sublease	46	582
	$ 407,860	$ 298,455
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 47,097	$ 20,007
Other liabilities (Note 10)	1,086	1,228
Income taxes payable (Note 23)	—	94
Derivative liabilities (Note 11)	5,139	1,102
	53,322	22,431
Long-term debt	25	79
Derivative liabilities (Note 11)	14,110	771
Preferred shares (Note 12 and 13)	31,070	—
Lease liabilities (Note 14)	3,344	3,551
	101,871	26,832
SHAREHOLDERS' EQUITY		
Share capital (Note 13)	852,891	776,906
Equity reserves (Note 13)	37,129	33,404
Accumulated other comprehensive loss (Note 9)	(63)	(159)
Accumulated deficit	(583,968)	(538,528)
	305,989	271,623
	$ 407,860	$ 298,455

Subsequent events (Note 27)

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 10

ORGANIGRAM HOLDINGS INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS For the year ended September 30, 2024 and thirteen months ended September 30, 2023 (Expressed in CDN $000’s except share and per share amounts) YEAR ENDED THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 SEPTEMBER 30, 2023 REVENUE Gross revenue (Note 19) $ 247,177 $ 233,647 Excise taxes (87,336) (72,008) Net revenue 159,841 161,639 Cost of sales (Note 6 and 20) 111,390 136,437 Gross margin before fair value adjustments 48,451 25,202 Realized fair value on inventories sold and other inventory charges (Note 6) (52,078) (56,187) Unrealized gain on changes in fair value of biological assets (Note 5) 51,151 68,981 Gross margin 47,524 37,996 OPERATING EXPENSES General and administrative (Note 22) 45,870 53,030 Sales and marketing 19,851 19,348 Research and development 11,200 13,201 Share-based compensation (Note 13 (iv)) 6,274 5,273 Impairment of property, plant and equipment (Note 7) — 165,255 Impairment of intangible assets and goodwill (Note 8) — 44,856 Total operating expenses 83,195 300,963 LOSS FROM OPERATIONS (35,671) (262,967) Investment income, net of financing costs (3,311) (3,692) Share of loss (including impairment) from investments in associates (Note 15) 5,284 1,004 (Gain) loss on disposal of property, plant and equipment and intangible assets (633) 418 Change in fair value of contingent share consideration (50) (3,364) Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 9, 11 and 12) 7,718 (4,372) Share issuance costs allocated to derivative liabilities and preferred shares (Note 11 and 12) 937 — Other non-operating income (176) (548) Loss before tax (45,440) (252,413) Income tax expense (recovery) (Note 23) Current, net — (195) Deferred, net — (3,617) NET LOSS $ (45,440) $ (248,601) OTHER COMPREHENSIVE INCOME (LOSS) Change in fair value of investments at fair value through other comprehensive income (Note 9) 96 (159) COMPREHENSIVE LOSS $ (45,344) $ (248,760) Net loss per common share, basic (Note 13 (v)) $ (0.477) $ (3.058) Net loss per common share, diluted (Note 13 (v)) $ (0.477) $ (3.058) The accompanying notes are an integral part of these Consolidated Financial Statements. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 11

ORGANIGRAM HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended September 30, 2024 and thirteen months ended September 30, 2023

(Expressed in CDN $000's except share and per share amounts)

	NUMBER OF SHARES[1]	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2022	78,453,879	$769,725	$28,338	$(78)	$ (289,927)	$508,058
Shares issued to former shareholders of EIC, net of issue costs of $19 (Note 13 (iii) and 25)	2,621,370	6,481	—	—	—	6,481
Share-based compensation (Note 13 (iv))	—	—	5,727	—	—	5,727
Exercise of stock options (Note 13 (iii))	26,300	69	(30)	—	—	39
Exercise of restricted share units (Note 13 (iii))	59,138	621	(621)	—	—	—
Exercise of performance share units (Note 13 (iii))	948	10	(10)	—	—	—
Rounding of fractional shares after share consolidation	(5)	—	—	—	—	—
Net loss	—	—	—	—	(248,601)	(248,601)
Other comprehensive loss	—	—	—	(81)	—	(81)
Balance - September 30, 2023	81,161,630	$ 776,906	$ 33,404	$ (159)	$ (538,528)	$ 271,623
Balance - October 1, 2023	81,161,630	$ 776,906	$ 33,404	$ (159)	$ (538,528)	$ 271,623
Unit financing, net of issuance costs (Note 13 (iii))	8,901,000	19,157	—	—	—	19,157
Private placement (Note 13 (iii))	17,322,915	53,365	—	—	—	53,365
Share-based compensation (Note 13 (iv))	—	—	7,182	—	—	7,182
Exercise of stock options (Note 13 (iii))	3,942	11	(5)	—	—	6
Exercise of restricted share units (Note 13 (iii))	1,193,789	3,430	(3,430)	—	—	—
Exercise of performance share units (Note 13 (iii))	2,216	22	(22)	—	—	—
Net loss	—	—	—		(45,440)	(45,440)
Other comprehensive loss	—	—	—	96	—	96
Balance - September 30, 2024	108,585,492	$ 852,891	$ 37,129	$ (63)	$ (583,968)	$ 305,989

The accompanying notes are an integral part of these Consolidated Financial Statements.

[1] The Company implemented a consolidation of its common shares in July 2023 and the number of common shares have been retrospectively adjusted. Refer to Note 1 for further information.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023

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ORGANIGRAM HOLDINGS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the year ended September 30, 2024 and thirteen months ended September 30, 2023 (Expressed in CDN $000’s except share and per share amounts) YEAR ENDED THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 SEPTEMBER 30, 2023 OPERATING ACTIVITIES Net loss $ (45,440) $ (248,601) Items not affecting operating cash: Share-based compensation (Note 13 (iv)) 7,182 5,727 Depreciation and amortization (Note 7 and 8) 12,079 26,188 (Gain) loss on disposal of property, plant and equipment and intangible assets (633) 418 Impairment of property, plant and equipment (Note 7) — 165,255 Impairment of intangible assets and goodwill (Note 8) — 44,856 Realized fair value on inventories sold and other inventory charges (Note 6) 52,078 56,187 Unrealized gain on changes in fair value of biological assets (Note 5) (51,151) (68,981) Investment income, net of financing costs (3,311) (3,692) Share of loss (including impairment) from investments in associates (Note 15) 5,284 1,004 Change in fair value of contingent consideration (Note 25) (50) (3,364) Legal recovery — (75) Bad debts and provision for expected credit losses (Note 4) 4,222 — Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 9, 11 and 12) 7,718 (4,372) Share issuance costs allocated to derivative liabilities and preferred shares (Note 11 and 12) 937 — Income tax expense (recovery) (Note 23) — (3,812) Cash used in operating activities before working capital changes (11,085) (33,262) Changes in non-cash working capital: Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits (12,059) 13,552 Net change in accounts payable and accrued liabilities, provisions and other liabilities 27,016 (19,068) Net cash provided by (used in) operating activities 3,872 (38,778) FINANCING ACTIVITIES Share issuance costs (Note 13 (iii)) — (19) Proceeds from unit financing, net of issuance costs (Note 13 (iii)) 26,018 — Private placement, net of share issuance costs (Note 13 (iii)) 82,541 — Payment of lease liabilities, net of sublease receipts (Note 14) (710) (750) Payment of long-term debt (76) (87) Stock options exercised (Note 13 (iii)) 6 39 Net cash provided by (used in) financing activities 107,779 (817) INVESTING ACTIVITIES Purchase of short-term investments (800) (10,000) Proceeds from short-term investments — 40,476 Investment income 3,518 3,589 Change in restricted cash, net (Note 9, 13 and 24) (7,967) 8,927 Other financial assets (Note 9) (28,440) (8,647) Proceeds on sale of property, plant and equipment 257 1,027 Purchase of property, plant and equipment (Note 7) (4,731) (29,142) Purchase of intangible assets (Note 8) (607) (1,286) Net cash (used in) provided by investing activities (38,770) 4,944 INCREASE (DECREASE) IN CASH $ 72,881 $ (34,651) CASH POSITION Beginning of period $ 33,864 $ 68,515 End of period $ 106,745 $ 33,864 The accompanying notes are an integral part of these Consolidated Financial Statements. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 13

ORGANIGRAM HOLDINGS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended September 30, 2024 and thirteen months ended September 30, 2023 (Expressed in CDN $000’s except share and per share amounts) 1. NATURE OF OPERATIONS Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3. The Company’s wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); and (ii) 10870277 Canada Inc., a special purpose holding company for the Company. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. On October 1, 2023, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiaries. The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019. On June 19, 2023, the Company's Board of Directors approved the consolidation of the Company’s issued and outstanding Common Shares at a consolidation ratio of four (4) pre-consolidation Common Shares for every post-consolidation Common Share (the “Share Consolidation”). The Share Consolidation was implemented with effect from July 5, 2023 to facilitate compliance with NASDAQ's listing requirements with respect to the minimum bid price for listed securities, to reduce volatility, and to enhance the marketability of the Common Shares to institutional investors. In accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), the change has been applied retrospectively and as a result, all disclosures of Common Shares, per Common Share data and data related to stock options, restricted share units ("RSU"), performance share units ("PSU"), warrants and Top-up-Rights (as hereinafter defined) in the accompanying consolidated financial statements and related notes reflect this Share Consolidation for all periods presented. In May 2023, to better align the Company's financial statement reporting requirements with other public companies and calendar quarters, the Company's Board of Directors approved a change in the Company's fiscal year end from August 31 to September 30. The Company's current fiscal year commenced on October 1, 2023 and ended on September 30, 2024 (fiscal 2024). As a result of the change in year end, the current period in these consolidated financial statements is for the twelve months ended September 30, 2024, whereas the comparative period is for the thirteen months ended September 30, 2023. 2. BASIS OF PREPARATION i. Statement of compliance These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on December 18, 2024. ii. Basis of measurement These consolidated financial statements have been prepared on a historical cost basis except for biological assets, share- based compensation, contingent share consideration, short-term investments, other financial assets and derivative liabilities, which are measured at fair value. Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction. iii. Basis of consolidation These consolidated financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the subsidiaries. The results of subsidiaries acquired during the year are consolidated from the date of acquisition. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 14

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation. iv. Foreign currency translation Functional and presentation currency These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH as described in Note 15, for which the functional currency has been determined to be Euros. Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss. Foreign operations The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in the consolidated statements of operations and comprehensive loss within other comprehensive (loss) income and are accumulated in accumulated other comprehensive (loss) income. When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive (loss) income related to the foreign operation are recognized in the consolidated statements of operations and comprehensive loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive (loss) income related to the subsidiary is reallocated between controlling and non-controlling interests. 3. MATERIAL ACCOUNTING POLICY INFORMATION i. Cash Cash is a financial asset that is measured at amortized cost, which approximates fair value and includes cash-on-hand and deposits held with financing institutions. ii. Short-term investments The Company considers short-term investments in the form of guaranteed investment certificates to be an investing activity. These investments are measured at amortized cost. iii. Financial assets Accounts and other receivables are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, financial assets are classified as measured at: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVTOCI"). Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: • it is held within a business model whose objective is to hold assets to collect contractual cash flows; and • its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income ("OCI"). This election is made on an investment-by-investment basis. Financial assets not classified as being measured at amortized cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 15

that otherwise meets the requirements to be measured at amortized cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Subsequent to initial measurement, financial assets are measured as follows: • Financial assets at FVTPL: These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in the consolidated statements of operations and comprehensive loss. • Financial assets at amortized cost: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, if any. Interest income, foreign exchange gains and losses and impairment are recognized in the consolidated statements of operations. Any gain or loss on derecognition is recognized in the consolidated statements of operations and comprehensive loss. • Debt investments at FVOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in the consolidated statement of operations. Other net gains and losses are recognized in other comprehensive income (loss). On derecognition, gains and losses accumulated in OCI are reclassified to the consolidated statements of operations and comprehensive loss. • Equity instruments at FVOCI: These assets are subsequently measured at fair value. Dividends are recognized in income in the consolidated statements of operations and comprehensive loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to the consolidated statements of operations and comprehensive loss. iv. Biological assets While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. This includes the direct cost of labour, seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour cost for individuals involved in the growing and quality control process is also included, as well as depreciation of manufacturing assets. All direct and indirect costs of biological assets are capitalized as they are incurred. Biological assets are measured at their fair value less costs to sell on the consolidated statements of financial position and unrealized fair value gains/losses on growth of biological assets are recorded on the consolidated statements of operations and comprehensive loss. v. Inventories Inventories of finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value on the consolidated statements of financial position. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of finished goods inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of sales on the consolidated statements of operations and comprehensive loss at the time the inventory is sold. vi. Property, plant and equipment Property, plant and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for the asset to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and impairment losses, if any. Depreciation is recognized on a straight-line basis to reduce the cost, less estimated residual value, of depreciable fixed assets. The following useful lives are applied: Buildings 25 years Growing and processing equipment 2-10 years Computer equipment 5 years Vehicles 5 years Furniture and fixtures 10 years Leasehold improvements 5 years Right-of-use assets term of lease Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets, and are recognized as profit or loss within the consolidated statements of operations and comprehensive loss. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 16

Construction in process is transferred to the appropriate asset class when available for use and depreciation of these assets commences at that point. An asset’s residual value, useful life and depreciation method are reviewed each year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) and depreciated accordingly. vii. Goodwill Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses, if any. The Company monitors goodwill at the group of cash-generating unit (“CGU”) level and accordingly for the purpose of impairment testing, goodwill has been allocated to the group of CGUs. Goodwill is tested annually for impairment at year end, or more frequently when there is an indication that goodwill may be impaired. If the recoverable amount, representing the higher of its fair value less cost to sell and its value in use, of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis, but not below the fair value of the assets, for each CGU. Any goodwill impairment loss is recorded in the consolidated statements of operations and comprehensive loss in the period of impairment. Previously recognized impairment losses for goodwill are not reversed in subsequent periods. viii. Assets held for sale Assets and liabilities held for sale are no longer depreciated and are presented separately in the consolidated statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable. ix. Impairment of non-financial assets Goodwill and indefinite life intangible assets are tested annually for impairment, or more frequently when there is an indication that goodwill and indefinite life intangible assets may be impaired. Property, plant and equipment and definite life intangible assets are reviewed each reporting period for indicators of impairment. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The Company monitors goodwill at the group of CGUs level and accordingly for the purpose of impairment testing, goodwill has been allocated to the group of CGUs. There may be an indication of an impairment of an individual CGU within a group of CGUs containing the goodwill. In such circumstances, the Company tests the individual CGU for impairment first, and recognizes any impairment loss for that CGU, before testing for impairment of the group of CGUs to which the goodwill is allocated. If the recoverable amount of the individual CGU is less than its carrying amount, any resulting impairment loss is allocated to the assets within the individual CGU on a pro rata basis using the carrying amount of each asset within the individual CGU. If the recoverable amount of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis for each individual CGU. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset or lower level CGUs below its recoverable amount determined based on the higher of fair value less costs of disposal and value in use. Except for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously. x. Share-based payments The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation cost over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value for options is determined using the Black-Scholes option pricing model and fair value for RSUs and PSUs is determined using the Company’s share price at the grant date. Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative cost recognized is reflected in the period the estimate is revised. Cancellations of unvested equity settled share-based payments are accounted for as an acceleration of vesting and any remaining unamortized costs are recognized immediately in profit or loss. For stock options granted to non-employees, the cost is measured at the fair value of the goods and services received except when the fair value cannot be estimated, in which case it is measured at the fair value of the equity instrument granted. Consideration paid by employees or non-employees on the exercise of options is recorded as an increase to share capital and the related share-based payment cost is transferred from equity reserves to share capital. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 17

xi. Investments in associates and joint operations Associates are companies over which the Company has significant influence. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest of less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration. Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate. The Company recognizes its share of the assets, liabilities, revenue and expenses of joint operations in accordance with the related agreements (Note 24). Investments in associates are considered impaired and impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows from the net investment that can be reliably estimated. In such cases, the carrying value of the associate is written down to its recoverable amount which is the higher of value in use and fair value less costs of disposal. xii. Intangible assets Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for off-market supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement. Other intangible assets with a definite useful life are amortized over the estimated useful lives which are as follows: License agreements 1-5 years Brands 5 years Non-compete agreements 5 years The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization, but are tested for impairment annually. The Company does not have intangible assets not yet in use or indefinite lived intangible assets. Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Research costs and other related expenditures that are not eligible to be capitalized are recognized as an expense in the consolidated statements of operations and comprehensive loss as incurred. xiii. Provisions Provisions are recognized when the Company has a present legal or constructive obligation based on past events, it is probable that an outflow of economic resources will be required to settle the obligation and the amount can be reasonably estimated. Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. xiv. Loss per share Basic and diluted loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of shares outstanding during the year. When there is net income, diluted loss per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the year. The dilutive effect of warrants, options, Top-up Rights, RSUs and PSUs is calculated using the treasury stock method. Anti-dilutive effects of potential conversions of securities are ignored for this calculation. xv. Revenue recognition Revenue from the direct sale of cannabis dried flower and cannabis derivative products for a fixed price is recognized when the Company transfers control of the goods to the customer. This transfer occurs either at the point of delivery or, in certain cases, when the product is shipped from the Company's facilities. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 18

Gross revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Gross revenue also includes the net consideration to which the Company expects to be entitled. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing. Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and may or may not be directly related to the revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received, the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost and reduction to revenue for the Company. xvi. Derivative liabilities Derivative liabilities are initially recognized at fair value at the date on which the derivative contract was entered into. Any attributable transaction costs are recognized in the consolidated statements of operations and comprehensive loss as incurred. Subsequent to initial recognition, derivative liabilities are measured at fair value at each reporting date until settlement, with the re-measurement gain or loss being recognized immediately in the consolidated statements of operations and comprehensive loss. The Company does not enter into or hold derivative financial instruments for trading or speculative purposes. For more details on derivative liabilities consisting of warrants, Top-up Rights, commitment to issue Preferred Shares (as hereinafter defined) in the future and a secured convertible loan, see Note 11. xvii. Preferred shares The Preferred Shares contain embedded derivatives that normally require bifurcation. However, the Company has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the Preferred Shares qualify to be accounted for under such FVTPL method. xviii. Income taxes The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements. Income tax expense in the consolidated statements of operations and comprehensive loss is the sum of current and deferred tax as explained below. Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the year, using tax rates enacted, or substantively enacted, as at the end of the reporting year. Current tax expense (recovery) included in the consolidated statements of operations and comprehensive loss reflects the current tax for the reporting year, plus adjustments to the current tax of prior years, less current tax recorded directly in other comprehensive income (loss) or equity. Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized. Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax is not recognized for: i) temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; ii) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and, iii) differences arising on the initial recognition of goodwill. xix. Borrowing costs Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 19

period in which they are incurred and reported in finance costs. No borrowing costs were capitalized during the years presented. xx. Business combinations The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set of assets and activities has the ability to produce outputs. The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable assets acquired and liabilities assumed. Goodwill is the excess of consideration transferred over the fair value of the net tangible and intangible assets acquired, at the acquisition date and is tested annually for impairment, or when indicators of impairment arise. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of any pre-existing relationships. Such amounts are generally recognized in profit or loss. Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. xxi. Government subsidies Government subsidies are recognized when there is reasonable assurance that the subsidy will be received, and all the attached conditions will be complied with. Subsidies are recognized as income in the consolidated statements of operations and comprehensive loss on a systematic basis over the periods in which the expenses are recognized for the related costs for which the subsidies are intended to compensate, which in the case of a subsidy related to assets, requires recording it as deferred income or deducting it from the carrying amount of the asset. xxii. Critical accounting estimates and judgments The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements: 1. Biological assets and inventories Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Note 5 and 6 for further information. 2. Useful lives and impairment of property, plant and equipment and finite-life intangible assets Amortization of property, plant and equipment and finite life intangible assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions. 3. Share-based payments In determining the fair value of options and related costs, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 13 for further information. 4. Provision for returns and price adjustments Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 20

5. Impairment of non-financial assets The recoverable amount of an individual CGU and group of CGUs is determined based on value in use which involves the use of a discounted cash flow model and significant assumptions which include forecasted cash flows, terminal growth rate and post-tax discount rates. In allocating any impairment loss, the Company determines the recoverable amounts of its property, plant and equipment. The recoverable amount of property and plant is determined based on fair value less costs of disposal and involves the use of capitalization rates, market rentals, market transactions and demolition costs. Refer to Note 8 for further information. 6. Derivative liabilities Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. The potential issuance of Common Share related to top-up rights is classified as a derivative liability and is therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, upon each exercise, and at year-end. The key assumption used in the model is the expected future volatility of the price of the Company's Common Shares. The impact of changes in these key assumptions is described in Note 11. 7. Recognition and measurement of preferred shares and derivative financial instrument In determining the initial and subsequent measurement of the preferred shares and relative derivative, management has applied significant judgment and estimation in regards to the fair valuation of the preferred shares and related derivative liability. Refer to Note 11 and 18 for further information. 8. Recognition and measurement of other financial assets In determining the initial and subsequent recognition and measurement of the other financial assets, management has applied significant judgment and estimates including but not limited to determing the appropriate valuation methodology and key inputs. Refer to Note 9 and 18 for further information. New and amended accounting standards effective for the current year Amendments to IAS 8: Definition of Accounting Estimates These amendments introduce the definition of an accounting estimate and include other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The Company adopted these amendments effective October 1, 2023. Management assessed the Company’s significant accounting estimates under the new definition and concluded that the application of these amendments do not have an impact on the Company's consolidated financial statements. Amendments to IAS 1: Disclosure of Accounting Policies These amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. The Company adopted these amendments effective October 1, 2023. The application of these amendments have an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s consolidated financial statements. Amendments IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences (e.g. leases and decommissioning liabilities). In other words, these amendments clarify that a deferred tax asset and liability must be recognized on the initial recognition of a lease or decommissioning liabilities. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 21

The Company adopted these amendments effective October 1, 2023. The Company’s previous accounting policy was to not apply the initial recognition exemption (i.e. the Company previously recognized deferred tax assets and liabilities on the Company’s lease liabilities and right-of-use assets, respectively). This previous accounting policy choice is consistent with the amendments to IAS 12 and therefore, the application of these amendments do not have an impact on the Company's consolidated financial statements. Accounting standards issued but not yet effective The new and amended standards and interpretations that are issued, but are not yet effective, up to the date of issuance of the Company's consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations when they become effective. Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture The amendments to IFRS 10 and IAS 28 apply to situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, under IFRS 10, when an investor loses control of a subsidiary that does not contain a business as a result of a transaction involving an associate or a joint venture that is accounted for using the equity method, the gain or loss resulting from the transaction is recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. The full gain or loss continues to be recognized if the subsidiary contains a business. Similarly, IAS 28 is amended such that a full gain or loss is recognized when a downstream transaction involves assets that constitute a business. These amendments shall be applied prospectively to the sale or contribution of assets occurring after the effective date. The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. These amendments are not expected to have a material impact on the Company's financial statements. Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants In January 2020 and October 2022, the IASB issued amendments to IAS 1 to specify the requirements relating to determining whether a liability should be presented as current or non-current in the consolidated statements of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. These amendments are not expected to have a material impact on the Company’s consolidated financial statements. Amendments to IFRS 16: Lease Liability in a Sale and Leaseback On September 22, 2022, the IASB issued amendments to IFRS 16, Leases, to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed. The Company has not entered into any sale and leaseback transactions in the past and does not anticipate doing so in the future. These amendments are not expected to have a material impact on the Company's consolidated financial statements. Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted, but will need to be disclosed. These amendments are not expected to have a material impact on the Company’s consolidated financial statements. IFRS 18 Presentation and Disclosure in Financial Statements In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of financial statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 22

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows. These include changing the starting point for determining cash flows from operations under the indirect method from 'profit or loss' to 'operating profit or loss' and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18 and the amendments to the other standards, is effective for annual reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently evaluating the potential impact of IFRS 18 on the Company's consolidated financial statements.

4. ACCOUNTS AND OTHER RECEIVABLES

The Company's accounts receivable include the following balances as at September 30, 2024 and September 30, 2023:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Gross trade receivables	$ 37,851	$ 28,791
Less: reserves for product returns and price adjustments	(501)	(810)
Less: expected credit losses	(4,695)	(524)
Trade receivables	32,655	27,457
Sales taxes receivable	14	9
Current portion of net investment in subleases	513	508
Other receivables	3,971	2,183
	$ 37,153	$ 30,157

During the year ended September 30, 2024, the Company recognized a provision for expected credit losses of $4,222, included in general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

5. BIOLOGICAL ASSETS

The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 *Inventories*.

The changes in the carrying value of biological assets as at September 30, 2024 and September 30, 2023 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2022	$ 8,753	$ 9,215	$ 17,968
Unrealized gain on changes in fair value of biological assets	—	68,981	68,981
Production costs capitalized	52,502	—	52,502
Transfer to inventory upon harvest	(54,310)	(67,786)	(122,096)
Balance, September 30, 2023	$ 6,945	$ 10,410	$ 17,355
Unrealized gain on changes in fair value of biological assets	—	51,151	51,151
Production costs capitalized	40,229	—	40,229
Transfer to inventory upon harvest	(41,226)	(52,336)	(93,562)
Balance, September 30, 2024	$ 5,948	$ 9,225	$ 15,173

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 18), are used in determining the fair value of biological assets:

i. average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii. expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii. wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv. post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023
23

v. stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of September 30, 2024, it is expected that the Company's biological assets will yield 28,889 kg (September 30, 2023 – 26,917 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS & ASSUMPTIONS	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE	
	September 30, 2024	September 30, 2023	SENSITIVITY	September 30, 2024	September 30, 2023
Average selling price per gram (excluding trim)	$ 1.59	$ 1.73	Increase or decrease by 10% per gram	$ 1,463	$ 1,690
Expected average yield per plant	187 grams	173 grams	Increase or decrease by 10 grams	$ 781	$ 978

The expected average yield per plant at September 30, 2024 primarily reflects the average yield of the flower component of the plant.

6. INVENTORIES

The Company's inventories are comprised of the following balances as at September 30, 2024 and September 30, 2023:

	SEPTEMBER 30, 2024		
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$ 1,390	$ 2,225	$ 3,615
Dry cannabis			
Available for packaging	12,059	10,570	22,629
Packaged inventory	3,297	2,493	5,790
Flower and trim available for extraction	1,354	1,950	3,304
Concentrated extract	7,283	3,833	11,116
Formulated extracts			
Available for packaging	5,958	2,091	8,049
Packaged inventory	3,119	366	3,485
Packaging and supplies	9,363	—	9,363
	$ 43,823	$ 23,528	$ 67,351

	SEPTEMBER 30, 2023		
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$ 1,033	$ 949	$ 1,982
Dry cannabis			
Available for packaging	15,250	16,398	31,648
Packaged inventory	4,634	1,559	6,193
Flower and trim available for extraction	1,180	1,602	2,782
Concentrated extract	3,745	2,111	5,856
Formulated extracts			
Available for packaging	3,681	366	4,047
Packaged inventory	2,224	80	2,304
Packaging and supplies	8,786	—	8,786
	$ 40,533	$ 23,065	$ 63,598

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 24

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash and vaporizable products.

The amount of inventory expensed in cost of sales for the year ended September 30, 2024 was $86,546 (September 30, 2023 - $101,853). The amount of inventory provisions and processing and packaging waste for the year ended September 30, 2024 was $11,216 (September 30, 2023 - $20,883), which includes provisions for excess and unsaleable inventories of $4,657 (September 30, 2023 - $5,678), adjustments to net realizable value of $826 (September 30, 2023 - $9,334) and processing and packaging waste of $5,733 (September 30, 2023 - $5,871), which is comprised of the production or purchase costs of these inventories. The remaining balance of cost of sales relates to freight and operational overheads.

The amount of realized fair value on inventories sold and other inventory charges for the year ended September 30, 2024 was $52,078 (September 30, 2023 - $56,187), including realized fair value on inventories sold of $43,275 (September 30, 2023 - $43,524). Inventory provisions to recognize the realized fair value on waste and to adjust to net realizable value during the year ended September 30, 2024 were $9,629 (September 30, 2023 - $21,997) consisting of $826 (September 30, 2023 - $9,334) recognized in cost of sales and $8,803 (September 30, 2023 - $12,663) recognized in fair value adjustments.

7. PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost							
Balance, August 31, 2022	$ 4,705	$ 146,270	$ 10,372	$ 165,138	$ 12,074	$ 3,599	$ 342,158
Additions	—	348	6,146	17,314	2,938	2,300	29,046
Construction completed	—	14,544	(16,518)	1,692	282	—	—
Disposals	—	(182)	—	(17,204)	(455)	(1,299)	(19,140)
Balance, September 30, 2023	$ 4,705	$ 160,980	$ —	$ 166,940	$ 14,839	$ 4,600	$ 352,064
Additions	—	1,811	135	2,253	180	1,384	5,763
Disposals	—	—	—	(241)	(1)	(2,225)	(2,467)
Balance, September 30, 2024	$ 4,705	$ 162,791	$ 135	$ 168,952	$ 15,018	$ 3,759	$ 355,360
Accumulated depreciation and impairment							
Balance, August 31, 2022	$ —	$ (19,592)	$ —	$ (55,030)	$ (6,069)	$ (1,648)	$ (82,339)
Depreciation	—	(2,023)	—	(18,166)	(1,817)	(713)	(22,719)
Disposals	—	38	—	16,146	367	744	17,295
Impairment	(2,721)	(78,320)	—	(79,521)	(4,074)	(619)	(165,255)
Balance, September 30, 2023	$ (2,721)	$ (99,897)	$ —	$ (136,571)	$ (11,593)	$ (2,236)	$ (253,018)
Adjustment	—	(3,420)	—	4,011	—	—	591
Depreciation	—	(2,882)	—	(5,200)	(499)	(359)	(8,940)
Disposals	—	—	—	176	1	2,061	2,238
Balance, September 30, 2024	$ (2,721)	$ (106,199)	$ —	$ (137,584)	$ (12,091)	$ (534)	$ (259,129)
Net book value							
September 30, 2023	$ 1,984	$ 61,083	$ —	$ 30,369	$ 3,246	$ 2,364	$ 99,046
September 30, 2024	$ 1,984	$ 56,592	$ 135	$ 31,368	$ 2,927	$ 3,225	$ 96,231

Included in deferred charges and deposits is $471 (September 30, 2023 - $222) paid to secure the acquisition of growing and processing equipment. The amounts will be recorded within property, plant and equipment as equipment is received.

i. Impairment

During the thirteen months ended September 30, 2023, the Company determined that indicators of impairment existed for its Moncton Campus and Lac-Supérieur CGUs and as a result, the Company performed an impairment test. Refer to Note 8 for further information.

ii. Reconciliation of property, plant, and equipment additions to the statements of cash flows

The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 25

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Total additions (including right-of-use lease assets)	$ 5,763	$ 29,046
Additions related to right-of-use lease assets (Note 14)	(1,384)	(2,300)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	258	(5,285)
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	94	7,681
Purchase of property, plant and equipment	$ 4,731	$ 29,142

8. INTANGIBLE ASSETS AND GOODWILL

	GOODWILL	LICENSE AGREEMENTS	BRANDS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	TOTAL
Cost						
Balance, August 31, 2022	$ 41,979	$ 10,231	$ 6,258	$ 848	$ 585	$ 59,901
Additions	—	2,710	—	—	—	2,710
Disposals	—	—	—	—	—	—
Balance, September 30, 2023	$ 41,979	$ 12,941	$ 6,258	$ 848	$ 585	$ 62,611
Additions	—	607	—	—	—	607
Balance, September 30, 2024	$ 41,979	$ 13,548	$ 6,258	$ 848	$ 585	$ 63,218
Accumulated amortization and impairment						
Balance, August 31, 2022	$ —	$ (1,935)	$ (836)	$ (725)	$ (166)	$ (3,662)
Amortization	—	(2,006)	(1,238)	(98)	(127)	(3,469)
Impairment	$ (41,979)	$ (1,586)	$ (1,266)	$ (25)	$ —	(44,856)
Disposals	$ —	$ —	$ —	$ —	$ —	—
Balance, September 30, 2023	$ (41,979)	$ (5,527)	$ (3,340)	$ (848)	$ (293)	$ (51,987)
Amortization	—	(2,124)	(898)	—	(117)	(3,139)
Disposals	—	—	—	—	—	—
Balance, September 30, 2024	$ (41,979)	$ (7,651)	$ (4,238)	$ (848)	$ (410)	$ (55,126)
Net book value						
September 30, 2023	$ —	$ 7,414	$ 2,918	$ —	$ 292	$ 10,624
September 30, 2024	$ —	$ 5,897	$ 2,020	$ —	$ 175	$ 8,092

i. CGU Impairment

As at May 31, 2023, the Company identified impairment indicators for its Moncton Campus and Lac-Supérieur CGUs and as a result performed an impairment test for both CGUs. The recoverable amount of each CGU was determined based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4.33 years. The forecasted cash flows beyond a period of 4.33 years was extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. The post-tax discount rate applied to forecasted cash flows was 14.8% and 15% for the Moncton Campus and Lac-Supérieur, respectively. Management concluded that the recoverable amounts of $176,510 and $16,840 were lower than the carrying value as at May 31, 2023 by approximately $148,848 and $7,366 of the Moncton Campus and Lac-Supérieur CGUs, respectively and hence, impairment loss of $156,214 was recognized for these CGUs which was allocated to property, plant and equipment and intangible assets.

As at September 30, 2023, the Company reassessed whether there were events or changes in circumstances that would indicate that any CGU was further impaired. The Company considered external and internal factors including overall financial performance and relevant entity and CGU specific factors. As part of this assessment, management identified impairment indicators for its Moncton CGU and as a result performed an impairment test for this CGU. The recoverable amount of the CGU was determined based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4-years. The forecasted cash flows beyond a period of 4-years was extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. The post-tax discount rate applied to forecasted cash flows was 15.5%. Management concluded that the recoverable amount of $89,409 was lower than the carrying value by $87,805, however, in allocating the impairment loss, the Company determined the fair value less cost to dispose ("FVLCD") for its property, plant and equipment and did not allocate impairment to assets for

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 26

which the FVLCD was higher than the carrying amount. As a result, only $11,918 of impairment loss was allocated to property, plant and equipment. ii. Goodwill As at May 31, 2023, the Company determined that indicators of impairment existed in relation to the group of CGUs to which goodwill has been allocated. Management performed an impairment test and determined the recoverable amount of the group of CGUs based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4.33 years. Management concluded that the recoverable amount of $224,530 was lower than the carrying value of the group of CGUs and hence, an impairment loss of $35,028 was recognized against goodwill. As at September 30, 2023, the Company performed its annual goodwill impairment test. The recoverable amount of the group of CGUs to which goodwill is allocated was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a four-year period. Management concluded that the recoverable amount of the group of CGUs of $163,152 was lower than the carrying value by approximately $55,583, however, in allocating the impairment loss, the Company did not allocate impairment to assets and lower level CGUs for which the recoverable amounts was higher than the carrying amount. As a result, $6,951 of impairment loss was recognized against goodwill. The significant assumptions applied in the determination of the recoverable amount as at September 30, 2023 are described below: a. Forecasted cash flows: Estimated cash flows were projected based on actual operating results and the growth plans for the future. Forecasted cash flows are based on the expanded production capacity that was partially achieved during fiscal 2023, market size and the forecasted market share assumptions; b. Post-tax discount rate: The post-tax discount rate applied to forecasted cash flows was 15.5%, which was reflective of the group of CGUs weighted average cost of capital ("WACC"); c. Terminal value growth rate: The forecasted cash flows beyond a period of four-years, were extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. A sensitivity analysis for change in the key assumptions was not presented as it was deemed that the impact of reasonable changes in these assumptions would not have significant impact on the impairment loss that was recognized during the thirteen months ended September 30, 2023. 9. OTHER FINANCIAL ASSETS i. Weekend Holdings Corp. On March 30, 2023, the Company entered into a product purchase agreement with Greentank Technologies Corp. ("Greentank"), a leading vaporization technology company and a subscription agreement with Greentank’s parent company, Weekend Holdings Corp. (“WHC”). The product purchase agreement grants the Company an exclusivity period in Canada for the new technology used in 510 vape cartridges and other formats for cannabis, including the development of a proprietary custom all-in-one device. The period of exclusivity is 18 months following its commercialization. Under the terms of the subscription agreement, the Company subscribed for preferred shares of WHC for an aggregate subscription price of US$4.0 million ($5,504 including transaction costs of $73) representing an approximate 2.6% interest in WHC. At initial recognition, the investment in WHC is classified as an equity investment and the Company irrevocably elected to measure this investment at fair value through other comprehensive income. As at September 30, 2024, the investment had a fair value of $5,441 (September 30, 2023 – $5,345). During the year ended September 30, 2024, the Company recognized an increase in fair value of $96 (September 30, 2023 – decrease of $159) in the consolidated statements of operations and comprehensive loss within other comprehensive income (loss). ii. Phylos Bioscience Inc. On May 25, 2023, the Company entered into a secured convertible loan agreement (the "Secured Convertible Loan Agreement") with Phylos Bioscience Inc. ("Phylos"), a cannabis genetics company and provider of production ready seeds, based in Portland, Oregon. Under the terms of this agreement, the Company will advance up to US$8 million to Phylos in three tranches structured as a secured convertible loan. The Company advanced Phylos an initial US$3.25 million ($4,429) on the closing date of the first tranche of the secured convertible loan and is committed to fund up to an additional US$4.75 million over two tranches within 12 and 24 months from the initial closing date, subject to the completion of certain milestones. The secured convertible loan will accrue paid-in-kind interest (“PIK”) at a rate of the U.S. Prime Rate + 3.5% (with an overall cap of 11%) subject to certain conditions. The maturity date of the secured convertible loan will be on the fifth anniversary of the initial closing date subject to one-year extensions at the Company's discretion and certain other conditions stipulated in the Secured Convertible Loan Agreement. The secured convertible loan (principal and PIK outstanding) is convertible into common share equity of Phylos under certain circumstances. In November 2023 and May 2024, Phylos met the first and second milestone, respectively, under the Secured Convertible Loan Agreement and the Company funded the second tranche of US$2.75 million ($3,746) and partial third tranche of CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 27

US$1 million ($1,357). The initial recognition of these tranches were adjusted against the value of the derivative liability that was already recognized as part of the overall transaction at the time of initial recognition of the first tranche of the secured convertible loan. Refer to Note 11 (iii) for further information.

As at September 30, 2024, the secured convertible loan had a total fair value of $9,285 (September 30, 2023 – $3,092). During the year ended September 30, 2024, the Company recognized an increase in fair value of $3,227 (September 30, 2023 – $52) in the consolidated statements of operations and comprehensive loss.

iii. Steady State LLC (d/b/a Open Book Extracts)

In March 2024, the Company made its first investment from the Jupiter Pool (as defined in Note 13) and invested US$2 million ($2,717) in Open Book Extracts ("OBX") in the form of a convertible promissory note. U.S. based OBX specializes in legal cannabinoid ingredient production and serves as a one-stop formulation and finished goods manufacturer, simplifying its clients' supply chains. This convertible promissory note accrues simple interest at the Bank of England base rate plus 8%, capped to a maximum of 15%. All accrued interest is due and payable in full upon maturity, conversion, or prepayment of the convertible promissory note. Unless converted earlier, the principal amount and all accrued interest will be due and payable on October 16, 2026 (the "Maturity Date"). Upon maturity of the convertible promissory note, the principal amount and unpaid accrued interest may be converted, at the Company's option, into shares of OBX. The Company incurred transaction costs of $286 this was recognized as an expense in the consolidated statements of operations and comprehensive loss

As at September 30, 2024, the convertible promissory note had a total fair value of $2,881. During the year ended September 30, 2024, the Company recognized an increase in fair value of $164 in the consolidated statements of operations and comprehensive loss.

iv. Sanity Group GmbH

In June 2024, the Company entered into an arrangement with Sanity Group GmbH ("Sanity Group"), a cannabis company based in Berlin, Germany. As per the arrangement, the Company agreed to acquire a minority stake in Sanity Group by purchasing equity interests from existing Sanity Group founders and shareholders for €2.5 million, and to advance €11.5 million to Sanity Group by way of an unsecured convertible note ("Convertible Note") for a total initial investment of €14 million (C$21 million).

On June 27, 2024, the Company advanced a first tranche of the Convertible Note of €11.5 million ($16,900), with an option to advance a further €3 million in the future subject to the satisfaction of certain conditions. This Convertible Note accrues simple interest of 10% per annum and has a fixed term of 36 months from the closing date of first tranche of June 27, 2024, being the maturity date. On the maturity date, unless converted earlier due to certain events, the Company will have three options (i) repay the principal amount and all accrued interest; (ii) extend the maturity date by 12 months; or (iii) convert the note into the most senior class of shares. As at September 30, 2024, the Convertible Note had a total fair value of $19,153. During the year ended September 30, 2024, the Company recognized an increase in fair value of $2,253 in the consolidated statements of operations and comprehensive loss.

On July 4, 2024, the Company completed the purchase of equity interests for €2.5 million ($3,720). As at September 30, 2024, the company revalued its equity interests in Sanity Group and recognized an increase in fair value of $247 in the consolidated statements of operations and comprehensive loss. The Company incurred transaction costs of $243 and this was recognized as an expense in the consolidated statements of operations and comprehensive loss

The Company made the aforementioned investments in Sanity Group from the Jupiter Pool (as hereinafter defined).

10. OTHER LIABILITIES

The Company's other liabilities include the following balances as of September 30, 2024 and September 30, 2023:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Contingent share consideration (Note 25)	—	49
Current portion lease liability (Note 14)	1,026	1,013
Provisions	—	90
Current portion of long-term debt	60	76
	$ 1,086	$ 1,228

11. DERIVATIVE LIABILITIES

i. Warrants

Unit offering 2024

On April 2, 2024, the Company closed the unit offering (the "Offering") for gross proceeds of $28.8 million. The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters' over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 28

Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the United States Securities Act of 1933, as amended, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company. At initial recognition on April 2, 2024, the Company recorded derivative liabilities of $7,798 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $668 were recognized as costs allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the Offering. As at September 30, 2024, the Company revalued the remaining derivative liabilities to an estimated fair value of $7,772. The Company recorded a decrease in the estimated fair value change of the derivative liabilities for the year ended September 30, 2024 of $26. The following inputs were used to estimate the fair value of the Warrants at September 30, 2024: SEPTEMBER 30, 2024 Risk free interest rate 2.70 % Life of Warrants (years) 3.51 Market price of Common Shares $ 2.45 Expected future volatility of Common Shares 123.00 % Fair value per Warrant $ 1.75 Unit offering 2020 No warrants were exercised during the year ended September 30, 2024 (September 30, 2023 - Nil warrants). The warrants expired on November 12, 2023 and as at September 30, 2024 there were no warrants outstanding. ii. Top-up Rights On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco P.L.C. (together "BAT"), the Company issued 14,584,098 Common Shares, resulting in BAT's beneficial ownership in the Company of approximately 19.9%. Pursuant to the Investor Rights Agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the Amended IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”). The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder). The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model. In connection with the closing of the first tranche of the Follow-on BAT Investment (as hereinafter defined), the Company and BAT entered into an amended and restated investor rights agreement (the "Amended and Restated IRA") that has superseded the earlier investor rights agreement. Refer to Note 13 for further information. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 29

As at September 30, 2024, the Company revalued the Top-up Rights of BAT pursuant to the Amended IRA to an estimated fair value of $6,338 (September 30, 2023 – $130). The Company recorded an increase in the estimated fair value of the Top-up Rights for the year ended September 30, 2024 of $6,208 (September 30, 2023 - $605).

The following inputs were used to estimate the fair value of the Top-up Rights as at September 30, 2024, and September 30, 2023:

	SEPTEMBER 30, 2024				
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price[(1)]	$1.20 - $45.08	$2.50	$—	$—	$1.20 - $2.23
Risk free interest rate	2.78% - 2.89%	2.79%	2.83%	2.87%	3.10%
Expected future volatility of Common Shares	75.00% - 85.00%	75.00%	75.00%	75.00%	60.00%
Expected life[(1)]	2.14 - 4.40	0.12	5.92	5.18	1.41
Forfeiture rate	10%	—%	25%	6%	—%

	SEPTEMBER 30, 2023			
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price[(1)]	$1.20 - $45.08	$2.50	$—	$—
Risk free interest rate	4.11% - 4.54%	3.59%	3.65%	3.78%
Expected future volatility of Common Shares	70.00% - 90.00%	90.00%	85.00%	85.00%
Expected life[(1)]	1.34 - 5.12	0.12	5.92	5.18
Forfeiture rate	10%	—%	25%	6%

[(1)]Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 13(iv).

iii. Secured Convertible Loan Agreement

On May 25, 2023, the Company entered into the Secured Convertible Loan Agreement with Phylos. Under the terms of this agreement, upon the completion of certain milestones the Company has a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recorded a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan.

In November, 2023, the Company funded the second tranche of US$2.75 million and a derivative liability of $1,385 was derecognized. Thereafter, in July 2024, the company also funded US$1 million for the third tranche and a derivative liability of $752 was derecognized. As at September 30, 2024, the Company revalued the commitment to fund remaining third tranche at an estimated fair value of $368 (September 30, 2023 – $1,743) and recorded a change in fair value of $762 (September 30, 2023 – $319) for the year ended September 30, 2024. The derivative liability is included in the current derivative liabilities on the consolidated statements of financial position.

iv. Non-voting Class A convertible preferred shares

In relation to the Follow-on BAT Investment, the Company is required to issue non-voting Class A convertible preferred shares ("Preferred Shares"). The Preferred Shares to be issued as part of future tranches represent an obligation for the Company to deliver a variable number of its own Common Shares and hence meet the definition of an instrument classified as a derivative financial instrument as per IAS 32 *Financial Instruments: Presentation*. The Company measured the derivative at fair value on initial recognition. The derivative financial instrument is classified as a derivative asset or a derivative liability depending partly on whether the fair value of the Company's Preferred Shares is above or below the $3.2203 subscription price. At initial recognition, the derivative financial instrument was recognized as a derivative financial liability with a fair value of $1,921. Refer to Note 12 and 13 (iii) for further information regarding the Follow-on BAT Investment.

In August 2024, the Company closed the second tranche of the Follow-on BAT Investment and issued 8,463,435 Preferred Shares. The fair value of the derivative liability that was derecognized on closing of the second tranche was $4,339. As at September 30, 2024, the Company revalued the derivative liability for the third tranche to an estimated fair value of $4,771. Accordingly, the Company recognized a total fair value loss of $7,189 in the consolidated statements of operations and comprehensive loss. The derivative liability is included in the current derivative liabilities on the consolidated statements of financial position.

12. PREFERRED SHARES

On August 30, 2024, in relation to the Follow-on BAT Investment (as hereinafter defined), the Company issued 8,463,435 Preferred Shares of the Company. The Preferred Shares are eligible for conversion into Common Shares at BAT's option, provided that such conversion would not result in BAT's voting interest in the Company exceeding 30%. Each Preferred Share shall be economically equivalent to a Common Share and will be convertible into Common Shares without payment of any additional consideration. The conversion ratio shall initially be one-for-one, and post-issuance shall increase at a rate of 7.5%

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 30

per annum, compounded annually, until such time as the Preferred Shares are converted into Common Shares or the aggregate equity interest of BAT in the Company (inclusive of both the Common Shares and Preferred Shares as if converted into Common Shares) reaches 49%. The Preferred Shares are not entitled to vote until they are converted into Common Shares. BAT shall be periodically required to convert Preferred Shares to the extent that it holds less than 30% of the Common Shares outstanding. Refer to Note 13 (iii) for further information regarding Follow-on BAT Investment. The number of shares that will be issued on conversion is not fixed and therefore, Preferred Shares are classified as liabilities. These liabilities are measured at FVTPL. The conversion feature is considered to be an embedded derivative that qualifies for bifurcation. However, the Company has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the Preferred Shares qualify to be accounted for under such FVTPL method. On initial recognition, the Preferred Shares were measured at a fair value of $31,594. At the time of closing of the first tranche Follow-on BAT Investment, the Company incurred transaction cost of $1,259 and $410 was recognized as prepaid expenses and deposits for the closing of second tranche. Out of total of $410, $269 was allocated to Preferred Shares and was recognized as an expense in the consolidated statements of operations and comprehensive loss. Refer to Note 13 (iii) for further details. As at September 30, 2024, the Preferred Shares had an estimated fair value of $31,070, resulting in a fair value gain of $524 which was recognized in the consolidated statements of operations and comprehensive loss. 13. SHARE CAPITAL i. Authorized share capital The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. ii. Issued share capital As at September 30, 2024, the Company’s issued and outstanding share capital consisted of 108,585,492 (September 30, 2023 – 81,161,630) Common Shares with a carrying value of $852,891 (September 30, 2023 - $776,906). iii. Issuances of share capital Private Placement In November 2023, the Company entered into a subscription agreement (the "Subscription Agreement") with BAT for a $124.6 million follow-on investment (the "Follow-on BAT Investment"), whereby BAT, acting through its wholly owned subsidiary BT DE Investments Inc., agreed to subscribe for a total of 38,679,525 shares at a price of $3.2203 per share through three tranches, subject to the receipt of shareholder approval, certain regulatory approvals and other conditions. At each tranche closing, BAT will be issued Common Shares in the Company insofar as the aggregate number of Common Shares owned or controlled by BAT does not exceed 30% of the aggregate number of the Company's Common Shares issued and outstanding. To the extent that BAT would otherwise acquire in excess of 30% of the issued and outstanding Common Shares, it will be issued Preferred Shares. In January 2024, the Company obtained shareholder and other regulatory approvals and closed the first of three tranches of the Follow-on BAT Investment. Pursuant to the first tranche closing, BAT acquired 12,893,175 Common Shares of the Company at a price of $3.2203 per share for gross proceeds of $41,520. Considering at the time of closing of first tranche, it was estimated that the Company will be issuing the Preferred Shares as part of future tranches, which represented an obligation for the Company to deliver a variable number of its own Common Shares and hence met the definition of an instrument classified as a derivative financial instrument as per IAS 32 Financial Instruments: Presentation. IFRS 9 requires the value of such derivative to be recognized as part of closing of the first tranche and therefore, the carrying amount of the Common Shares issued in the first tranche on initial recognition was measured at the gross proceeds of $41,520 received from BAT for the first tranche minus transaction costs of $420 and the fair value of the derivative of $1,921. Refer to Note 11 (iv) for further details. At the time of closing of the first tranche, the Company incurred total transaction cost of $1,259 in the form of listing fees, regulatory fees, and legal and professional fees. Out of this total cost, $420 was allocated to the Common Shares that were issued on closing of the first tranche of the Follow-on BAT Investment. Of the remaining costs, $19 were allocated to the derivative liability and recognized as an expense in the consolidated statements of operations and comprehensive loss and $820 was recognized as prepaid expenses and deposits related to a future issuance of shares through the second and third tranche. On August 30, 2024, the Company closed the second of three tranches and issued 4,429,740 Common Shares and 8,463,435 Preferred Shares of the Company at a price of $3.2203 per share for gross proceeds of $41,582. On initial recognition, the Company recognized the total consideration for the second tranche, which consisted of the recognition of gross proceeds of $41,582 and derecognized the derivative financial liability of $4,339 for the second tranche. The carrying amount of the Common Shares issued in the second tranche was measured as the residual of the total consideration for the second tranche and the fair value of the Preferred Shares of $31,594. In addition, transaction costs of $141 in relation to the issuance of the CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 31

Common Shares were deducted from the carrying amount of the Common Shares and the remaining second tranche transaction cost of $269 was allocated to Preferred Shares and was recognized as an expense in the consolidated statements of operations and comprehensive loss. Refer to Note 11 (iv) for further details. The remaining 12,893,175 shares are due to be subscribed in the third and final tranche on or around February 28, 2025, subject to certain customary conditions. Pursuant to the Subscription Agreement, one-half of each of the first tranche subscription proceeds and the second tranche subscription proceeds, and all of the third tranche subscription proceeds, is required to be segregated from the Company's regular cash in order to fund a strategic investment pool (the "Jupiter Pool") that is designed to expand the Company's geographic footprint and capitalize on emerging growth opportunities. In accordance with the requirement of the Subscription Agreement, one-half of the first and second tranche gross proceeds of $83,102 was segregated from the Company's regular cash and was classified as restricted cash on the consolidated statements of financial position. In connection with the closing of the first tranche, the Company and BAT also entered the Amended and Restated IRA, pursuant to which BAT is eligible to appoint up to 30% of the Board of Directors. Furthermore, the Amended and Restated IRA extends the period within which BAT is eligible to exercise certain Top-Up Rights to 12 months after the closing date of the final tranche of the Follow-on BAT Investment. Unit offering On April 2, 2024, the Company closed the Offering for gross proceeds of $28.8 million. The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. As described in Note 9, $7,798 of the gross proceeds was allocated to derivative liabilities with the residual, $20,953, which represents the value allocated to the Common Shares, being recorded in share capital. Share issuance costs were $2,464 which included a 4.7% cash commission of $1,366 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the Offering. Of the total, $668 of the share issuance costs were allocated to the derivative liabilities and expensed in the consolidated statements of operations and comprehensive loss and the balance of $1,796 was allocated to the Common Shares recorded in share capital. The Edibles and Infusions Corporation acquisition During the year ended September 30, 2023, the Company issued 2,621,370 Common Shares on EIC's achievement of the second milestone earnout set in the EIC share purchase agreement for share consideration of $6,500, less share issuance costs of $19 (Note 25). Exercise of stock options During the year ended September 30, 2024, 3,942 (September 30, 2023 – 26,300) share options were exercised at an average exercise price of $1.49 (September 30, 2023 - $1.47) for cash proceeds of $39 (September 30, 2023 - $74) and an increase of $11 (September 30, 2023 - $69) to share capital and a decrease to equity reserves of $5 (September 30, 2023 - $30). Exercise of RSU During the year ended September 30, 2024, 1,193,789 (September 30, 2023 – 59,138) RSUs were exercised for an increase of $3,430 (September 30, 2023 - $621) to share capital and a decrease to equity reserves of $3,430 (September 30, 2023 - $621). Exercise of PSU During the year ended September 30, 2024, 2,216 (September 30, 2023 – 948) PSUs were exercised for an increase of $22 (September 30, 2023 - $10) to share capital and a decrease to equity reserves of $22 (September 30, 2023 - $10). Exercise of warrants During the year ended September 30, 2024, Nil (September 30, 2023- Nil) warrants were exercised. iv. Share-based compensation During the year ended September 30, 2024, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, of $7,182 (September 30, 2023 – $5,727). CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 32

Stock options

The following table summarizes changes in the Company's outstanding stock options for the year ended September 30, 2024:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - September 30, 2023	2,829,676	$ 9.94
Granted	62,000	$ 5.60
Exercised	(3,942)	$ 1.49
Cancelled / Forfeited	(70,813)	$ 10.26
Expired	(125,585)	$ 9.02
Balance - September 30, 2024	2,691,336	$ 9.89

The following is a summary of the outstanding stock options as at September 30, 2024:

	OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$1.20 - $3.00	71,865	4.0	61,665
$3.01 - $5.00	217,087	7.5	213,687
$5.01 - $10.00	1,539,917	7.4	1,514,150
$10.01 - $20.00	650,642	4.9	650,642
$20.01 - $30.00	96,825	4.1	96,825
$30.01 - $45.08	115,000	4.4	115,000
	2,691,336	7.3	2,651,969

Total share-based compensation expenses, including those related to production employees that are charged to biological assets and inventory for the year ended September 30, 2024 were $974 (September 30, 2023 – $3,376) related to the Company's stock option plan. The fair value of options granted during the year ended September 30, 2024 was $123 (September 30, 2023 - $1,075). These options are measured at fair value at the date of grant and are expensed over the option's vesting period, which is typically a three year term with options vesting in annual tranches evenly over this time period. The Company used the Black-Scholes option pricing model to estimate the fair value of options granted.

The following inputs were used to fair value the options that were granted during the year ended September 30, 2024 and the thirteen months ended September 30, 2023:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Risk free interest rate	3.57% - 3.60%	3.03% - 3.47%
Expected life of options	5.0 - 5.7 years	5.0 - 6.0 years
Expected annualized volatility	87.72% - 89.09%	83.68% - 87.51%
Expected dividend yield	—	—
Forfeiture rate	10.4%	11.3% - 11.7%

Expected volatility was estimated by using the weighted average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk free rate is based on Government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity Incentive Plan

During the year ended September 30, 2024, the Company has granted both RSUs and PSUs under the 2017 Equity Incentive Plan and under the 2020 New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on the market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2 *Share-based Payment*.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 33

The following table summarizes the movements in the Company’s outstanding RSUs: NUMBER Balance - September 30, 2023 881,149 Granted 3,440,578 Exercised (1,193,789) Cancelled / Forfeited (154,295) Balance - September 30, 2024 2,973,643 The estimated fair value of the equity settled RSUs granted during the year ended September 30, 2024 was $6,869 (September 30, 2023 - $1,828), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants. For the year ended September 30, 2024, $5,676 (September 30, 2023 - $2,192) has been recognized as share-based compensation expense. The following table summarizes the movements in the Company’s outstanding PSUs: NUMBER Balance - September 30, 2023 260,713 Granted 911,213 Exercised (2,216) Cancelled / Forfeited (52,492) Balance - September 30, 2024 1,117,218 The estimated fair value of the equity settled PSUs granted during the year ended September 30, 2024 was $846 (September 30, 2023 - $1,042), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years for most grants. For the year ended September 30, 2024, $532 (September 30, 2023 - $159) has been recognized as share-based compensation expense. v. Loss per share Basic and diluted loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the year. The weighted average number of Common Shares, used in the calculation of basic and diluted loss per share for the year ended September 30, 2024 was 95,293,899 (September 30, 2023 - 81,292,869). 14. LEASE LIABILITIES The Company records its leases in accordance with IFRS 16, and as a result recognizes the right-of-use (“ROU”) assets and corresponding lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 7) with current and long- term portion of lease liabilities recorded under other liabilities. The changes in the carrying value of current and non-current lease liabilities are as follows: SEPTEMBER 30, 2024 Balance, September 30, 2023 $ 4,564 Lease additions 1,384 Lease payments (1,240) Lease disposal (590) Interest expense on lease liabilities 252 Balance, September 30, 2024 4,370 Current portion (included in other liabilities) (1,026) Long-term portion $ 3,344 CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 34

The undiscounted contractual payments relating to the current and future lease liabilities is:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Less than 1 year	$ 1,266	$ 1,251
1 to 2 years	691	1,081
2 to 3 years	648	503
3 to 4 years	661	459
4 to 5 years	618	461
Thereafter	1,531	1,944
Total	$ 5,415	$ 5,699

15. INVESTMENTS IN ASSOCIATES

The carrying value of investments in associates consists of:

	ALPHA-CANNABIS PHARMA GMBH [3]	EVIANA HEALTH CORPORATION [4]	HYASYNTH BIOLOGICALS INC.	TOTAL
Participating share [1]	25.0 %	19.9 %	48.3 %	
Balance, September 30, 2023	$ —	$ —	$ 5,284	$ 5,284
Share of net loss [2]	—	—	(511)	(511)
Impairment loss	—	—	(4,773)	(4,773)
Balance, September 30, 2024	$ —	$ —	$ —	$ —

[1] % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.
[2] The Company utilizes the most recently issued financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the year ended September 30, 2024, the Company utilized its associates' results for the year ended July 31, 2024).
[3] During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in ALPHA-CANNABIS PHARMA GMBH, resulting in impairment which reduced the carrying value of the investment to $nil.
[4] During the year ended August 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana Health Corporation, resulting in impairment which reduced the carrying value of the investment to $nil.

a. Hyasynth Biologicals Inc.

On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. ("Hyasynth") by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate amount of $10,000. The first tranche ("Tranche 1") was issued on September 12, 2018, the second tranche ("Tranche 2") was issued on October 23, 2020 (as described below), and the third tranche ("Tranche 3") was issued on December 22, 2021 (as described below).

Hyasynth is a privately held biotechnology company based in Montreal, Quebec, specializing in cannabinoid science and biosynthesis. The Company's investment is in the form of convertible debentures, which provide a potential ownership interest of up to 49.9% based on the cumulative investment from Tranche 1, Tranche 2 and Tranche 3.

Concurrent with the Company's investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth's annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, is secured, and matures on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth's facility reaching a pre-defined production capacity.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth's achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.

On December 22, 2021, the previously issued debenture agreement was amended to waive the milestone requirement for the Tranche 3 convertible debenture. Subsequently, the Company advanced an additional $2,500 (plus transaction costs of $124) to Hyasynth for the Tranche 3 convertible debentures bringing the Company's total investment in Hyasynth to $10,000, which provides the Company with a potential ownership interest of up to 49.9% on a fully diluted basis.

In addition to the ownership interest, the Company also considered various qualitative factors to conclude that significant influence exists, including representation on Hyasynth's board of directors. Based on this assessment, the Company concluded that the equity method of accounting is appropriate. The Company has appointed two directors to the board of Hyasynth.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 35

Following the original maturity date of the debentures, the Company entered into two amendments which amended the maturity date initially to March 15, 2024 and then, subsequently to June 30, 2025. On the amended maturity date, the Company has the right to give Hyasynth 30 days prior written notice to convert the debentures to common equity or demand repayment of the outstanding balance of the debentures. As at September 30, 2024, the Company's potential ownership interest was reduced to 48.3% on a fully diluted basis.

As at September 30, 2024, the Company determined that there are indicators of impairment related to its investment in Hyasynth. The Company determined the recoverable amount to be approximately $Nil. An impairment loss of $4,773 was recognized in the consolidated statement of operations and comprehensive loss for the year ended September 30, 2024.

16. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and Board of Directors.

Management and Board compensation

For the year ended September 30, 2024 and the thirteen months ended September 30, 2023, the Company's expenses included the following management and Board of Directors compensation:

	YEAR ENDED SEPTEMBER 30, 2024	THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023
Salaries, bonus and consulting fees	$ 7,155	$ 4,737
Share-based compensation	4,620	3,525
Total key management compensation	$ 11,775	$ 8,262

During the year ended September 30, 2024, 62,000 stock options (September 30, 2023 – 206,250) were granted to key management personnel with an aggregate fair value of $123 (September 30, 2023 – $665). In addition, during the year ended September 30, 2024, 2,175,879 RSUs (September 30, 2023 – 285,191), were granted to key management personnel with an aggregate fair value of $4,373 (September 30, 2023 – $1,325). For the year ended September 30, 2024, 678,717 PSUs, (September 30, 2023 – 136,920) were issued to key management personnel with an aggregate fair value of $543 (September 30, 2023 – $305).

Significant Transactions with Associates and Joint Operations

The Company has transactions with related parties, as defined in IAS 24 *Related Party Disclosures*, all of which are undertaken in the normal course of business.

For the year ended September 30, 2024, under the Product Development Collaboration Agreement between the Company and BAT dated March 10, 2021, BAT incurred $3,708 (September 30, 2023 – $3,134) of direct expenses and the Company incurred $9,623 (September 30, 2023 – $10,638) of direct expenses and capital expenditures of $96 (September 30, 2023 – $1,768) related to the Center of Excellence ("CoE"). The Company recorded, in the year ended September 30, 2024, $6,666 (September 30, 2023 – $6,886) of these expenditures within research and development expense in the consolidated statement of operations and comprehensive loss. For the year ended September 30, 2024, the Company recorded $49 (September 30, 2023 – $884) of capital expenditures which are included in the consolidated statement of financial position.

During the year ended September 30, 2024, BAT exercised nil (September 30, 2023 – nil) Top-up Rights. As at September 30, 2024, there is a balance receivable from BAT of $3,169 (September 30, 2023 – $167).

In November 2023, the Company entered into a subscription agreement with BAT in relation to the Follow-on BAT Investment. Refer to Note 13 (iii) for further information.

17. CAPITAL MANAGEMENT

The Company's capital consists of long-term debt (including current portion), derivative liabilities, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which as at September 30, 2024 is $325,263 (September 30, 2023 - $273,651). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of fair value changes recorded on the Company's investment in WHC.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 36

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There were no changes to the Company's approach to capital management during the year. 18. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS i. Fair value of financial instruments Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described as follows: • Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date; • Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and • Level 3 inputs are unobservable inputs for the asset or liability. The fair values of cash, short-term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted cash approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $25 (September 30, 2023 – $155), which is its carrying value. The fair value of the investment in WHC is primarily based on Level 3 unobservable inputs and is determined using a market- based approach, based on revenue multiples for comparable companies. In determining the impairment loss, the FVLCD of property, plant and equipment was determined based on a third-party appraisal using market and replacement cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy. The fair value of the Secured Convertible Loan advanced to Phylos was determined using the binomial lattice model and has been classified as level 3 in the fair value hierarchy. The fair value of the Secured Convertible Loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $1 million was based on certain assumptions, including the probability of Phylos meeting certain required milestones. The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") and WACC. The fair value of the Convertible Note advanced to Sanity Group was determined using the binomial lattice model. The key assumptions used in the Model for are Sanity Group stock price, dividend yield, expected future volatility of Sanity Group stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy. The fair value of equity interest in the Sanity Group was determined using the option pricing model wherein the current value of the Sanity Group was allocated to the various types of shares based on their rights and preferences. The current value of the Sanity Group was determined using the backsolve approach which benchmarks the original issue price of the Sanity Group's latest funding transaction. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 37

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company's Common Shares. If the expected future volatility in the common share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $456, or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $508.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company's Common Shares, the weighted average expected life of the instruments and the expected future volatility in the price of Common Shares. A sensitivity analysis for changes in key inputs was not presented as it was deemed that the impact of reasonable changes in key inputs would not be significant.

The fair value of the contractual commitment to issue Preferred Shares in the future is based on level 1, level 2 and level 3 inputs and is determined based on estimated fair value of the Preferred Shares and the present value of the share price agreed with BAT. The fair value of the Preferred Shares was estimated using certain assumptions, including tenure of BAT's common shares and potential shareholding meeting 30% and 49% thresholds, respectively, market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

The fair value of Preferred Shares is based on level 1, level 2 and level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

ii. Financial risk factors

The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted cash and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance, except potentially from outstanding receivable from one of our international customers. For certain trade and other receivables, management generally obtains guarantees or general security agreements, where applicable. The maximum exposure to credit risk of cash, short-term investments, restricted cash, other financial assets and accounts receivable and other receivables on the consolidated statements of financial position as at September 30, 2024 approximates $211,306 (September 30, 2023 - $90,351).

As of September 30, 2024 and September 30, 2023, the Company's aging of trade receivables was as follows:

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
0-60 days	$ 32,349	$ 22,946
61-120 days	5,502	5,845
Gross trade receivables	$ 37,851	$ 28,791
Less: Expected credit losses and reserve for product returns and price adjustments	(5,196)	(1,334)
	$ 32,655	$ 27,457

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2024, the Company had $106,745 (September 30, 2023 – $33,864) of cash and working capital of $208,897 (September 30, 2023 - $133,545). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at September 30, 2024:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$ 47,097	$ 47,097	$ 47,097	$ —	$ —	$ —
Long-term debt	25	85	60	25	—	—
	$ 47,122	$ 47,182	$ 47,157	$ 25	$ —	$ —

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 38

In connection with the Company’s facilities, the Company is contractually committed to approximately $1,676 of capital expenditures. (c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of: (d) Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with a floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements. 19. REVENUE Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue for the year ended September 30, 2024 and thirteen months ended September 30, 2023 is disaggregated as follows: YEAR ENDED THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 SEPTEMBER 30, 2023 Recreational wholesale revenue (Canadian) $ 230,387 $ 209,001 Direct to patient medical and medical wholesale revenue (Canadian) 1,732 3,584 International wholesale (business to business) 9,651 18,874 Wholesale to licensed producers (Canadian) 5,310 2,129 Other revenue 97 59 Gross revenue $ 247,177 $ 233,647 Excise taxes (87,336) (72,008) Net revenue $ 159,841 $ 161,639 Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers. During the year ended September 30, 2024, the Company had four customers (September 30, 2023 – three customers), that individually represented more than 10% of the Company’s net revenue. 20. COST OF SALES Cost of sales is comprised of the cost of inventories sold during the year, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions for inventory that do not pass the Company’s quality assurance standards and obsolete products and packaging, and other production overhead. During the year ended September 30, 2024, the Company recorded provisions in relation to excess and unsaleable inventories and biological assets as well as adjustments to net realizable value totaling $5,483 (September 30, 2023 - $15,012), which are detailed in Note 6. During the year ended September 30, 2024, the Company recorded $nil (September 30, 2023 - $nil) in charges for unabsorbed fixed overhead related to reduced production volumes. 21. CONTINGENCIES The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid- point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 39

22. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE YEAR ENDED THIRTEEN MONTHS ENDED SEPTEMBER 30, 2024 SEPTEMBER 30, 2023 Office and general $ 19,109 $ 18,355 Wages and benefits 15,414 14,379 Professional fees 6,287 13,271 Depreciation and amortization 3,851 5,639 Travel and accommodation 628 788 Utilities 581 598 Total general and administrative expenses $ 45,870 $ 53,030 During the year ended September 30, 2024, the Company recognized a provision for expected credit losses of $4,222, included in the office and general category above. 23. INCOME TAXES Components of income tax recovery are as follows: SEPTEMBER 30, 2024 SEPTEMBER 30, 2023 Current tax Current expense $ — $ 30 Prior year adjustments — (225) $ — $ (195) Deferred tax Origination and reversal of temporary differences $ (7,052) (57,438) Change in unrecognized temporary differences 4,666 48,344 Prior year adjustments 2,386 5,477 $ — $ (3,617) Total income tax recovery $ — $ (3,812) A reconciliation of income tax recovery at the statutory rate to amounts recorded in the consolidated financial statements is provided below: SEPTEMBER 30, 2024 SEPTEMBER 30, 2023 Loss before income taxes $ (45,440) $ (252,413) Statutory income tax rate 29.0% 29.0 % Tax calculated at statutory rate (13,178) (73,200) Non-deductible (non-taxable) items 5,614 11,489 Change in unrecognized temporary differences 4,666 48,495 Tax rate differences and tax rate changes 512 4,152 Prior year tax adjustments 2,386 5,252 Income tax recovery $ — $ (3,812) Recognized deferred tax assets and liabilities consist of the following: CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 40

SEPTEMBER 30, 2024 SEPTEMBER 30, 2023 Deferred tax assets are attributable to the following: Non-capital losses $ 10,485 $ 12,136 Property, plant and equipment — 475 Other — 114 Lease liabilities 985 1,041 Deferred tax assets 11,470 13,766 Set-off of tax (11,470) (13,766) Net deferred tax asset $ — $ — Deferred tax liabilities are attributable to the following: Property, plant and equipment $ (375) $ (1,300) Intangible assets (1,773) (2,137) Biological assets (2,499) (2,832) Inventories (5,859) (6,422) Right-of-use assets (927) (731) Net investment in sublease (13) (316) Other (24) (27) Deferred tax liabilities (11,470) (13,765) Set-off of tax 11,470 13,765 Net deferred tax liability $ — $ — The changes in temporary differences during the year ended and thirteen months ended September 30, 2024 and September 30, 2023, respectively, were as follows: NET BALANCE AT SEPTEMBER 30, 2023 RECOGNIZED IN PROFIT OR LOSS NET BALANCE AT SEPTEMBER 30, 2024 Non-capital losses $ 12,136 $ 10,485 $ 22,621 Property, plant and equipment (1,557) (1,302) (2,859) Intangible assets (2,117) (1,773) (3,890) Biological assets (2,832) (2,499) (5,331) Inventories (6,328) (5,859) (12,187) Lease liabilities 1,041 985 2,026 Net investment in sublease (316) (13) (329) Other (27) (24) (51) Net tax liabilities $ — $ — $ — NET BALANCE AT AUGUST 31, 2022 RECOGNIZED IN PROFIT OR LOSS RECOGNIZED DIRECTLY IN EQUITY & OCI NET BALANCE AT SEPTEMBER 30, 2023 Non-capital losses $ 6,479 $ 5,657 $ — $ 12,136 Property, plant and equipment (1,131) (426) — (1,557) Intangibles (3,719) 1,602 — (2,117) Biological assets (2,628) (204) — (2,832) Inventories (3,165) (3,163) — (6,328) Lease liabilities 862 179 — 1,041 Net investment in sublease (315) (1) — (316) Other — (27) — (27) Net tax (liabilities) assets $ (3,617) $ 3,617 $ — $ — As at September 30, 2024, the Company has $397,826 (September 30, 2023 - $313,727) non-capital loss carryforwards available to offset future taxable income in Canada, which begin to expire in 2035. The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts: CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 41

	SEPTEMBER 30, 2024	SEPTEMBER 30, 2023
Deductible temporary differences	$ 93,950	$ 166,739
Tax losses	362,311	273,774
	$ 456,261	$ 440,513

24. PRODUCT DEVELOPMENT COLLABORATION

On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company's Moncton Campus, which holds the Health Canada licenses required to conduct research and development ("R&D") activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both the Company and BAT have access to certain of each other's intellectual property ("IP") and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the investment proceeds were reserved as restricted cash in order to satisfy certain of the Company's future obligations under the PDC Agreement, including the Company's portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted cash to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted cash as at September 30, 2024 is $8,175 (September 30, 2023 - $17,893).

The CoE is accounted for as a joint operation, with the Company and BAT each paying 50% of the costs incurred by the CoE. The Company recognized its share of the expenses incurred by the CoE in the statements of operations and comprehensive loss under Research and development. For the year ended September 30, 2024, $6,666 (September 30, 2023 - $6,886) of expenses have been recorded in the statements of operations and comprehensive loss.

25. ACQUISITION OF SUBSIDIARIES

i. Laurentian Organic Inc.

On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed Laurentian for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company agreed to provide the seller additional share consideration based on Laurentian's future adjusted EBITDA over a period of two years, which were as follows (all capitalized terms used below not otherwise defined herein have the respective meanings described to them in the Company's agreement to acquire Laurentian):

a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and

b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple.

Earnout payments paid in Common Shares were to be priced based on the five-day volume-weighted average price of the Company's Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996 and subsequently as at August 31, 2022 adjusted to $2,913, to reflect changes in estimates.

The first year earnout milestone was not met and during the thirteen months ended September 30, 2023, the Company recognized a fair valuation gain of $2,864 in the statements of operations and comprehensive loss.

The second year earnout milestone was also not met and during the year ended September 30, 2024, the Company recognized a fair valuation gain of $50 in the statements of operations and comprehensive loss.

In July 2024, the Company received a dispute notice from the Laurentian vendors purporting to cover the first year and second year earnout. The Company and the Laurentian vendors have entered into an engagement letter appointing BDO Canada LLP as neutral accountant to review the items in the dispute notice in accordance with the share purchase agreement dated December 21, 2021.

ii. The Edibles and Infusions Corporation

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 42

On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 should EIC achieve its milestones. Contingent share consideration The acquisition included contingent share consideration based on various milestones as follows: i) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram-branded product, manufactured at the EIC facility, in the Ontario or Alberta recreational markets prior to December 31, 2021. This was achieved in the year ended August 31, 2021 and subsequently settled on September 8, 2021; ii) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022. This was achieved during the thirteen months ended September 30, 2023 and the Company issued 2,621,370 Common Shares as consideration to the former shareholders of EIC, for a total value of $6,500. The remaining $500 has been irrevocably disclaimed and waived as part of a negotiated settlement and the Company recorded it as a change in fair value of contingent share consideration during the thirteen months ended September 30, 2023; and iii) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022. The third milestone, calculated based on the adjusted EBITDA for the 12 months ended December 31, 2022, was not met. 26. OPERATING SEGMENTS An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment. 27. SUBSEQUENT EVENTS On December 6, 2024, the Company acquired 100% of the issued and outstanding shares of Motif Labs Ltd. (“Motif”), a Canadian leader in the vape and infused pre-roll categories backed by a portfolio of strong owned brands, for upfront consideration of $90 million, consisting of $50 million in cash and $40 million of the Company's common shares priced based on the 30 day trading volume-weighted average price ("VWAP") of $2.3210. In addition, Motif shareholders are entitled to receive an additional contingent consideration of $10 million payable in Company's common shares (“Contingent Consideration”), conditional on the Company achieving a price per share exceeding $3.2203 per share, based on the rolling 30-trading day VWAP on the Toronto Stock Exchange, within 12 months of the date of the transaction. The Contingent Consideration shall be priced at $3.22031 per share. The Company believes that this acquisition will bring economies of scale and by leveraging the combined competitive advantages and respective market positions, the Company will continue to grow in Canada and internationally. CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 43

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